ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.2 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION



07076179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

RECD S.E.C.

OCT 4 2007

1086

Atlantic Coast Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001404296
(Registrant's CIK Number)

Exhibit 99.3.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-144149
(SEC File Number, if Available)

PROCESSED

OCT 2 9 2007

THOMSON
FINANCIAL

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

3040   May 30, 2007

Richard S. Garabedian
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015

Re: Atlantic Coast Financial Corporation
        Incoming letter dated May 29, 2007

Dear Mr. Garabedian:

        This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been



 [X] Granted   [   ] Denied

for the statistical information only of Exhibit 99.3, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

                                          Sincerely,



                                          Herbert D. Scholl
                                          EDGAR and Information Analysis
                                          Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waycross, State of Georgia, on __October 4__, 2007.

ATLANTIC COAST FINANCIAL CORPORATION

By: _____

Robert J. Larison, Jr.
President and Chief Executive Officer

PRO FORMA VALUATION REPORT

ATLANTIC COAST FEDERAL CORPORATION

HOLDING COMPANY FOR
ATLANTIC COAST BANK
Waycross, Georgia

Dated As Of:
September 28, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

●

September 28, 2007

Boards of Directors
Atlantic Coast Federal MHC
Atlantic Coast Federal Corporation
Atlantic Coast Bank
505 Haines Avenue
Waycross, Georgia 31501

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Atlantic Coast Federal Corporation, Waycross, Georgia ("ACFC" or the "Company") in connection with the mutual-to-stock conversion of Atlantic Coast Federal MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 63.82% of the common stock of ACFC (the "MHC Shares"), the mid-tier holding company for Atlantic Coast Bank, Waycross, Georgia (the "Bank"). The remaining 36.18% of ACFC's common stock is owned by public stockholders. ACFC, which completed its initial public stock offering in October 2004, owns 100% of the common stock of the Bank. It is our understanding that ACFC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion and Stock Issuance

On May 7, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company

●

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
E-Mail: mail@rpfinancial.com

will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the "Company"), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of June 30, 2007, the date of financial data herein, the MHC's ownership interest in ACFC approximated 63.82%. The Company will also issue shares of its common stock to the public stockholders of ACFC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued ACFC common stock as owned immediately prior to the conversion. As of June 30, 2007, the date of financial data herein, the public stockholders' ownership interest in ACFC approximated 36.18%.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of ACFC, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of ACFC, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 2002 through 2006, a review of various unaudited information and internal financial reports through June 30, 2007, and due diligence related discussions with ACFC's management; Crowe Chizek and Company LLC, the Company's independent auditor; Luse, Gorman Pomerenk and Schick, the Company's legal counsel for the stock conversion counsel; and Ryan Beck and Company, ACFC's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which ACFC operates and have assessed ACFC's relative strengths and weaknesses. We have kept abreast of the changing

regulatory and legislative environment for financial institutions and analyzed the potential impact on ACFC and the industry as a whole. We have analyzed the potential effects of the stock conversion on ACFC's operating characteristics and financial performance as they relate to the pro forma market value of ACFC. We have analyzed the assets held by the MHC, which will be consolidated with ACFC's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared ACFC's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on ACFC's representation that the information contained in the regulatory applications and additional information furnished to us by ACFC and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by ACFC, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of ACFC. The valuation considers ACFC only as a going concern and should not be considered as an indication of ACFC's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for ACFC and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of ACFC's stock alone. It is our understanding that there are no current plans for selling control of ACFC following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which ACFC's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 28, 2007, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in ACFC, and (2) exchange shares issued to existing public shareholders of ACFC, was $211,521,980 at the midpoint, equal to 21,152,198 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory

guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio (x)
Shares				
Supermaximum	27,973,782	17,853,750	10,120,032	2.04545
Maximum	24,325,027	15,525,000	8,800,027	1.77866
Midpoint	21,152,198	13,500,000	7,652,198	1.54666
Minimum	17,979,368	11,475,000	6,504,368	1.31466
Distribution of Shares				
Supermaximum	100.00%	63.82%	36.18%	
Maximum	100.00%	63.82%	36.18%	
Midpoint	100.00%	63.82%	36.18%	
Minimum	100.00%	63.82%	36.18%	
Aggregate Market Value(1)				
Supermaximum	$279,737,820	$178,537,500	$101,200,320	
Maximum	243,250,270	155,250,000	88,000,270	
Midpoint	211,521,980	135,000,000	76,521,980	
Minimum	179,793,680	114,750,000	65,043,680	

(1) Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of ACFC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in ACFC equal to 63.82% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of ACFC will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.31466 shares, 1.54666 shares, 1.77866 shares and 2.04545 shares of newly issued shares of ACFC stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly

issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of ACFC immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of ACFC as of June 30, 2007, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of ACFC and the exchange of the public shares for newly issued shares of ACFC common stock as a full public company was determined independently by the Boards of Directors of the MHC, ACFC and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of ACFC, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of ACFC's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

James P. Hennessey
Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS
ATLANTIC COAST FEDERAL CORPORATION
Waycross, Georgia

RP® Financial, LC.

RP® Financial, LC.

LIST OF TABLES
ATLANTIC COAST FEDERAL CORPORATION
Waycross, Georgia

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Atlantic Coast Bank (the "Bank") is a federally-chartered stock savings bank which conducts operations through its main office in Waycross, Georgia, and a total of 12 additional full service branch offices which cover a broad section of southeastern portions of the State of Georgia and northeastern sections of the State of Florida. Specifically, the northernmost office is located in Garden City, Georgia, near the City of Savannah, to the Orange Park and Lake City offices in northeast Florida, which are outside the City of Jacksonville. Certain of the locations reflect, in part, the credit union roots and the location of CSX Corporation's operations, and reflect several prior acquisitions (credit unions and bank branch acquisitions). The Bank also employs a variety of alternative delivery mechanisms, including ATMs, online banking and a telephone call center.

Originally chartered in 1939 as "Atlantic Coast Line Credit Union", serving the employees of the CSX Corporation and its predecessors, Atlantic Coast evolved through the years into a full-service multi-branch financial institution serving the general public and operating in southeast Georgia and northeast Florida. Atlantic Coast completed a conversion from a federal credit union charter to a federal mutual savings bank charter as of November 1, 2000 (the "Charter Conversion"). The objective of the Charter Conversion was to better serve customers and the local community through the broader lending and to expand its customer base beyond the limited field of membership permitted for credit unions. The Charter Conversion and related growth potential coupled with the ability to raise external capital through the mutual holding company structure are believed to enhance the ability to remain competitive while providing customers with superior service and a broad array of financial services products.

The Bank's post Charter Conversion operations have been characterized by relatively strong growth in loans and deposits. A portion of the growth is attributable to several branch acquisitions as Atlantic Coast acquired a total of three branches in fiscal 2002 and 2003 in two separate transactions. Additionally, Atlantic Coast has taken advantage of its expanded lending authority, as evidenced in the growth of permanent residential mortgages and commercial and

multi-family loans ("income producing property loans"), while continuing to expand its branch office network through de novo branching.

Since the Charter Conversion, the Bank has been regulated by the Office of Thrift Supervision ("OTS"). The Bank is currently a member of the Federal Home Loan Bank ("FHLB") system. The Bank's deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC").

Atlantic Coast reorganized into a mutual holding company ("MHC") structure in January 2003, and no stock was issued publicly at the time. Simultaneous with the MHC reorganization, a wholly-owned mid-tier stock holding company was formed known as Atlantic Coast Federal Corporation ("ACFC" or the "Company"), and Atlantic Coast became a wholly-owned subsidiary of the Company. The MHC and the Company were both capitalized with $50,000 in cash concurrent with their formation.

In October 2004, the Company completed a minority stock issuance, selling a minority ownership position (i.e., 40% of the total outstanding shares) to the public while the MHC retained a majority ownership interest (60% ownership). Gross proceeds raised in pursuant to the minority stock issuance totaled $58.2 million. The most significant asset of the Company is its equity investment in the Bank; in addition, the Company has extended a loan to the Bank's employee stock ownership plan ("ESOP"). As of June 30, 2007, the Company had $898.4 million in assets, $598.1 million in deposits and total equity of $89.1 million, or 9.92% of total assets. The Company's audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion and Reorganization

On May 7, 2007 the Company announced that the Boards of Directors of the MHC, the Company and the Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. In the second-step conversion, the Company will sell shares of common stock in an offering (the "Second Step Conversion" or the "Offering") that will represent the ownership interest in ACFC currently owned by the MHC. As of June 30, 2007, the date of

financial data herein, the MHC's ownership interest in ACFC approximated 63.82%. The Company will also issue shares of its common stock to the public stockholders of ACFC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued ACFC common stock as owned immediately prior to the conversion. As of June 30, 2007, the public stockholders' ownership interest in the Company approximated 36.18%.

Purpose of the Reorganization

A key component of the Company's business plan is to complete a Second Step Conversion offering. In particular, the additional equity capital raised in the Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of ACFC in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity capital raised in the conversion will provide a larger capital cushion for continued growth and diversification in the regional area, as well as increase the lending capability. Future growth opportunities are expected through the current branch network as well as through de novo branching. Additionally, the Company anticipates that growth opportunities will result from bank consolidation in the local market and the resulting fallout of customers who are attracted to ACFC's community-bank orientation and emphasis on customer service. The MHC structure has limited the opportunity to acquire other institutions – so the Second Step Conversion should facilitate the Company's ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock. The increased capital should facilitate the ability of the Company to pursue further diversification of products and services as well as support recent diversification efforts. An added benefit of the Company's increased capital will be the increased regulatory loans-to-borrower limit at the Bank level as the Company seeks to build commercial account relationships, including some large relationships.

The projected use of stock proceeds is highlighted below.

- **The Company.** The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the

ESOP, are expected to be invested initially into investment securities consistent with the Bank's current composition (i.e., U.S. Agency securities and high quality mortgage-related securities with laddered maturities and durations typically no longer than five years) Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. The balance of the net offering proceeds will be infused into the Bank. The increase in the Bank's capital will be less, as the amount to be borrowed by the ESOP to fund a 6% stock purchase will be accounted for as a contra-equity. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities, purchasing MBS and for general corporate purposes.

Strategic Overview

Throughout much of its corporate history, ACFC's strategic focus was on serving its historical credit union field of membership. However, the Charter Conversion was undertaken to broaden the traditional customer base tied to the CSX corporation with the objective of enhancing future growth prospects while minimizing the risk exposure related to conducting businesses with a customer base tied to a single employer. The Company has been generally successful in diversifying the customer base as a result of deposit growth, particularly in the Florida market and as a result of the purchase of branches and expanded mortgage lending activities, including both internal originations and purchases.

In summary, following the Charter Conversion, management began to reengineer the Company's operations to a community-oriented institution emphasizing service, its local orientation and a comparatively broader array of commercial and consumer products and services. Balance sheet growth has been focused on the Jacksonville market in northern Florida given the large size and more favorable growth characteristics of the Jacksonville area in comparison to the Waycross area where the Company's operations have historically been centered. In order to accelerate the ability to grow in ACFC's northern Florida markets, the

Company acquired three branches in two separate transactions (consummated in fiscal 2002 and 2003). In total, the Company assumed approximately $30 million of deposits, acquired $2 million in fixed assets , and $15 million in branch-related loans. The transaction resulted in both amortizable intangibles and non-amortizable goodwill, totaling $3 million. The core deposit intangible (approximately $1 million in the aggregate for the three acquisitions) is being amortized to expense over 10 years using an accelerated method. The Company will seek to continue to grow through the acquisition of branches or other financial institutions, as well as through de novo branching and organic growth realized through the current existing branch and delivery system. In this regard, ACFC has recently opened one new branch office and will be opening a second new office shortly while relocating the existing operations of an existing branch to a new owned facility in a superior location. Additionally, the Company anticipates that growth opportunities may result from bank consolidation in the local market and the resulting fallout of customers who are attracted to ACFC's community-bank orientation and emphasis on customer service.

The ability to market to a broader customer base (both from an employer and geographic standpoint) and the ability to offer an expanded line of products, particularly in the mortgage area, have contributed to the Company's asset and loan growth, which have equaled 16.5% and 13.3% respectively, since the end of fiscal 2002. Additionally, the Charter Conversion enhanced the ability to expand deposits, loans and assets, coupled with the additional capital from the Minority Stock Issuance have led to earnings growth for the Company, notwithstanding a highly competitive environment as well as spread compression attributable to a flat yield curve.

The Company's current operating strategy is designed to take advantage of the broad geographic footprint encompassed by ACFC's offices, particularly in the northern Florida market which is perceived to be a growth oriented market by management. The Company's strong loan growth in recent years has been largely attributable to the origination of mortgage loans (as well as limited purchases), most of which are secured by properties within the Company's markets. The focus of the ACFC's mortgage lending encompasses both residential (i.e., secured by 1-4 family properties) and commercial and multi-family property lending. Approximately 38% of the Company's residential mortgage loans are originated through broker relationships while the balance is originated by in-house personnel. The Company has also supplemented its internal

loan origination capacity through 1-4 family residential loan purchases, primarily of adjustable rate loans. The Company also employs a staff of three commercial loan officers who originated the majority of the Company's commercial and multi-family mortgage loan volume in recent years. Additionally, ACFC has a credit administration function separate and apart from the loan origination function with the objective of maintaining the Company's asset quality.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. In recent years, the Company has sought to expand checking and other transaction accounts in conjunction with the increased emphasis on marketing to commercial accounts. At the same time, the Company has been required to maintain a large base of certificates of deposits ("CDs") and high cost money market accounts in order to generate sufficient deposit funds to fund loan growth.

The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Company's largest source of borrowings; the majority of the Company's borrowed funds have fixed rates and have been used to fund both leveraging through investment in securities and whole loans. Following the Second Step Conversion, the Company may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities and MBS at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Company, FHLB advances would likely continue to be the principal source of such borrowings followed by reverse repurchase agreements.

The Company's earnings base is largely dependent upon net interest income and operating expense levels, as sources of non-interest operating income remain relatively limited, notwithstanding management's efforts to increase their levels. The Company's core earnings have generally been trending upward as the Company benefited from loan growth funded through a mix of deposits and borrowed funds. Additionally, earnings increased as a result of the reinvestment benefit of the proceeds raised in the minority stock issuance completed in fiscal 2004 net of the cost of the stock-related benefit plans.

The post-offering business plan of the Company is expected to continue to focus on products and services which the Company has recently emphasized. Specifically, the Company will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Company will emphasize pursuing further diversification into commercial real estate and construction loans, and the development of broad-based commercial loan and deposit relationships within market constraints.

Balance Sheet Trends

Growth Trends

Over the last 5 years, the Company has implemented a strategy of growth and expansion, realized both through internal growth at existing branches as well as through the acquisition of two offices in Florida in fiscal 2002 and the establishment of a de novo branch in the most recent fiscal year. The impetus for the balance sheet growth in the 2000 to 2004 period primarily included a strategic intent to grow and diversify the customer base away from its traditional credit union membership. More recently, since the minority stock issuance completed in 2004, the Company has been seeking to grow the balance sheet with the objective of increasing earnings per share and long-term shareholder value.

This growth and expansion strategy is evidenced in the summary balance sheet data set forth in Table 1.1, which shows that total assets increased 16.54% annually from $447.7 million at the end of fiscal 2002, to $898.4 million as of June 30, 2007. While loans reflect the greatest increase in dollar terms, investments increased at a faster rate on a percentage basis; investments and MBS together increased from $28.6 million to $126.9 million, or by 38.74% in aggregate on a compounded annual basis. The more rapid growth rate for investments is reflective of the impact of the infusion of the net offering proceeds from the minority stock issuance completed in fiscal 2004 and subsequent efforts to maintain adequate liquidity as well as the desire of management to leverage the Company's strengthened capital position.

Table 1.1
Atlantic Coast Federal Corporation
Historical Balance Sheets
(Amount and Percent of Assets)

| | For the Fiscal Year Ended December 31, | | | | | | | | | | | As of June 30, 2007 | | Compounded Annual Growth Rate | |
| | 2002 | | 2003 | | 2004 | | 2005 | | 2006 | | | | | | |
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$447,721	100.00%	$498,417	100.00%	$637,678	100.00%	$744,116	100.00%	$843,079	100.00%	$898,415	100.00%	16.54%
Cash and Cash Equivalents	13,975	3.12%	8,978	1.80%	38,408	6.02%	37,959	5.10%	41,057	4.87%	40,036	4.46%	26.03%
Loans Receivable (net)	379,778	84.82%	435,614	87.40%	517,792	81.20%	580,441	78.00%	639,517	75.85%	668,837	74.45%	13.25%
Loans Held for Sale	0	0.00%	0	0.00%	0	0.00%	100	0.01%	4,365	0.52%	2,332	0.26%	NM
Investment Securities - AFS	28,599	6.39%	26,039	5.22%	53,363	8.37%	71,965	9.67%	99,231	11.77%	126,857	14.12%	38.74%
Other Investments	1,135	0.25%	500	0.10%	0	0.00%	1,800	0.24%	1,200	0.14%	0	0.00%	-100.00%
FHLB Stock	2,305	0.51%	3,082	0.62%	5,511	0.86%	7,074	0.95%	7,948	0.94%	7,988	0.89%	31.41%
Intangible Assets	1,580	0.35%	3,134	0.63%	3,052	0.48%	2,969	0.40%	2,888	0.34%	2,864	0.32%	13.96%
Deposits	360,880	80.60%	392,256	78.70%	435,682	68.32%	516,321	69.39%	573,052	67.97%	598,091	66.57%	11.74%
Borrowed Funds	45,443	10.15%	60,971	12.23%	100,314	15.73%	129,000	17.34%	173,000	20.52%	205,500	22.87%	39.33%
Total Equity	38,924	8.69%	43,218	8.67%	98,700	15.48%	92,918	12.49%	91,087	10.80%	89,097	9.92%	19.96%
Loans/Deposits		105.88%		111.84%		120.11%		113.79%		112.99%		113.16%	
Number of Full Service Offices		10		12		12		12		13		13	

Source: Atlantic Coast Federal Corporation's prospectus.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 11.7% since 2002. Borrowings have also increased at a healthy pace reflecting certain asset-liability management strategies and wholesale leveraging opportunities. In the future, the Company expects to continue to utilize FHLB advances and reverse repurchase agreements in several ways: (1) as an alternative source of liquidity to fund loan and other balance sheet growth; and (2) in connection with potential leveraging and/or interest rate risk management strategies, particularly if the yield curve steepens.

Annual equity growth equaled 20.0% since the end of fiscal 2002, with the expanded capital base primarily reflecting the impact of retained earnings over the period and the minority stock issuance completed in fiscal 2004. Since the end of fiscal 2004, capital has decreased from $98.7 million to $89.1 million which is attributable to dividend payments and stock repurchases exceeding retained earnings for the period. Coupled with moderate to strong balance sheet growth achieved over the period, the equity-to-assets ratio declined from 15.5% as of the end of fiscal 2004 to 9.9% as of June 30, 2007. The post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Loans Receivable

The Company has been emphasizing real estate secured lending, including primarily the origination and purchase of 1-4 family residential mortgage loans as well as commercial and multi-family mortgage loans. The majority of ACFC's 1-4 family residential mortgage loans consist of loans which are conforming to standards set by Freddie Mac, Fannie Mae or Ginnie Mae, notwithstanding the fact that the Company generally holds the majority of the loans it originates for portfolio. The Company seeks to emphasize residential mortgages which are variable rate or hybrid ARMs (i.e., fixed for a period of up to 7 years and adjustable thereafter). The Company also offers 15 and 30 year fixed rate loans, and may sell a portion of such loans for interest rate risk management purposes. The Company typically designates the longer term fixed rate loans which it intends to sell as "available for sale" at the time of origination; loans

available for sale totaled $2.3 million as of June 30, 2007. The remaining balance of the mortgage loan portfolio consists of a mix of loans secured by multi-family and commercial properties as well as properties under construction reflecting the Company's efforts to diversify the loan portfolio mix.

ACFC's loan portfolio composition as of June 30, 2007, reflects the emphasis on mortgage lending and that notwithstanding efforts to increase the commercial and construction loan portfolios, 1-4 family mortgage loans remain the single largest component of the loan portfolio. Specifically, permanent first mortgage loans secured by 1-4 family residential properties totaled $349.4 million, equal to 52.1% of total loans, while an additional 14.5% of the portfolio was comprised of home equity loans or lines of credit secured by 1-4 family residential properties. At the same date, multi-family and commercial real estate loans and land loans approximated 16.3% of the loan portfolio while the balance of the loan portfolio consisted of construction loans (5.3%) and non-mortgage consumer and business loans (11.8% excluding home equity loans).

Cash, Investments and Mortgage-Backed Securities

ACFC's preference is to deploy the majority of assets into loans while maintaining required liquidity. The Company anticipates initially reinvesting the net offering proceeds into investments with short-to-intermediate maturities, pending longer-term deployment primarily into loans.

As of June 30, 2007, the Company's portfolio of cash and cash equivalents totaled $40.0 million, equal to 4.5% of assets. It is the Company's current practice to classify all investment securities (including MBS) as available for sale ("AFS"). As of June 30, 2007, the investment portfolio totaled $126.9 million, equal to 14.1% of total loans (see Exhibit I-3 for the investment portfolio composition). MBS comprise the largest segment of the investment portfolio, totaling $105.5 million, or 11.7% of assets and 83.2% of investment securities, as of June 30, 2007. The balance of the investment portfolio was comprised of U.S. Government and agency securities ($15.2 million) and municipal securities ($6.2 million).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is

anticipated to increase initially following Offering, pending gradual redeployment into higher yielding loans.

Bank Owned Life Insurance

As of June 30, 2007, the balance of bank owned life insurance ("BOLI") totaled $21.8 million, which reflects a modest increase over the last several fiscal years owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to non-interest income on an annual basis.

Funding Structure

Retail deposits have generally met the substantial portion of the Company's funding needs supplemented with a modest amount of borrowed funds from the Federal Home Loan Bank of Atlanta and through reverse repurchase agreements.

The Company maintains a strong level of savings and transaction accounts, which totaled $303.9 million, or 49.2% of total deposits, as of June 30, 2007, however, certificates of deposits ("CDs") comprise the single largest element of deposits and equaled $294.2 million, or 49.2% of total deposits. In comparison, demand deposit, money market and passbook savings accounts equaled $92.6 million (15.5% of deposits), $170.7 million (28.5% of deposits), and $40.6 million (6.8% of deposits).

The Company has continually utilized borrowed funds over the last five fiscal years, with the majority of borrowings consisting of FHLB advances. As of June 30, 2007, FHLB advances totaled $142.0 million, representing 15.8% of total assets. The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was attributable to efforts to fund loan growth without relying solely on deposits.

The other source of borrowings consists of repurchase agreements which totaled $63.5 million, equal to 7.1% of total assets as of June 30, 2007.

Capital

As a mutual institution, the Company's equity was primarily impacted by the level of earnings for the period from fiscal 2002 through the end of fiscal 2004. With the completion of the minority stock issuance in October 2004, ACFC's capital was more than doubled and equaled $98.7 million, or 15.48% of assets as of December 31, 2004. Earnings since year end 2004 have been more than offset by the impact of the Company's capital management strategies, including the payment of dividends and share repurchases. As a result, the Company's equity had diminished to $89.1 million as of June 30, 2007, reflecting a 4.0% compounded annual rate of decline since the end of fiscal 2004. Moreover, the capital ratio has diminished at an even faster pace reflecting the impact of asset growth, as the equity-to-assets ratio which equaled 15.48% as of December 31, 2004, had declined to 9.92% as of June 30, 2007. The Bank maintained capital surpluses relative to its regulatory capital requirements at June 30, 2007, and thus qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen the Company's regulatory capital position and support further growth. As discussed previously, the post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the fiscal years ended December 31, 2002 to 2006 and for the twelve months ended June 30, 2007. The Company's net earnings have fluctuated, increasing to $4.4 million (0.91% of average assets) in fiscal 2003, from $3.2 million (0.76% of average assets) in fiscal 2002, primarily as a result significant gains on the sale of loans reported during the year ($2.6 million of net non-operating income). However, core earnings, excluding the gains on sale, was in a much narrower range of $2.7 million to $3.2 million over the fiscal 2002 to fiscal 2004 timeframe, with the limited earnings growth resulted from the earnings benefit of comparatively modest loan and asset growth being

offset by spread compression as loan yields declined at a faster pace than funding costs as many portfolio loans refinanced in response to the low interest rates prevailing over the period.

The Company reported higher earnings in fiscal 2005 and 2006, with profitability increasing to $5.0 million (0.71% of average assets) and $5.1 million (0.66% of average assets), respectively, before declining to $3.8 million equal to 0.47% of average assets for the twelve months ended June 30, 2007. Increased earnings reported by the Company for the fiscal 2005 to fiscal 2006 period, is both the result of the reinvestment benefit of the proceeds raised in the minority stock issuance net of the cost of the stock-related benefit plans and balance sheet growth achieved over the last two fiscal years since the ACFC completed its minority stock issuance. Specifically, the Company benefited from growth on both a retail basis (i.e., loans and deposits) and wholesale basis (i.e., investment securities and borrowed funds). Core earnings followed the same trend as non-recurring income and expenses have typically been a limited factor in the Company's operations. These trends are described more fully below.

Net Interest Income

Net interest income increased over the last five and one-quarter fiscal years reflecting the reinvestment of proceeds from the minority stock issuance and the impact of balance sheet growth. However, the ratio of net interest income to average assets has diminished dramatically over the corresponding timeframe. Specifically, net interest income increased from a level of $17.8 million in fiscal 2002 to $21.9 million for the twelve months ended June 30, 2007, owing to several factors previously discussed; the reinvestment benefit of the proceeds raised in the minority stock issuance net of the cost of the stock-related benefit plans as well as loan and overall balance sheet growth realized over the period following the minority stock issuance. However, the ratio of net interest income to average assets has diminished, from 4.24% in fiscal 2002, to 2.65% for the twelve months ended June 30, 2007. Importantly, growth in net interest income achieved in fiscal 2005 and 2006 has occurred notwithstanding ongoing spread compression as described below.

Data pertaining to the Company's interest rate spreads are set forth in Exhibit I-4 and show that its spreads have declined modestly over the last three fiscal years. Specifically, the Company's interest rate spread decreased from 3.29% in fiscal 2004 to 2.55% in fiscal 2006, and

Table 1.2
Atlantic Coast Federal Corporation
Historical Income Statements

	2002 Amount ($000)	2002 Pct(1) (%)	2003 Amount ($000)	2003 Pct(1) (%)	2004 Amount ($000)	2004 Pct(1) (%)	2005 Amount ($000)	2005 Pct(1) (%)	2006 Amount ($000)	2006 Pct(1) (%)	June 30, 2007 Amount ($000)	June 30, 2007 Pct(1) (%)
Interest Income	$30,813	7.35%	$31,213	6.43%	$31,772	5.41%	$37,254	5.26%	$46,407	5.97%	$51,759	6.28%
Interest Expense	(13,035)	-3.11%	(11,781)	-2.43%	(11,644)	-1.98%	(17,139)	-2.42%	(24,747)	-3.18%	(29,866)	-3.62%
Net Interest Income	$17,778	4.24%	$19,432	4.00%	$20,128	3.43%	$20,115	2.84%	$21,660	2.79%	$21,893	2.65%
Provision for Loan Losses	(3,683)	-0.88%	(4,238)	-0.87%	(2,975)	-0.51%	(2,121)	-0.30%	(475)	-0.06%	(1,000)	-0.12%
Net Interest Income after Provisions	$14,095	3.36%	$15,194	3.13%	$17,153	2.92%	$17,994	2.54%	$21,185	2.73%	$20,893	2.53%
Other Operating Income	4,628	1.10%	4,893	1.01%	5,023	0.85%	7,816	1.10%	7,938	1.02%	7,631	0.93%
Operating Expense	(14,711)	-3.51%	(15,911)	-3.28%	(17,256)	-2.94%	(19,616)	-2.77%	(21,679)	-2.79%	(23,110)	-2.80%
Net Operating Income	$ 4,012	0.96%	$ 4,176	0.86%	$ 4,920	0.84%	$ 6,194	0.88%	$ 7,444	0.96%	$ 5,414	0.66%
Net Gain(Loss) on Sale of Loans	$ 126	0.03%	$ 2,697	0.56%	$ 185	0.03%	$ 121	0.02%	$ 67	0.01%	$ 66	0.01%
Net Gain(Loss) on Sale of Foreclosed Assets	-	0.00%	(93)	-0.02%	-	0.00%	-	0.00%	-	0.00%	0	0.00%
Net Gain(Loss) on Sale of AFS Securities	634	0.15%	36	0.01%	-	0.00%	-	0.00%	-	0.00%	119	0.01%
Total Non-Operating Income/(Expense)	760	0.18%	2,640	0.54%	185	0.03%	121	0.02%	67	0.01%	185	0.02%
Net Income Before Tax	$ 4,772	1.14%	$ 6,816	1.40%	$ 5,105	0.87%	$ 6,315	0.89%	$ 7,511	0.97%	$ 5,599	0.68%
Income Taxes	(1,585)	-0.38%	(2,399)	-0.49%	(1,815)	-0.31%	(1,290)	-0.18%	(2,382)	-0.31%	(1,751)	-0.21%
Net Income (Loss) Before Extraord. Items	$ 3,187	0.76%	$ 4,417	0.91%	$ 3,290	0.56%	$ 5,025	0.71%	$ 5,129	0.66%	$ 3,848	0.47%
Estimated Core Net Income												
Net Income	$ 3,187	0.76%	$ 4,417	0.91%	$ 3,290	0.56%	$ 5,025	0.71%	$ 5,129	0.66%	$ 3,848	0.47%
Addback(Deduct): Non-Recurring (Inc)/Exp	(760)	-0.18%	(2,640)	-0.54%	(185)	-0.03%	(121)	-0.02%	(67)	-0.01%	(185)	-0.02%
Tax Effect (1)	289	0.07%	1,003	0.21%	70	0.01%	46	0.01%	25	0.00%	70	0.01%
Estimated Core Net Income	$ 2,716	0.65%	$ 2,780	0.57%	$ 3,175	0.54%	$ 4,950	0.70%	$ 5,087	0.65%	$ 3,733	0.45%
Memo:												
Expense Coverage Ratio (2)	120.85%		122.13%		116.64%		102.54%		99.91%		94.73%	
Efficiency Ratio (3)	65.66%		65.41%		68.61%		70.23%		73.24%		78.28%	
Effective Tax Rate	33.21%		35.20%		35.55%		20.43%		31.71%		31.27%	

(1) Reflects a 38% effective tax rate.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source: Atlantic Coast Federal Corporation's prospectus.

diminishing still further to 2.24% for the six months ended June 30, 2007. The yield-cost spreads are the result of several factors including the flattening yield curve experienced over the last several fiscal years as the Federal Reserve Open Market Committee has increased the targeted Federal Funds rate 17 times in 25 basis point increments (prior to the recent easing of short-term rate targets in September 2007) while longer term interest rates have increased at a much more modest pace. Additionally, the increased reliance on borrowed funds to fund operations and the highly competitive loan market, particularly strong competition for the high credit quality relationships which ACFC seeks to build have also been factors in the spread compression, increasing the cost of funds and limiting the Company's yields, respectively. The initial reinvestment of the offering proceeds should increase net interest income as the funds are reinvested with longer-term earnings benefits realized through leveraging of the proceeds.

Loan Loss Provisions

Provisions for loan losses have historically reflected the large balance of consumer loans, particularly automobile loans which resulted in a high level of chargeoffs. Loan loss remained relatively high subsequent to the Charter Conversion and shift in lending strategy reflecting: (1) the high growth in total loans, including income producing property loans; and (2) the Company's limited experience historically with respect to income producing property lending and the higher risk profile of such lending. Additionally, loan loss provisions in the 2002 to 2004 time period reflected the impact of a relatively high level of NPAs, including reserves allocated to specific problem loans included in the balance of classified assets.

Loan loss provisions diminished in fiscal 2006 relative to the prior year levels as the perceived assets quality has improved, and the ratio of NPAs to assets appears to have stabilized at comparatively modest levels. Additionally, the limited level of chargeoffs in fiscal 2006 and for the six months ended June 30, 2007, have reduced the need to establish additional loan loss provisions. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies. For the 12 months ended June 30, 2007, loan loss provisions totaled $1.0 million, or 0.12% of average assets.

Non-Interest Income

The contribution from non-interest income (before net gains) has increased over the last five fiscal years, from $4.6 million, equal to 1.10% of average assets in fiscal 2002, to $7.6 million, equal to 0.93% of average assets for the twelve months ended June 30, 2007. The largest component of the Company's non-interest income consists of deposit services charges and fees, which are earned primarily based on transaction services for deposit account customers. Other components of non-interest income include returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals.

Growth in non-interest income from fiscal 2004 to fiscal 2006 is largely the result of increased ATM and check card overdraft fees which reflects the impact of several fee initiatives started in 2005, which focused on improving the Company's discipline over service charge fees and collections. Management expects the growth of service charges and fees to be flat as most of the initiatives became fully effective in the third and fourth quarters of 2005 and that new revenues, to the extent they can be realized, will be principally generated from expanded products and services in existing markets and new branches opened in the fourth quarter of 2006 and in fiscal 2007.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, and branching, both from acquisition and de novo branching. In particular, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing benefit costs including the expense of the stock-based benefit plans and such benefits as medical insurance premiums have also been a factor in increasing compensation costs. Reflecting the foregoing, operating expenses have increased from $14.7 million, or 3.51% of average assets in fiscal 2002, to $23.1 million, or 2.80% of average assets, for the twelve months ended June 30, 2007. Importantly, we note the reduction in the operating expense ratio attributable to asset growth exceeding the rate of growth of operating expenses.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans, as well as to the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expense items have been a not been a significant factor in the Company's operations, with the exception of the impact of the sale of the credit card portfolio in fiscal 2003, which generated a $2.7 million pre-tax gain (the sale reflected the termination of the credit card product offering on a direct basis). Other than this one non-recurring item, non-operating revenues and expenses have been limited. For the 12 months ended June 30, 2007, net non-operating income totaled $185,000, equal to 0.02% of average assets.

Taxes

The Company's tax rate was in the 33% to 35% range from fiscal 2002 and fiscal 2004. The Company adopted several tax planning strategies including the BOLI investment as well as investment in non-taxable municipal securities which have subsequently reduced the effective tax rate to 32% for fiscal 2006, and to 31% for the twelve months ended June 30, 2007.

Efficiency Ratio

The Company's efficiency ratio reflects an adverse trend since the beginning of 2004, reflecting the fact that the benefit of a diminishing operating expense ratio has been more than offset by declining spreads and margins. The Company has sought to counter a worsening efficiency ratio through growth, which has translated into higher net income and earnings per share. Specifically, the efficiency ratio increased from 65.66% in fiscal 2002 to 78.28% for the twelve months ended June 30, 2007. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit may be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

> Emphasizing the origination of adjustable rate residential mortgage loans or hybrid ARMS with repricing frequencies of up to seven years when market conditions permit;

> Selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations;

> Maintaining a diversified loan portfolio which includes loans secured by commercial real estate and multi-family properties as well as non-mortgage loans which carry short terms to maturity and/or variable interest rates;

> Improving commercial loan underwriting and administration with the objective of maintaining strong asset quality (this will limit loan losses and enable the Company to maintain a high ratio of interest-earning assets);

> Utilizing interest rate swap agreements on a limited basis to more finely tune the effective repricing structure of funding liabilities;

> Maintaining a balance of cash or short-term investments; and

> Maintaining an acceptable level of capital which provides a favorable level of interest-earning assets relative to interest-bearing liabilities.

The rate shock analysis as of June 30, 2007 (see Exhibit I-5) shows that the expected change in the economic value of equity ("EVE") under a 200 basis point increase or decrease in interest rates was a negative $10.24 million (10.87% of base case EVE) and negative $5.68 million (6.04% of base case EVE), suggesting that the Company's economic value would be adversely impacted under both rising and falling interest rate scenarios. Importantly, there are numerous limitations inherent in such analyses, such as the credit risk of Company's adjustable rate loans in a rising interest rate environment. Moreover, the Company's interest rate risk exposure is projected to be further reduced following the completion of the conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Lending Activities and Strategy

Over the last five fiscal years, the Company has been primarily emphasizing real estate lending, primarily 1-4 family residential mortgage loans and, to a lesser extent, commercial mortgage and multi-family mortgage loans. The majority of the Company's 1-4 family residential mortgage loans consist of loans which are conforming to agency standards, and the non-conforming residential loans are conforming but for the loan amount (i.e., jumbo loans). To a lesser extent, the Company extends consumer loans. Details regarding the Company's loan portfolio composition are included in Exhibits I-6, I-7 and I-8.

Residential Lending

As of June 30, 2007, residential mortgage loans approximated $349.4 million, or 52.1% of total loans. ACFC originates both fixed rate and adjustable rate 1-4 family mortgage loans. The Company's general philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate mortgage loans for portfolio (hybrid loans with a fixed rate of up to 7 years initially) when competitive and market conditions permit. The Company also originates longer term fixed rate loans and may either place such loans into portfolio or sell them on a servicing released basis, depending upon various considerations which include an assessment of the interest rate risk exposure of holding the loans. ACFC has recently been originating longer term fixed rate loans for portfolio with the objective of maintaining overall yields and profitability.

The repricing of ARM loans is tied to a variety of indexes primarily including the U.S. Treasury rate and LIBOR. Depending on the type of loan, there are a variety of periodic and lifetime rate caps which are generally structured based on the conditions prevailing in the competitive market.

ACFC originates one-to-four family loans up to a loan-to-value ("LTV") ratio of 90%, with private mortgage insurance ("PMI") being required for loans in excess of an 80.0% LTV ratio. Substantially all of the 1-4 family mortgage loans originated or purchased by the Company are secured by residences in the Company's markets in Georgia and Florida.

As a complement to 1-4 family permanent mortgage lending, the Company also offers home equity loans including fixed rate amortizing term loans and variable rate lines of credit tied to the Prime rate.

Commercial Mortgage , Multi-Family Mortgage and Land Loan Lending

Commercial real estate loans totaled $69.4 million, equal to 10.4% of total loans, while other mortgage loans, consisting primarily of multi-family mortgage and land loans totaled $39.6 million, equal to 5.9% of total loans. Commercial real estate and multi-family loans originated by ACFC are extended up to a loan-to-value ("LTV") ratio of 75% and carry adjustable rates with amortization periods generally ranging from 20 to 30 years, and a minimum debt service coverage of 1.2 times. The Company's fixed rate product have typically been originated with five or ten year call provisions and priced at a premium to the rate of the U.S. Treasury of corresponding maturity. The majority of adjustable-rate loans carry an initial fixed-rate of interest for either three or five years and then convert to an interest rate that is adjusted annually based upon the index. Prepayment penalties are frequently incorporated into the loan agreements to discourage prepayment within the first several years of the loan. Adjustable rate loans typically consist of loans which are fixed for the first five years and reprice annually thereafter.

Loans to commercial and individual borrowers secured by land and multi-family property total $39.6 million as of June 30, 2007. Multi-family residential loans are generally originated with adjustable interest rates based on prime or U.S. Treasury securities. Loan-to-value ratios on multi-family residential loans do not exceed 75% of the appraised value of the property securing the loan. These loans require monthly payments, amortize over a period of up to 30 years. The Company offers both fixed and adjustable rate land loans to individual and commercial borrowers. Essentially all of these loans are secured by property located in the Company's primary market. The loans carry a maximum loan-to-value ratio of 90% for loans to individuals and 65% to commercial entities.

The typical commercial or multi-family loans that the Company seeks to originate or purchase has a principal balance in the range of $500,000 to $2.0 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. Such

loans are typically collateralized by local properties (within the Company's normal lending territory), consisting primarily of small office buildings, family-type business establishments and apartment buildings. The Company's commercial real estate and multi-family loan portfolio has exhibited relatively strong growth over the last five fiscal years. Furthermore, management has targeted the portfolio for future growth, both in dollar terms and as a percentage of the loan portfolio.

Construction Loans

Construction loans comprised the balance of the Company's mortgage loan portfolio, amounting to $35.2 million (5.3% of total loans) at June 30, 2007. While the Company was for several years an active participant in commercial construction lending, ACFC has deemphasized this business line and is primarily focused on residential construction lending.

Residential construction loans will continue to be emphasized by the Company in the future, generally for the construction of pre-sold homes, which typically convert into permanent loans at the end of the construction period. The Company requires an 85% LTV ratio for construction loans on owner occupied homes. ACFC may lend to builders for "spec" homes but in such cases, will require a LTV ratio of 85% or less. In this regard, the Company is seeking to participate in the significant residential construction business in prevailing in the northern Florida area. The Company's builder loan portfolio is typically limited to small to mid-sized developers, and the Company seeks to limit the exposure to any one builder to approximately four houses under construction at any one time.

Non-Mortgage Loans

ACFC originates non-mortgage loans, including commercial and consumer loans (excluding mortgage-based home equity loans which totaled $97.3 million), which in the aggregate, totaled $79.2 million as of June 30, 2007 (11.8% of total loans). Automobile loans currently represent the largest portion of its consumer loan portfolio. The Company offers fixed–rate automobile loans on a direct basis with terms of up to 84 months for new and recent model used cars and up to 60 months for older model used cars. ACFC will make such loans up to 100% of the vehicle purchase price on new cars and up to 100% of the NADA retail value of used cars.

The Company also extends commercial loans for the purpose of financing leases, working capital lines of credit, loans for equipment and loans for other business purposes. As of June 30, 2007, the portfolio of commercial non-mortgage loans totaled $15.6 million, equal to 2.3% of total loans.

Loan Originations, Purchases and Sales

The Company's 1-4 family mortgage loan originations will primarily come from the following: (1) internal loan originations generated through direct solicitation by the Company's business development officers or by referrals through ACFC's branches or presence on the Internet; (2) loan brokers; and (3) whole loan participation purchases from other lenders (primarily within the Company's normal lending territory). The Company also periodically evaluates the purchase of 1-4 family residential mortgage loan pools from various secondary market sources. Such loans may be comprised of loans both within and outside the Company's primary market.

The Company also employs a staff of three commercial loan officers who originate the majority of the Company's commercial, multi-family and land loan volume in fiscal 2006. ACFC may also utilize loan brokers to acquire commercial and multi-family mortgage loans from time-to-time or may purchase participation interests from other lenders.

Consumer loans are primarily extended to provide a full range of services to customers and are originated by in-house staff. Such loans are primarily evaluated utilizing statistical credit scoring models to evaluate the borrowers creditworthiness.

Asset Quality

The Company's asset quality unfavorably impacted by loan underwriting and credit administration procedures in the fiscal 2002 through 2004. In this regard, the Bank experienced and increase in nonperforming loans and impaired loans primarily during this period, consisting of a few large commercial real estate loans. As a result, the Company increased its loan loss allowances and established provisions to bolster the allowance for loan loss account in response to an increase in loan chargeoffs.

Non-performing assets reached a fiscal year end peak of $7.0 million, equal to 1.09% of assets in fiscal 2004. The level of NPAs and the Company's apparent credit risk exposure has subsequently diminished as management revamped the loan underwriting and credit administration procedures, and employed individuals with significant in-market lending experience to manage the commercial and construction lending function. Specifically, NPAs have diminished from $7.0 million in fiscal 2005, to $3.3 million (0.40% of assets) at the end of fiscal 2006, and $4.9 million (0.55% of assets) as of June 30, 2007. The ratio of allowances to total loans equaled 0.75% while reserve coverage in relation to NPAs equaled 103.53% as of June 30, 2007 (see Exhibit I-9 and I-10).

With respect to asset quality, management remains watchful of conditions in the real estate market, particularly in Florida which experienced a significant run-up in real estate values through 2006. Many areas of Florida appear to be overbuilt and property values have declined in many areas of the state. As yet, the Company's asset quality has not been significantly impacted by these trends.

Funding Composition and Strategy

As of June 30, 2007, the Company's assets were funded primarily with deposits, and, to a lesser extent, borrowings and equity (see Exhibits I-11, I-12 and I-13). The Company's deposit services cater to primarily individuals rather than commercial businesses, although the commercial segment has been growing in recent periods.

Deposits

Local retail deposits have consistently addressed the substantial portion of ACFC's funding needs, with core deposits in the form of non-interest bearing checking, passbook accounts, and money market deposit accounts comprising the majority of deposits. In the aggregate, these accounts totaled $303.9 million, or 50.8% of total deposits as of June 30, 2007. At this same date, CDs accounted for approximately 49.2% of deposits. Approximately 70% of CDs had remaining maturities of one year or less. Large balance CDs (i.e. balances greater than $100,000), which tend to be more rate sensitive than lower balance CDs, accounted for $108.3 million, or 18.1% of deposits, at June 30, 2007.

Borrowings

Borrowings have been utilized primarily as a supplemental funding source to fund lending and investment security activity. As of June 30, 2007, borrowed funds consisted of $142.0 million of Federal Home Loan Bank (FHLB) advances. Maturities on ACFC's portfolio of borrowed funds extend out to as long as 9 years (2016). Fixed-rate advances includes amounts which may be converted by the FHLB, at various designated dates following issuance, from fixed-rate to variable-rate debt, or for certain advances, adjusted to current market fixed rates. As of the most recent fiscal year end, convertible advances had a balance of $99.0 million

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying amount of $63.5 million at June 30, 2007. The agreements carry various periods of fixed interest rates that convert to callable floating rates in the future. Upon conversion, each agreement may be terminated in whole by the lender each following quarter. At maturity or termination, the securities underlying the agreements will be returned to the Company. As of June 30, 2007, the weighted average rate of the agreements was 4.52%.

Borrowed funds have been employed both as a liquidity management tool (i.e., to bolster funds when deposits fall short of the Company's requirements), as an earnings tool (i.e., to increase interest-earning assets through leverage), and as an interest rate risk management tool (i.e., a means of locking in longer term funds). The Company will continue to utilize borrowings as a supplemental funding source in the future, generally for these same purposes.

Subsidiaries

At June 30, 2007, ACFC did not have any active subsidiaries other than the Bank. During 2005, the Bank formed Atlantic Coast Holdings, Inc. as a wholly owned subsidiary for the purpose of managing and investing in certain securities, as well as owning all of the common stock and 85% of the preferred stock of Coastal Properties, Inc., a real estate investment trust. Coastal Properties, Inc. was formed for the purpose of holding Georgia and Florida first lien residential mortgages originated by Atlantic Coast Bank. First Community Financial Services, Inc., an additional subsidiary of Atlantic Coast Bank, is currently inactive.

<u>Legal Proceedings</u>

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the ACFC's financial condition or operations.

II. MARKET AREA

Introduction

ACFC currently conducts operations through its main office in Waycross, Georgia, and a total of 12 additional branch offices which cover a broad section of southeastern portions of the State of Georgia and northeastern sections of the State of Florida. Specifically, the northernmost office is located in Garden City, Georgia, near the City of Savannah, and the branch network extends to their newest branch, the Julington Creek office in northeast Florida, which is midway between Jacksonville and St. Augustine. Certain of the locations reflect, in part, the credit union roots and the location of CSX Corporation's operations, and reflect several prior acquisitions (credit unions and bank branch acquisitions).

Important from the perspective of this analysis, the Company's offices, deposits and lending activities are concentrated in two areas including Waycross, Georgia (Ware County) where the headquarters office, one branch, and a drive-up facility are located, and in Jacksonville (Duval County) where six branches are situated, and which has been an area of growth for the Company which has purchased 3 branches in Jacksonville over the last several years. Overall, approximately three-quarters of the Company's deposits were in these two markets as of June 30, 2006. Given this regional concentration, the regional economic and demographic trends for the Waycross, Georgia and Jacksonville markets have been the focus of the analysis set forth herein.

A map reflecting the broad geographic coverage of ACFC's offices as well as the relative concentration of offices in the Waycross and Jacksonville markets is set forth below.



Future growth opportunities for ACFC depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of ACFC's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company, and will be factored into our valuation analysis accordingly.

Local and Regional Market Conditions

Economic Overview – Ware County, Georgia

Ware County is a primarily rural area with a population estimated at 34,000, less than 15,000 of who lived in the City of Waycross. The economy of the market area is based on manufacturing, transportation and service industries and agriculture. The transportation sector is dominated by CSX Transportation, which employs more than 1,200 workers at its "Hump Yard" in Waycross, which is essentially serves as a major southeastern switching yard and service center for the CSX Railroad. Many of the smaller manufacturing industries and other employers in Waycross and the surrounding area are related to the town's location at a major regional rail hub for CSX Transportation and ready access to major highways (Waycross is at the junction of

U.S. Routes 1, 82 and 84, which provide easy access to major interstate routes including I-95 and I-75). Farm products produced in Ware County and the surrounding area primarily include blueberries, tobacco and cotton as well as livestock, including cattle and hogs. Importantly, Ware County is a relatively small market with limited growth trends. Thus, the Company has been seeking to expand its market into larger more growth oriented markets such as Duval County, Florida, which is described below.

Economic Overview – Duval County, Florida

Jacksonville's economy has historically been tied to the military and defense industries, primarily the Navy, and has realized strong growth since the beginning of World War II. As a result of the mild climate and relatively low cost of living in comparison to many areas of southern Florida, the area has attracted many retirees. The surrounding area also has a significant tourism industry. Moreover, many other businesses including banks and financial services companies have transformed Jacksonville into a regional financial center in the southeastern U.S. These characteristics, coupled with growth of the Port of Jacksonville into the 40th largest port in the U.S. have all contributed to growth of the Jacksonville area economy.

Market Area Demographics

Table 2.1 includes detailed information regarding the demographic trends for the Company's market area counties from 2000 to 2007 and projected through 2012. Data for the States of Georgia and Florida is included for comparative purposes. The data shows a wide diversity of size and growth levels for the markets served by ACFC. In this regard, the Ware County market (Waycross) where the Company maintains approximately one-third of its deposits, is relatively small (total population approximating 34,000) and has actually been experiencing a decline in growth in terms of its total population base from 2000 to 2007. While the Company's other markets in Georgia (Chatham County and Coffee County) are larger in terms of the overall population and household levels, the Company's retail presence in these markets is relatively limited (they represented 3.2% and 3.0% of the Company's total deposits as of June 30, 2006.

Table 2.1
Atlantic Coast Federal Corporation
Summary Demographic Information

	Year			Growth Rate	
Population (000)	2000	2007	2012	2000-2007	2007-2012
United States	281,422	306,348	325,526	1.2%	1.2%
Georgia	8,186	9,655	10,784	2.4%	2.2%
Chatham County	232	252	264	1.2%	1.0%
Coffee County	37	41	43	1.2%	1.0%
Ware County	35	34	34	-0.5%	-0.1%
Households (000)					
United States	105,480	115,337	122,831	1.3%	1.3%
Georgia	3,006	3,555	3,974	2.4%	2.3%
Chatham County	90	98	104	1.3%	1.2%
Coffee County	13	15	15	1.2%	1.2%
Ware County	13	14	14	0.2%	0.1%
Median Household Income ($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
Georgia	42,686	55,102	65,884	3.7%	3.6%
Chatham County	37,854	47,952	56,393	3.4%	3.3%
Coffee County	30,698	36,607	41,386	2.5%	2.5%
Ware County	28,527	35,471	40,728	3.2%	2.8%
Per Capita Income ($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
Georgia	21,154	28,047	34,445	4.1%	4.2%
Chatham County	21,152	27,336	33,358	3.7%	4.1%
Coffee County	15,530	18,631	21,337	2.6%	2.7%
Ware County	14,384	18,921	22,255	4.0%	3.3%

2007 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000- $100,000	$100,000 to $150,000	$150,000+
United States	21.9	25.0	32.3	12.3	8.4
Georgia	21.3	23.7	33.4	12.5	9.2
Chatham County	26.4	25.1	30.6	10.3	7.5
Coffee County	33.4	31.6	26.1	5.7	3.3
Ware County	36.5	29.4	26.4	5.4	2.3

Table 2.1
Atlantic Coast Federal Corporation
Summary Demographic Information

	Year			Growth Rate	
Population (000)	**2000**	**2007**	**2012**	**2000-2007**	**2007-2012**
United States	281,422	306,348	325,526	1.2%	1.2%
Florida	15,982	18,894	21,312	2.4%	2.4%
Clay County	141	186	229	4.1%	4.2%
Columbia County	57	66	74	2.2%	2.3%
Duval County	779	898	993	2.0%	2.0%
Nassau County	58	71	82	3.0%	3.0%
St. Johns County	123	178	224	5.4%	4.7%
Households (000)					
United States	105,480	115,337	122,831	1.3%	1.3%
Florida	6,338	7,511	8,501	2.5%	2.5%
Clay County	50	67	83	4.3%	4.3%
Columbia County	21	25	28	2.4%	2.5%
Duval County	304	356	395	2.3%	2.1%
Nassau County	22	27	32	3.2%	3.1%
St. Johns County	50	71	90	5.3%	4.8%
Median Household Income ($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
Florida	38,843	48,591	56,912	3.3%	3.2%
Clay County	48,948	60,328	69,111	3.0%	2.8%
Columbia County	30,811	36,891	41,820	2.6%	2.5%
Duval County	40,737	50,508	59,545	3.1%	3.3%
Nassau County	46,054	54,990	63,347	2.6%	2.9%
St. Johns County	50,102	63,436	75,293	3.4%	3.5%
Per Capita Income ($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
Florida	21,557	27,311	32,994	3.4%	3.9%
Clay County	20,868	26,643	32,020	3.6%	3.7%
Columbia County	14,598	18,699	21,647	3.6%	3.0%
Duval County	20,753	26,433	31,876	3.5%	3.8%
Nassau County	22,836	28,080	32,934	3.0%	3.2%
St. Johns County	28,674	37,499	46,390	3.9%	4.3%

	Less Than	$25,000 to	$50,000-	$100,000 to	
2007 HH Income Dist.(%)	**$25,000**	**50,000**	**$100,000**	**$150,000**	**$150,000+**
United States	21.9	25.0	32.3	12.3	8.4
Florida	23.3	28.0	31.3	10.4	7.0
Clay County	14.0	25.6	39.3	14.8	6.3
Columbia County	32.7	31.8	27.0	6.3	2.2
Duval County	21.7	27.7	33.7	10.8	6.1
Nassau County	19.6	24.9	36.7	12.0	6.8
St. Johns County	16.7	22.6	32.0	14.6	14.0

Source: ESRI.

At the same time, the rationale for targeted expansion into larger more vibrant markets is clearly evidenced in the data as Duval County, Florida (i.e., the Jacksonville market) represents a comparatively huge market (898,000 residents and 1.4 million residents in the Jacksonville MSA) which has been growing by approximately 2.0% from 2000 to 2007. Likewise, the other Florida markets in Clay, Columbia, and Nassau Counties where the Company maintains office facilities have experienced favorable growth trends. ACFC has recently expanded its footprint into the nearby attractive St. Johns County area, with the Julington branch opening in October of 2006. This area shows the most growth out of all the counties that ACFC serves, it also will continue to grow at a faster pace into 2012. ACFC plans to build another branch in St. Johns County later in the year.

Income characteristics for the Company's markets are also reflected in the data set forth in Table 2.1. Generally, ACFC's markets in Georgia are in rural and/or less prosperous regions of the state, which is reflected in the comparatively moderate income levels as measured by average household income, median household income and per capita income. Specifically, the median household and per capita income in Ware County equaled $35,471 and $18,921 respectively, as of 2007, which falls approximately 36% and 33% below the state aggregate, respectively. While income levels in the Company's other Georgia markets are higher than Ware County, they too fall below the Georgia aggregate level.

By comparison, income levels in Duval County where the Company is growing are relatively comparable to the Florida aggregate. In this regard, the median household income in Duval County equaled $50,508 as of 2007, which exceeded the state aggregate by 3.9%, while per capita income equaled $26,433, which fell 3.2% below the state aggregate. In St. Johns County, where ACFC is seeking to grow, the income levels exceeded the Florida average. The median household income and per capita income averages in St. Johns County equaled $63,436 and $37,499, which were 30.6% and 37.3% higher than the state aggregates.

Local Economy/Largest Employers

The largest employers in Ware County and the Jacksonville MSA reflect the characteristics and trends previously described. In this regard, the major employers in Ware County reflect the status of Waycross and Ware County as a regional center for jobs, shopping

and health care, among other components. In this regard, the population of Ware County approximately doubles during the working day when residents of nearby areas commute into the market for work, at such large employers as CSX (1,250 employees), Satilla Health Services (1,200 employees) and Baptist Village Inc. (575 employees). Other large manufacturing employers include Simmons Company (mattress manufacturer), Clayton Homes (producer of manufactured homes), Carolina Skiff which manufactures small boats and Voith Paper Fabrics which produces paper machine dryer fabrics.

The largest employers in the Jacksonville MSA reflects the traditionally large role played by the military, but also reflects the growing importance of other business and industries on the local economy including health care, retailing and financial services (see Table 2.2). In this regard, the largest employer and two of the five largest employers in the market is the U.S. Navy, which employs more than 25,000 workers at the Mayport Naval Station and the Jacksonville Naval Air Station. Retailing is also important as Jacksonville serves as the corporate headquarters for one of the largest grocers in the U.S. (Winn-Dixie employing 6,200). Other large employers include health care providers and financial services companies, whose presence in Jacksonville has been growing over the last several decades.

Table 2.2
Atlantic Coast Federal Corporation
Major Employers in Ware County and the Jacksonville MSA

Company	2006 Employees	Product/Service
Ware County		
CSX Transportation	1,250	Rail/Freight Transport.
Satilla Health Services	1,200	Hospital
Ware County Board of Education	1,200	Gov./Education
Baptist Village, Inc.	575	Nursing Home
Simmons Company	225	Mattress Manufacturer
Scotbuilt Homes	200	Manufactured Housing
Carolina Skiff	256	Boat Manufacturer
Clayton Homes	178	Manufactured Housing
GATX	135	Railroad Car Repairs
Voith Paper Fabrics	132	Man. Paper Fabrics
Jacksonville MSA		
Jacksonville Naval Air Station	25,245	Government/Military
Duval County Public Schools	16,003	Govt./Education
Mayport Naval Station	15,293	Government/Military
City of Jacksonville	8,828	Municipal Govt.
Blue Cross/Blue Shield	8,200	Health Insurer
Baptist Health System	7,000	Health Care
Winn-Dixie Stores (Corporate Hqtrs.)	6,200	Grocery
Mayo Clinic	5,000	Health Care
CSX Transportation	4,400	Railroad Corp. Hqtrs.
Citibank	4,200	Credit Card Company
Bank of America	4,000	Regional Bank Sys.
Clay County School Board	4,000	Public Education

Sources: Okefenokee Development Authority for Ware County and the Northeast
Florida Regional Development Partnership for the Jacksonville MSA.

Unemployment Rates

Unemployment levels on a local, state and national level have generally remained stable or improved slightly, reflecting both the impact of the economic recovery as well as limited job creation in the face of strong productivity growth. Specifically, the national unemployment rate has improved, but there has been an increase in the Florida unemployment

rate and Georgia's unemployment rate held constant over the year. The unemployment rates in the Company's markets have generally increased slightly over the year.

Table 2.3
Atlantic Coast Federal Corporation
Unemployment Trends (1)

Region	July 2006 Unemployment	July 2007 Unemployment
United States	4.8%	4.6%
Georgia	4.6	4.6
Chatham County	4.6	4.4
Coffee County	5.7	6.4
Ware County	5.5	5.2
Florida	3.3	3.9
Columbia County	3.5	3.7
Clay County	3.3	3.7
Duval County	4.1	4.5
Nassau County	3.2	3.4
St. Johns County	2.9	3.5

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Competition

As a savings bank with its primary business functions of real estate lending and the gathering deposits in southeast Georgia and northeast Florida, ACFC's primary competitors are: (1) other financial institutions with offices in the local market (including banks, thrifts and credit unions); (2) other mortgage loan originators; (3) those depository and lending organizations not physically located within the market but capable of doing business remotely through the Internet or by other means; and (4) other competitors such as investment firms, mutual funds, insurance companies, etc.

Competition among financial institutions in the Company's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company's products and services is expected to remain highly competitive. Community-

sized institutions such as ACFC typically compete with larger institutions on pricing or operate in a niche that will allow for operating margins to be maintained at profitable levels. The Company's Plan as set forth herein reflects elements of both strategies.

Table 2.4 displays deposit market trends in recent years for Ware and Duval Counties as well as the other markets where ACFC maintains branch offices. The Company maintains a relatively strong market share in Ware County, where it is the largest financial institution holding approximately 26% of the total deposit market. Importantly, growth in the Ware County market has been limited, as total deposits have only realized 2.6% annual growth overall over the last two years. The Duval County market represents a much larger market overall (in excess of $23 billion of total deposits) but ACFC's market share is much smaller, equal to approximately 1.1% of the total deposit market.

The largest competitors in the markets served by ACFC are comprised of some of the largest financial institutions in the Southeast U.S. and the nation as a whole (See Table 2.5). In this regard, while ACFC holds the largest market share in Ware County, there are other significant competitors including PrimeSouth Bank, Waycross Bank & Trust and SunTrust Bank, each of which holds a 10% share of the deposit market or greater. The Duval County market also reflects a significant level of competition with a significant number of large banks, community banks and credit unions. In this regard, the two largest financial institutions in the market (Bank of America and Wachovia) together hold more than 50% of the deposit market.

Table 2.4
Atlantic Coast Federal Corporation
Deposit Summary
(Dollars in Thousands)

	As of June 30,						Deposit
	2004			2006			Growth Rate
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	2004-2006
State of Georgia	$132,040,745	100.0%	2,596	$169,489,384	100.0%	2,741	13.3%
Commercial Banks	126,380,298	95.7%	2,444	162,798,692	96.1%	2,536	13.5%
Savings Institutions	5,660,447	4.3%	152	6,690,692	3.9%	205	8.7%
Chatham County	$3,548,273	100.0%	78	$4,417,585	100.0%	88	11.6%
Commercial Banks	3,496,572	98.5%	76	4,362,223	98.7%	85	11.7%
Savings Institutions	51,701	1.5%	2	55,362	1.3%	3	3.5%
Atlantic Coast	21,354	0.6%	1	17,502	0.4%	1	-9.5%
Coffee County	$542,538	100.0%	17	$602,979	100.0%	16	5.4%
Commercial Banks	526,822	97.1%	16	586,494	97.3%	15	5.5%
Savings Institutions	15,716	2.9%	1	16,485	2.7%	1	2.4%
Atlantic Coast	15,716	2.9%	1	16,485	2.7%	1	2.4%
Ware County	$623,097	100.0%	9	$655,431	100.0%	10	2.6%
Commercial Banks	459,357	73.7%	7	483,271	73.7%	8	2.6%
Savings Institutions	163,740	26.3%	2	172,160	26.3%	2	2.5%
Atlantic Coast	163,740	26.3%	2	172,160	26.3%	2	2.5%
State of Florida	$300,961,284	100.0%	4,897	$363,415,173	100.0%	5,310	9.9%
Commercial Banks	248,611,907	82.6%	4,217	296,868,502	81.7%	4,465	9.3%
Savings Institutions	52,349,377	17.4%	680	66,546,671	18.3%	845	12.7%
Clay County	$797,812	100.0%	28	$1,176,186	100.0%	29	21.4%
Commercial Banks	766,700	96.1%	27	1,071,754	91.1%	26	18.2%
Savings Institutions	31,112	3.9%	1	104,432	8.9%	3	83.2%
Atlantic Coast	31,112	3.9%	1	37,319	3.2%	1	9.5%
Columbia County	$587,941	100.0%	17	$875,839	100.0%	16	22.1%
Commercial Banks	464,532	79.0%	13	549,055	62.7%	12	8.7%
Savings Institutions	123,409	21.0%	4	326,784	37.3%	4	62.7%
Atlantic Coast	32,490	5.5%	1	46,917	5.4%	1	20.2%
Duval County	$16,352,509	100.0%	166	$23,163,135	100.0%	175	19.0%
Commercial Banks	13,868,218	84.8%	152	19,285,097	83.3%	153	17.9%
Savings Institutions	2,484,291	15.2%	14	3,878,038	16.7%	22	24.9%
Atlantic Coast	176,181	1.1%	5	256,572	1.1%	5	20.7%
Nassau County	$609,236	100.0%	18	$814,037	100.0%	17	15.6%
Commercial Banks	605,646	99.4%	17	806,484	99.1%	16	15.4%
Savings Institutions	3,590	0.6%	1	7,553	0.9%	1	45.0%
Atlantic Coast	3,590	0.6%	1	7,553	0.9%	1	45.0%

Source: FDIC.

Table 2.5
Atlantic Coast Federal Corporation
Competitor Analysis

Rank	Company Name	City	State	Charter	Branches	June 30, 2006 Total Deposits ($000)	Market Share (%)
Ware County							
1	**Atlantic Coast Bank**	**Waycross**	**GA**	**Thrift**	**2**	**$172,160**	**24.24**
2	PrimeSouth Bank	Atlanta	GA	Bank	1	129,767	18.27
3	Waycross Bank & Trust	Waycross	GA	Bank	1	90,085	12.68
4	SunTrust Bank	Atlanta	GA	Bank	1	83,324	11.73
5	United Community Bank	Blairsville	GA	Bank	1	53,319	7.51
6	Bank of America NA	Charlotte	NC	Bank	1	52,069	7.33
7	Branch Banking & Trust Company	Winston-Salem	NC	Bank	1	42,203	5.94
8	Patterson Bank	Patterson	GA	Bank	1	40,072	5.64
9	Peoples Bank	Blackshear	GA	Bank	1	30,157	4.25
10	Community United FCU	Waycross	GA	Credit Union	1	11,315	1.59
11	Ware County School Emps. FCU	Waycross	GA	Credit Union	1	3,436	0.48
12	Heritage Bank	Hinesville	GA	Bank	1	2,347	0.34
	Total				13	$710,254	100.00
Duval County							
1	Bank of America NA	Charlotte	NC	Bank	27	8,326,668	29.42
2	Wachovia Bank NA	Charlotte	NC	Bank	41	6,131,657	21.66
3	Everbank	Jacksonville	FL	Thrift	5	3,026,895	10.69
4	VyStar Credit Union	Jacksonville	FL	Credit Union	1	2,642,875	9.34
5	SunTrust Bank	Atlanta	GA	Bank	25	1,590,295	5.62
6	Community First CU of FL	Jacksonville	FL	Credit Union	1	951,131	3.36
7	Compass Bank	Birmingham	AL	Bank	14	882,067	3.12
8	AmSouth Bank	Birmingham	AL	Bank	13	421,943	1.49
9	First Guaranty B&TC	Jacksonville	FL	Bank	7	322,868	1.14
10	Florida Telco Credit Union	Jacksonville	FL	Credit Union	1	305,298	1.08
11	**Atlantic Coast Bank**	**Waycross**	**GA**	**Thrift**	**5**	**256,572**	**0.91**
12	R-G Crown Bank	Casselberry	FL	Thrift	6	278,277	0.98
13	JAX Federal Credit Union	Jacksonville	FL	Credit Union	1	261,316	0.92
14	Mercantile Bank	Orlando	FL	Bank	5	260,015	0.92
15	Jacksonville Bank	Jacksonville	FL	Bank	5	256,592	0.91
16	Branch Banking & Trust Co.	Winston-Salem	NC	Bank	6	215,659	0.76
17	State Emps Credit Union	Jacksonville	FL	Credit Union	1	188,911	0.67
18	Oceanside Bank	Jacksonville Beach	FL	Bank	4	183,511	0.65
19	Monticello Bank	Jacksonville	FL	Thrift	2	180,860	0.64
	All Others Financial Insitutions	N.A.	N.A.	N.A.	43	1,623,874	5.74
	Total				213	$28,307,284	100.0

Source: SNL Securities and FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of ACFC's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of ACFC is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to ACFC, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 165 publicly-traded institutions nationally, including approximately 35 publicly-traded MHC and,

thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since ACFC will be a full public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of the Company. In the selection process, we applied the following "screen" to the universe of all publicly traded full stock companies:

> Screen #1. All Southeast thrift institutions, including Florida based thrifts, with total assets of less than $2 billion with return on equity ratios of less than 12.0% and which were profitable on a core operating basis. All seven of the companies meeting the foregoing search criteria were included in the Peer Group. Federal Trust Corp of Florida which otherwise met the selection criteria was excluded owing to operating losses related to asset quality issues.

> Additionally, in order to round out the Peer Group to a total of ten fully converted institutions, we selected three mid-Atlantic based thrifts (ESB Financial, Fidelity Bancorp and Parkvale Financial Corp) which have similar asset sizes compared to the Company and which are located outside of the northeast megalopolis. Thus, their markets were deemed to be relatively comparable to the Company's Florida and Georgia markets.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and ACFC, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of ACFC's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

Table 3.1
Peer Group of Publicly-Traded Thrifts
September 28, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	D	June-90	10.60	$135.0
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,844	47	J	July-87	29.01	$163.0
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820	15	D	May-96	18.00	$88.0
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755	11	D	October-02	12.33	$97.0
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	S	June-88	15.50	$46.0
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714	17	S	April-95	41.00	$90.0
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479	8	M	March-88	9.30	$40.0
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	D	May-03	13.98	$57.0
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	340	1	J	July-03	10.75	$69.0
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170	4	D	April-97	18.15	$23.0

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- **ESB Financial Corp of PA** reported total assets of $1.9 billion and operates through a total of 26 branch offices in western Pennsylvania. ESB Financial Corp.'s assets reflect the lowest ratio of loans in comparison to any Peer Group company on an individual basis, while borrowed funds were also relatively high. As a result of the relatively high ratio of wholesale investment and borrowed funds, operating expenses for ESB Financial Corp. were comparatively modest but the net interest income and ROA was also comparatively limited as a result of its narrow spreads. NPAs were low for ESB Financial Corp.

- **Parkvale Financial Corp. of PA** reported total assets of $1.8 billion and operates through a total of 47 branch offices in western Pennsylvania. Parkvale Financial's balance sheet mixture compares closely to the Peer Group average though it has a relatively leverage equity position with the lowest tangible equity ratio of any of the Peer Group companies. Notwithstanding its leveraged equity ratio, earnings approximated the Peer Group average reflecting its relatively low operating expense ratio. NPAs are below the Peer Group average and loan losses have historically been modest.

- **First Fed. Bancshares of AR** maintains $820 million in total assets and operates through a total of 15 branches in Arkansas. The balance sheet composition reflects a relatively high proportion of loans, with a comparatively high proportion of the loan portfolio comprised of higher risk-weight construction and commercial mortgage loans. Earnings are modestly below the Peer Group average as its strong spreads and non-interest income levels are offset by its higher operating expenses in comparison to the Peer Group average. The level of high risk-weight lending may contribute to the higher NPAs in relation to the Peer Group average; reserve coverage ratios are lower as well in comparison to the Peer Group.

- **Citizens South Banking of NC** was selected for the Peer Group primarily based on its size ($755 million of assets) and location in the southeastern U.S. which is relatively comparable to the Company's market. Citizens South reported an ROA which was above the Peer Group average as earnings were supported by its loan portfolio, which included a relatively high level of diversification into multi-family and commercial mortgage loans. NPAs were below the Peer Group average while reserve coverage ratios in relation to NPAs were above the Peer Group average.

- **Fidelity Bancorp, Inc. of PA** operates through a total of 13 branch offices in the Pittsburgh metropolitan area. The balance sheet reflects a comparatively high ratio of leveraging, with investments and borrowings comprising significant segments of the balance sheet. The ROA is modestly below the Peer Group average reflecting the limited spreads and notwithstanding its low operating

expenses. Lending is primarily concentrated in 1-4 family mortgage loans, both in terms of whole loans and a significant investment in MBS.

• **Teche Holding Company of LA** has $714 million of total assets and operates through 17 offices in southern Louisiana. The asset base is comprised primarily of loans and deposits with limited balances of investments and borrowed funds. Teche Holding Company reports a relatively strong ROA above the Peer Group average which provides it with a comparatively favorable ROE. NPA are modestly above the Peer Group average.

• **Community Financial Corp. of VA** has $479 million of total assets and operates through eight branch offices in western Virginia. The asset base is comprised primarily of loans and deposits with limited balances of investments and borrowed funds. Reflecting the foregoing, the ROA is above the Peer Group average supported by its relatively strong net interest margin (i.e., resulting from the high ratio of loans and the yield potential of the commercial loan portfolio) and strong fee income. The ratio of NPAs is below the Peer Group average while reserve coverage is relatively comparable.

• **First Community Bank Corp. of Florida** has $413 million of total assets and operates through 4 offices in the Miami metropolitan area. First Community Bank Corp. maintains the highest ratio of loans and deposits of any of the Peer Group companies and its ROA, which is modestly above the Peer Group average, is supported by its relatively strong net interest margin as a result. Asset quality is strong in comparison to the Peer Group average, both in terms of the ratio of NPAs and reserve coverage.

• **Jefferson Bancshares of TN** has $340 million of total assets and operates through a single office eastern Tennessee. The asset base is comprised primarily of loans and deposits with limited balances of investments and borrowed funds. Enhancing the comparability to the Company, Jefferson Bancshares has the highest capital ratio of any of the Peer Group companies reflecting the impact of the completion of its second step conversion in July 2003. Notwithstanding the strong capital ratio, operating returns are below the Peer Group average reflecting high expenses as Jefferson Bancshares has focused on balance sheet growth.

• **GS Financial Corp. of LA** has $170 million of total assets and is thus, the smallest of the Peer Group companies in terms of total assets. GS Financial operates through four offices in Louisiana and maintains a relatively large investment portfolio for leveraging purposes. Earnings are supported by loan loss recoveries over the past twelve months and the loan portfolio shows a modest level of diversification into multi-family and commercial mortgage loans. Asset quality appears to have been strengthened by new management with a background in commercial banking.

In aggregate, the Peer Group companies maintain a lower level of capital as the industry average (10.35% of assets versus 12.63% for all public companies), generate a higher level of

core earnings as a percent of average assets (0.72% core ROAA for the Peer Group and 0.56% for all public companies), and generate a slightly higher ROE based on core earnings (7.68% core ROE versus 5.03% for all public companies). Overall, the Peer Group's pricing ratios were at a modest discount to all publicly traded thrift institutions, including both the P/E multiple and the P/B and P/TB ratios.

	All *Publicly-Traded*	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$3,169	$815
Market Capitalization ($Mil)	$420	$81
Equity/Assets (%)	12.63%	10.35%
Core Return on Average Assets (%)	0.56%	0.72%
Core Return on Average Equity (%)	5.03%	7.68%
Pricing Ratios (Averages)(1)		
Price/Core Earnings (x)	20.71x	17.26x
Price/Book (%)	130.86%	115.02%
Price/Tangible Book (%)	147.57%	133.95%
Price/Assets (%)	16.63%	11.45%

(1)   Based on market prices as of September 28, 2007.

Ideally, the Peer Group companies would be comparable to ACFC in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to ACFC, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group. The Company's ratios reflect balances as of June 30, 2007, while the Peer Group's ratios are as of the latest date for which financial data is publicly available (March 31, 2007 or June 30, 2007). ACFC's equity-to-assets ratio of 9.9% fell between the Peer Group's average and median net worth ratio of 10.3% and 8.9%, respectively, even before the completion of the Offering. Tangible equity equaled 9.6% while intangibles maintained by the Peer Group averaged 0.9% of

Table 3.2
Balance Sheet Composition and Growth Rates
Atlantic Coast Federal Corp. and the Comparable Group
As of June 30, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg Cap
Atlantic Coast Federal Corp.																				
June 30, 2007	4.5%	15.0%	74.7%	68.6%	22.9%	0.0%	9.9%	0.3%	9.6%	0.0%	15.30%	48.28%	9.13%	9.13%	56.87%	-6.31%	-6.44%	8.12%	8.12%	12.56%
All Public Companies																				
Averages	4.3%	20.0%	70.2%	68.6%	17.0%	0.7%	12.4%	1.0%	11.4%	0.0%	4.14%	-1.90%	7.83%	5.58%	-4.97%	2.61%	2.01%	10.76%	10.61%	17.81%
Medians	2.7%	18.4%	70.3%	70.5%	16.0%	0.0%	10.7%	0.1%	9.3%	0.0%	2.71%	-4.06%	6.92%	3.53%	-6.67%	2.62%	1.99%	9.35%	9.32%	15.04%
State of GA																				
Averages	3.6%	24.8%	64.8%	73.2%	11.3%	0.0%	14.1%	0.2%	13.8%	0.0%	17.50%	35.85%	12.13%	27.75%	-0.32%	-7.07%	-8.54%	13.20%	13.20%	18.00%
Medians	3.6%	24.8%	64.8%	73.2%	11.3%	0.0%	14.1%	0.2%	13.8%	0.0%	17.50%	35.85%	12.13%	27.75%	-0.32%	-7.07%	-8.55%	13.20%	13.20%	18.00%
Comparable Group																				
Averages	3.0%	20.5%	70.5%	71.1%	17.0%	0.7%	10.3%	0.9%	9.4%	0.0%	2.88%	-5.19%	7.94%	6.48%	-13.76%	4.94%	6.08%	10.50%	9.71%	15.46%
Medians	2.4%	15.4%	73.7%	75.5%	11.7%	0.0%	8.9%	0.2%	8.3%	0.0%	0.93%	-4.88%	8.87%	3.76%	-12.18%	5.83%	7.43%	8.28%	7.79%	12.42%
Comparable Group																				
CSBC Citizens South Banking of NC	1.7%	18.0%	70.1%	77.2%	8.4%	2.0%	11.1%	4.1%	7.0%	0.0%	5.49%	11.42%	4.97%	8.82%	-9.85%	-0.38%	0.70%	9.19%	9.19%	11.80%
CFFC Community Fin. Corp. of VA(1)	1.8%	8.9%	85.6%	69.6%	21.5%	0.0%	8.1%	0.0%	8.1%	0.0%	10.15%	3.26%	11.39%	9.32%	11.53%	9.65%	9.65%	7.75%	7.75%	10.54%
ESBF ESB Financial Corp. of PA	1.4%	59.4%	31.9%	44.7%	44.8%	2.7%	6.4%	2.3%	4.1%	0.0%	-0.50%	-3.87%	6.92%	4.31%	-4.87%	7.04%	12.83%	7.10%	7.10%	15.50%
FSBI Fidelity Bancorp, Inc. of PA	1.5%	32.6%	62.7%	59.6%	31.5%	1.4%	6.3%	0.4%	5.9%	0.0%	-0.15%	-13.22%	8.79%	3.20%	-7.44%	10.20%	11.02%	NA	7.42%	12.91%
FCFL First Community Bk Corp of FL	2.7%	4.5%	88.5%	83.2%	6.5%	0.0%	8.6%	0.1%	8.5%	0.0%	15.47%	4.83%	15.36%	19.98%	-17.13%	12.38%	12.55%	7.83%	7.83%	11.27%
FFBH First Fed. Bancshares of AR	4.7%	9.6%	76.3%	79.0%	11.2%	0.0%	9.1%	0.0%	9.1%	0.0%	-7.09%	24.56%	-13.03%	2.76%	-45.49%	-5.62%	-5.62%	8.73%	8.73%	12.10%
GSLA GS Financial Corp. of LA	2.5%	30.5%	62.1%	73.7%	9.9%	0.0%	15.9%	0.0%	15.9%	0.0%	-1.63%	-31.77%	25.14%	1.82%	-28.76%	5.97%	5.97%	15.93%	15.93%	30.00%
JFBI Jefferson Bancshares Inc of TN	2.3%	8.6%	81.6%	84.8%	13.2%	0.0%	21.7%	0.0%	21.7%	0.0%	3.64%	-15.97%	9.14%	10.68%	-14.50%	-1.21%	-1.21%	19.90%	19.90%	26.40%
PVSA Parkvale Financial Corp of PA	8.1%	20.6%	66.9%	79.7%	12.2%	0.4%	7.0%	1.7%	5.3%	0.0%	-0.78%	-5.89%	1.40%	1.19%	-14.60%	5.66%	6.72%	NA	5.67%	11.34%
TSH Teche Hlding Cp of N Iberia LA	3.4%	12.7%	77.4%	79.5%	10.3%	0.0%	9.2%	0.5%	8.7%	0.0%	2.01%	-25.20%	9.32%	2.74%	-6.45%	5.64%	6.14%	7.54%	7.54%	12.74%

(1) Financial information is as of March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

assets, translating into a tangible equity-to-assets ratio of 9.4% on average for the Peer Group. The Company's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in ACFC's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The Company's asset composition reflects a higher concentration of loans to assets, at 74.7% versus a 70.5% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was lower than for the Peer Group (20.5% of assets versus 17.6% for the Peer Group). Overall, the Company's interest-earning assets ("IEA") approximated 94.2% of assets, which is nearly equal to the comparative Peer Group ratio of 94.0%. On a pro forma basis, the Company's IEA advantage is expected to increase as the net proceeds are reinvested into IEA.

The Company's deposits equaled 66.6% of assets, which was similar to the Peer Group average of 71.1%. Borrowings were also utilized to a relatively comparable degree by the Company and the Peer Group, based on borrowings/assets ratios of 22.9% and 17.7% (includes subordinated debt), respectively. Total interest-bearing liabilities ("IBL") maintained by ACFC and the Peer Group, equaled 89.5% and 88.8% of assets, respectively. The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations out of capital.

ACFC posted higher annual asset growth than the Peer Group, at 15.30% and 2.68%, respectively. In this regard, balance sheet growth rates for the Company are calculated for the twelve months ended June 30, 2007, while growth rates for the Peer Group are for the most recent twelve month period for which data is publicly available. The Company's comparatively faster growth is attributable to efforts to expand lending, particularly following the completion of the minority stock issuance in 2004. In this regard, the Company has employed additional loan officers and otherwise sought to expand the loan and deposit portfolios, both through internal organic growth (i.e. loan originations and deposit growth at existing offices) supplemented by

growth achieved through loan participations funded by increased borrowings and deposits generated at new branches. The results of such efforts are evidenced in the rate of growth of the loan portfolio, which increased at a 9.13% for the Company, while the Peer Group's loan portfolio also realized strong growth equal to 7.94%. The portfolio of cash, investment and MBS increased significantly for the Company, by 48.28% as compared to modest shrinkage of 5.19% for the Peer Group.

The Company's deposit growth rate exceeded the Peer Group average as ACFC sought to fund targeted asset growth. Importantly, as discussed in the financial analysis in Section One, much of the Company's deposit growth has been accomplished with CDs and high yield money market accounts which the Company has priced on a highly competitive basis in order to realize the targeted growth objectives. Likewise, borrowed funds increased much more rapidly for the Company at a 58.87% annual pace versus shrinkage for the Peer Group equal to 13.76%.

The Company's capital declined by 6.31% as compared to modest growth of 4.94% for the Peer Group based on the average. Reduction of the Company's equity and the modest growth for the Peer Group reflects the adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company's capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Components

Table 3.3 displays comparative statements of operations for the Company and the Peer Group. ACFC and the Peer Group reported net income to average assets ratios of 0.47% and 0.74%, respectively. The Company's lower ROA is the result of a higher ratio of operating expenses to average assets and lower net interest income, as non-interest fee income was superior.

The Company's interest income ratio exceeded the Peer Group average which was offset by the higher ratio of interest expense to average assets in comparison to the Peer Group. The Company's higher interest income ratio was the result of its higher yield on interest-earning

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Atlantic Coast Federal Corp. and Comparables
For the 12 Months Ended June 30, 2007

	Net Income	Net Interest Income			Loss Provis. on IEA	NII After Provis.	Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
	Net Income	Income	Expense	NII			Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread		
Atlantic Coast Federal Corp.																			
June 30, 2007	0.47%	6.28%	3.62%	2.65%	0.12%	2.80%	0.00%	0.00%	0.93%	0.93%	2.79%	0.01%	0.02%	0.00%	6.67%	4.27%	2.40%	$5,223	31.27%
All Public Companies																			
Averages	0.52%	5.82%	3.10%	2.72%	0.09%	2.63%	0.03%	0.00%	0.66%	0.69%	2.54%	0.02%	-0.02%	0.00%	6.18%	3.58%	2.60%	$5,481	31.70%
Medians	0.55%	5.74%	3.10%	2.72%	0.06%	2.61%	0.00%	0.00%	0.50%	0.52%	2.49%	0.00%	0.01%	0.00%	6.04%	3.62%	2.66%	$4,541	32.42%
State of GA																			
Averages	0.55%	6.20%	2.73%	3.47%	0.27%	3.19%	0.10%	0.00%	1.46%	1.56%	4.05%	0.00%	-0.02%	0.00%	6.68%	3.30%	3.38%	$3,500	19.33%
Medians	0.56%	6.20%	2.73%	3.47%	0.27%	3.20%	0.10%	0.00%	1.46%	1.56%	4.05%	0.00%	-0.02%	0.00%	6.68%	3.30%	3.38%	$3,500	19.33%
Comparable Group																			
Averages	0.74%	6.09%	3.29%	2.80%	-0.03%	2.83%	0.06%	0.00%	0.60%	0.65%	2.44%	0.02%	0.03%	0.01%	6.41%	3.69%	2.71%	$4,300	28.33%
Medians	0.74%	6.25%	3.41%	3.04%	0.09%	2.84%	0.04%	0.00%	0.45%	0.50%	2.57%	0.00%	0.02%	0.00%	6.68%	3.77%	3.00%	$3,904	32.47%
Comparable Group																			
CSBC Citizens South Banking of NC	0.80%	6.19%	3.41%	2.78%	0.17%	2.61%	0.21%	0.00%	0.74%	0.95%	2.30%	0.09%	-0.09%	0.00%	6.91%	3.91%	3.00%	$5,320	32.01%
CFFC Community Fin. Corp. of VA(3)	0.86%	6.72%	3.54%	3.19%	0.11%	3.07%	0.14%	0.00%	0.55%	0.69%	2.49%	0.00%	0.00%	0.00%	NM	NM	NM	$3,552	NM
ESBF ESB Financial Corp. of PA	0.46%	5.10%	3.72%	1.38%	0.07%	1.31%	0.01%	0.00%	0.35%	0.36%	1.15%	0.04%	0.07%	0.00%	5.48%	4.03%	1.46%	$7,556	5.42%
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.54%	3.61%	1.93%	0.11%	1.82%	0.05%	-0.02%	0.44%	0.47%	1.70%	0.01%	0.06%	0.06%	5.72%	3.88%	1.83%	$4,979	19.64%
FCFL First Community Bk Corp of FL(3)	0.75%	7.13%	3.41%	3.71%	0.17%	3.54%	0.00%	0.00%	0.33%	0.33%	2.77%	0.00%	0.07%	0.00%	7.43%	3.80%	3.63%	$3,858	36.40%
FFBH First Fed. Bancshares of AR	0.57%	6.31%	3.40%	2.91%	0.37%	2.54%	0.00%	0.00%	0.82%	0.82%	2.67%	0.00%	0.09%	0.00%	6.74%	3.75%	2.98%	$2,699	26.96%
GSLA GS Financial Corp. of LA	1.16%	6.39%	3.04%	3.35%	-1.34%	4.69%	0.00%	0.00%	0.07%	0.07%	3.05%	0.00%	0.03%	0.00%	6.68%	3.64%	3.04%	$3,952	32.98%
JFBI Jefferson Bancshares Inc of TN	0.51%	6.33%	2.91%	3.42%	0.01%	3.41%	0.14%	0.01%	0.25%	0.39%	3.01%	0.00%	-0.01%	0.00%	6.85%	3.77%	3.08%	$3,653	34.94%
PVSA Parkvale Financial Corp of PA	0.72%	5.22%	3.16%	2.06%	0.04%	2.02%	0.05%	0.00%	0.48%	0.53%	1.46%	0.05%	0.02%	0.00%	5.45%	3.41%	2.04%	$4,669	32.47%
TSH Teche Hiding Cp of N Iberia LA	0.98%	6.01%	2.73%	3.28%	0.04%	3.24%	0.02%	0.00%	1.99%	2.01%	3.76%	0.01%	0.01%	0.00%	6.40%	3.03%	3.37%	$2,757	34.14%

(1) Annualized based on available information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP™ Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP™ Financial, LC.

assets (6.67% versus 6.41% for the Peer Group) and may have resulted from recent growth of the loan portfolio in the higher interest rate environment which has prevailed over the last several years. The Company's higher interest expense ratio, 3.62% versus 3.29% of average assets for the Peer Group, may likely reflect the impact of the recent growth initiatives by ACFC which were funded, in part, by CDs and money market accounts priced on a highly competitive basis in relation to the prevailing market. The increase in wholesale borrowed funds was also a factor in the Company's increasing funding costs. ACFC's interest expense ratio is expected to diminish on a pro forma basis, as the Offering proceeds will represent interest-free funds for the Company. Overall, the Company's net interest income ratio of 2.65% fell short of the Peer Group average of 2.80% as previously noted.

Non-interest operating income is a higher contributor to ACFC's earnings relative to the Peer Group, at 0.93% and 0.65%, respectively. The Company's non-interest income ratio is comparatively higher, primarily reflecting the high level of fee income generated through the Company's deposit accounts and ATM network. Moreover, the level of fee income reflects in part, the high level of transaction accounts and the recent imposition of a revamped service fee schedule. Importantly, while the Company has benefited from the high level of fee income, there have been offsetting operating costs associated with ACFC's base of transaction accounts as noted below.

ACFC operates with a modestly higher operating expense ratio than the Peer Group, reflecting the costs associated with maintaining its base of transaction accounts and providing retail banking services through 13 offices. The relatively high cost structure of the Company's operations is evidenced by data showing the number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $5.2 million for the Company, versus a comparable measure of $4.3 million for the Peer Group on average. Overall, the operating expense ratios for ACFC were 2.79% versus 2.44% and 2.57% for the Peer Group based on the average and median, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company's operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans and to the costs of targeted expansions, including the branching and

other expansion initiatives. At the same time, the Company will be seeking to offset such costs by increasing revenues through targeted growth.

ACFC's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 78.3% is slightly less favorable than the Peer Group's ratio of 71.3%. On a post-offering basis, the Company's efficiency ratio may improve marginally with the reinvestment of the offering proceeds. Thus, the Company's efficiency ratio is expected to remain at an advantage.

Loan loss provisions for the Company and the Peer Group were relatively modest, amounting to 0.12% and 0.03% (recovery) of average assets for ACFC and the Peer Group, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. However, the modestly higher level of loss provisions established by the Peer Group is consistent with its higher level of NPAs in comparison to the Company's lower ratio.

Non-operating income and expense were negligible for ACFC and the Peer Group enhancing their overall comparability and limiting the need for valuation adjustment in the section to follow.

The Company's effective tax rate for the last 12 months of 31.3% is modestly higher than the Peer Group average of 28.3%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007, and thus may continue to be modestly above the Peer Group average.

Loan Composition

ACFC's loan portfolio reflects a comparatively greater concentration of 1-4 family residential mortgage loans and MBS, which aggregated to 61.5% of assets and 43.0% of assets for the Company and the Peer Group, respectively (see Table 3.4). Loans secured by permanent 1-4 family residential mortgage loans equaled 49.7% of assets for the Company versus 33.7% on average for the Peer Group, while MBS comprised 11.8 and 9.3%, respectively.

The Peer Group's lending activities show greater diversification in various areas of high risk-weight lending including multi-family and commercial mortgage lending and non-mortgage

Table 3.4
Loan Portfolio Composition and Related Information
Atlantic Coast Federal Corp. and the Comparable Group
As of June 30, 2007

Institution	Portfolio Composition as a Percent of Assets						RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)			
Atlantic Coast Federal Corp.	11.75%	49.72%	3.92%	12.13%	1.73%	7.09%	68.52%	$5,204	$0
All Public Companies									
Averages	10.18%	37.29%	6.68%	18.39%	4.24%	3.03%	63.35%	$1,297,195	$15,314
Medians	7.62%	35.45%	4.32%	16.78%	2.79%	0.78%	63.98%	$31,870	$120
State of GA (1)									
Averages	7.04%	34.58%	7.31%	11.19%	4.97%	10.06%	68.21%	$4,355	$0
Medians	7.04%	34.58%	7.31%	11.19%	4.97%	10.06%	68.21%	$4,355	$0
Comparable Group									
Averages	9.33%	33.71%	11.59%	17.84%	4.26%	3.82%	68.11%	$12,890	$24
Medians	5.07%	32.61%	10.54%	18.41%	3.21%	2.99%	69.49%	$5,761	$0
Comparable Group									
CSBC Citizens South Banking of NC	8.65%	19.83%	25.30%	20.96%	4.27%	0.73%	81.04%	$0	$0
CFFC Community Fin. Corp. of VA	0.00%	31.13%	14.07%	20.01%	8.42%	12.17%	80.97%	$6,632	$0
ESBF ESB Financial Corp. of PA	47.38%	19.70%	2.30%	6.23%	0.79%	3.63%	47.38%	$16,942	$123
FSBI Fidelity Bancorp, Inc. of PA	12.52%	42.47%	4.62%	11.65%	3.51%	0.45%	65.78%	$0	$0
FCFL First Community Bk Corp of FL	0.67%	34.85%	17.05%	27.73%	4.59%	4.88%	77.30%	$4,890	$0
FFBH First Fed. Bancshares of AR	0.00%	34.09%	21.70%	16.81%	2.91%	3.01%	73.19%	$28,542	$0
GSLA GS Financial Corp. of LA	13.08%	30.00%	6.52%	25.58%	1.34%	0.40%	55.30%	$2,626	$35
JFBI Jefferson Bancshares Inc of TN	0.00%	22.93%	16.34%	28.14%	12.31%	2.97%	78.09%	$1,476	$0
PVSA Parkvale Financial Corp. of PA	1.49%	54.81%	1.00%	7.63%	2.44%	1.67%	56.60%	$53,150	$0
TSH Teche Holding Corp. of N. Iberia LA	9.47%	47.30%	7.01%	13.71%	2.01%	8.26%	65.52%	$14,641	$80

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.
The information provided in this table has been obtained from sources we believe are reliable, but we cannot
guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

consumer lending. Specifically, multi-family and commercial mortgage loans represented 17.8% of assets which was modestly greater than the 12.1% ratio for the Company, while construction loans equaled 11.6% of assets on average for the Peer Group versus 3.9% for the Company. Conversely, the Company was a more active consumer lender, with 7.1% of assets invested in consumer loans versus 3.8% percent for the Peer Group on average. Overall, risk-weighted assets to total assets equaled 68.5% for the Company which was comparable to the Peer Group average of 68.1%. The comparable risk assets/assets ratio is attributable to the similar ratio of loans overall and relatively similar level of diversification into high risk weight lending, albeit in different loan types.

Credit Risk

The Company's credit risk exposure appears to be similar to the Peer Group's risk exposure, on average, based on the ratio of non-performing assets. As shown in Table 3.5, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.55% of assets, which was lower than the comparable Peer Group ratio of 0.60% based on the average but higher than the 0.32% of assets ratio based on the median. The Company maintained a ratio of non-performing loans/loans which fell between the Peer Group average and median (0.47% versus 0.63% based on the average and 0.35% based on the median for the Peer Group). Chargeoffs were modest for both the Company and Peer Group while the ratio of reserves/loans and reserves/NPAs is below the Peer Group average and median.

The one area of potential risk relates to recent adverse trends with respect to Florida real estate. In this regard, many areas of Florida, particularly southern portions of the state appear to be overbuilt and have realized declining values. As yet, the Company's asset quality has not been impacted by these trends and the Company's market appears to have remained comparatively stable in relation to many areas of Florida.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company and the Peer Group. From a balance sheet perspective, ACFC's higher capital

Table 3.5
Credit Risk Measures and Related Information
Atlantic Coast Federal Corp. and the Comparable Group
As of June 30, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Atlantic Coast Federal Corp.	0.20%	0.55%	0.47%	0.75%	161.24%	103.53%	$548	0.08%
All Public Companies								
Averages	0.10%	0.58%	0.60%	0.83%	235.23%	207.72%	$454	0.09%
Medians	0.01%	0.38%	0.43%	0.78%	178.00%	118.15%	$59	0.02%
State of GA								
Averages	0.07%	0.16%	0.13%	1.53%	826.74%	587.64%	$7	0.01%
Medians	0.07%	0.16%	0.13%	1.53%	826.74%	587.64%	$7	0.01%
Comparable Group								
Averages	0.15%	0.60%	0.63%	1.10%	313.62%	212.50%	$188	0.11%
Medians	0.08%	0.32%	0.35%	0.87%	256.25%	213.19%	$91	0.09%
Comparable Group								
CSBC Citizens South Banking of NC	0.06%	0.25%	0.32%	1.14%	249.00%	320.54%	$225	0.18%
CFFC Community Fin. Corp. of VA	0.02%	0.32%	0.33%	0.76%	263.50%	205.75%	$51	0.05%
ESBF ESB Financial Corp. of PA	0.08%	0.23%	0.49%	0.87%	221.97%	121.14%	$185	0.12%
FSBI Fidelity Bancorp, Inc. of PA	0.01%	NA	0.57%	0.63%	102.32%	NA	$33	0.03%
FCFL First Community Bk Corp of FL	0.09%	0.33%	0.27%	1.03%	267.06%	271.22%	$2	0.00%
FFBH First Fed. Bancshares of AR	0.90%	2.91%	2.93%	0.66%	19.29%	17.66%	$373	0.22%
GSLA GS Financial Corp. of LA	0.00%	0.20%	0.33%	3.15%	683.67%	NA	$0	0.00%
JFBI Jefferson Bancshares Inc of TN	0.08%	0.14%	0.12%	0.70%	778.88%	438.54%	$93	0.14%
PVSA Parkvale Financial Corp. of PA	0.10%	0.37%	0.37%	1.14%	327.01%	220.63%	$831	0.27%
TSH Teche Holding Corp. of N. Iberia LA	0.11%	0.65%	0.52%	0.87%	223.53%	104.49%	$88	0.06%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Atlantic Coast Federal Corp. and the Comparable Group
As of June 30, 2007 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points)					
	Tangible Equity/Assets (%)	IEA/IBL (%)	Non-Earn. Assets/Assets (%)	6/30/2007	3/31/2007	12/31/2006	9/30/2006	6/30/2005	3/31/2006
Atlantic Coast Federal Corp.	9.6%	105.3%	5.8%	0	-18	-17	3	4	-3
All Public Companies	11.4%	110.1%	5.6%	1	0	-7	-6	-3	-1
State of GA	13.8%	110.4%	6.8%	3	-34	-17	-6	0	-4
Comparable Group									
Averages	9.4%	106.3%	5.9%	2	1	-7	-8	0	2
Medians	8.3%	104.4%	5.8%	2	1	-4	-8	-1	2
Comparable Group									
CSBC Citizens South Banking of NC	7.0%	102.5%	10.1%	-1	-6	-10	-5	4	NA
CFFC Community Fin. Corp. of VA	8.1%	105.6%	3.7%	NA	NA	-10	-7	1	0
ESBF ESB Financial Corp. of PA	4.1%	100.5%	7.3%	-4	2	-12	-10	-11	10
FSBI Fidelity Bancorp, Inc. of PA	5.9%	104.6%	3.2%	2	9	-1	0	-4	4
FCFL First Community Bk Corp of FL	8.5%	106.8%	4.2%	-1	NA	NA	-2	7	-3
FFBH First Fed. Bancshares of AR	9.1%	102.7%	7.3%	2	0	-1	-29	0	-1
GSLA GS Financial Corp. of LA	15.9%	113.7%	5.0%	3	-5	-26	-13	21	NA
JFBI Jefferson Bancshares Inc of TN	21.7%	118.6%	7.5%	9	4	5	-12	-9	-17
PVSA Parkvale Financial Corp. of PA	5.3%	103.7%	4.3%	7	8	-4	-9	-2	9
TSH. Teche Holding Corp. of N. Iberia LA	8.7%	104.1%	6.5%	-2	-1	-3	8	-7	17

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

position on a pro forma basis and improved pro forma IEA/IBL ratio suggest lower exposure. On a post-offering basis, these ratios should improve relative to the Peer Group. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in the Company's net interest income ratio were below the Peer Group average.

To analyze interest rate risk associated with the net interest margin, we also reviewed quarterly changes in net interest income as a percent of average assets for ACFC and the Peer Group. In general, the recent relative fluctuations in the Company's net interest income to average assets ratios were considered to be slightly greater than the Peer Group average, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, ACFC was viewed as maintaining a similar to modestly greater degree of interest rate risk exposure in the net interest margin. However, the Company's net interest income ratio should be stabilized to some degree following the Offering, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities).

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of ACFC. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine ACFC's estimated pro forma market value of the common stock to be issued in conjunction with the Second Step Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, and adopted by the FDIC, specify the market value methodology for estimating the pro forma market value of an institution. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing

pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the Second Step Conversion process, RP Financial will: (1) review changes in ACFC's operations and financial condition; (2) monitor ACFC's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the Second Step Conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including ACFC's value, or ACFC's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer

Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of ACFC coming to market at this time.

1.   Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. The Company's asset composition includes a higher proportion of loans overall, with both residential mortgage loans and consumer loans exceeding the Peer Group average. The Peer Group was modestly more diversified in the areas of construction and commercial lending, including both commercial mortgage and commercial non-mortgage lending. The Company's net interest income ratio is comparable to the Peer Group average, reflecting the loan portfolio composition and the Company's higher funding costs. The composition of funding liabilities for the Company and the Peer Group is relatively similar in broad terms, as the ratio of deposits and borrowings for the Company compared closely to the Peer Group average. However, ACFC's recent growth has primarily been funded through higher cost CDs and short term borrowed funds increasing the cost of funds which impacted the Company's spreads and margins. Overall, the Company maintained a comparable level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group, which provided for a modestly lower IEA/IBL ratio for the Company. The Company's ratio of IEA/IBL will improve on a post-offering basis, potentially reversing the current disadvantage.

- Credit Quality. The Company's credit risk profile appears to be similar based on NPAs/assets, which fell between the Peer Group median and average. At the same time, the ratio of reserves/loans and reserves/NPAs is below the range of the Peer Group average and median. The Company maintains a comparable ratio of loans and a similar ratio of risk-weighted asset/total assets. The Company will continue to seek to expand higher risk-weight loans in the future, primarily with respect to the commercial loan portfolio, potentially increasing its credit exposure on an incremental basis over the long term.

Additionally, we also considered recent adverse trends with respect to the Florida real estate markets where the Company conducts lending operations. While there appears to be some weakness in terms of sales and values, ACFC's markets have been less impacted than other markets in Florida, and the Company's asset quality has not been impacted as yet.

- <u>Balance Sheet Liquidity.</u> The Company currently maintains a slightly lower level of cash, investments and MBS on a pre-Offering basis. Like the Peer Group, the majority of the Company's investments are designated AFS. The Company's borrowing capacity is considered to be similar to the Peer Group's borrowings capacity, in light of the comparable level of borrowings maintained by the Company. The infusion of the Offering proceeds will initially increase the Company's level of liquid assets pending investment into loans and other longer-term investments.

- <u>Capital</u>. The Company operates with a lower pre-offering capital ratio than the Peer Group, 9.9% and 10.3% of assets, respectively. However, following the Second Step Conversion offering, the Company's equity-to-assets ratio will exceed the Peer Group average. ACFC's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's higher pro forma capital position will depress its return on equity.

On balance, ACFC's balance sheet strength was considered to be more favorable than that of the Peer Group, based on the relatively comparability of their asset /liability composition, taking into account the relative credit quality and overall capital strength. Accordingly, a moderate upward adjustment was determined to be appropriate for the Company's financial condition.

2.   <u>Profitability, Growth and Viability of Earnings</u>

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- <u>Reported Earnings</u>. The Company reported modestly lower profitability in terms of its ROA in comparison to the Peer Group average for the most recent 12 months, primarily reflecting its comparatively higher level of operating expense

coupled with a lower level of net interest income, which was only partially offset by its higher level of non-interest income. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings on an ROAA basis. At the same time, the Company will incur additional expenses related to the stock benefit plans that will be implemented in connection with the Offering (6.00% ESOP and 3.00% Restricted Stock Plan based on the offering amount).

- <u>Core Earnings</u>. Non-operating items were negligible for both the Company and the Peer Group and thus, ACFC's ROA on core earnings basis remained at a modest disadvantage in comparison to the Peer Group average.

- <u>Interest Rate Risk</u>. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a greater degree of volatility was associated with the Company's net interest margin. ACFC's capital ratios were less favorable on a pre-Offering basis, but the equity/assets and the IEA/IBL ratios will improve with the infusion of the Second Step Conversion proceeds.

- <u>Credit Risk</u>. Loan loss provisions had a limited impact on the Company's and Peer Group's profitability for the past year and the Company's NPA/assets ratio is similar in comparison to the Peer Group, with the ratio falling between the average and median. The Company's ratio of reserves to total loans and reserves to NPAs is below the average and median indicated by the Peer Group. However, while the Company maintains a similar risk weighted assets ratio, a portion of the Company's loan portfolio is secured by Florida real estate, which may increase risk exposure relative to the Peer Group (nine out of ten of the Peer Group companies are based outside of Florida).

- <u>Earnings Growth Potential</u>. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity and providing the Company with additional liquidity for purposes of funding loan growth. Second, opportunities to increase earnings through loan and deposit growth are considered to be slightly more favorable based on the demographic and economic trends prevailing in Duval County versus the Peer Group's markets (i.e., reflecting its markets comparatively strong income levels and slightly lower unemployment rate). While growth trends in the Company's Georgia markets are relatively less favorable, the Company expects that most of its future growth will take place in northern Florida. Additionally, the Company has a favorable track record recently with respect to the ability to realize asset and earnings growth in comparison to the Peer Group. The Company will be seeking to continue its retail expansion following the offering and the strengthened pro forma capital position will support such efforts.

- <u>Return on Equity</u>. The Company's pro forma capital position will exceed the Peer Group average. Notwithstanding the expected improvement in the ROA as the

Company reinvests the offering proceeds, the Company's pro forma core ROE is anticipated to be lower than the Peer Group average as a result of its very strong capital ratio.

Overall, we concluded that a slight upward adjustment for profitability, growth and viability of earnings was appropriate, in view of ACFC's improved post-offering ROA and lower pro forma ROE in comparison to the Peer Group, as well as the factors relating to the Company's credit risk and interest rate exposure and earnings growth.

3.   Asset Growth

The Company's recent asset growth exceeded the Peer Group average, reflecting the Company's efforts to support earnings through leveraging equity, which has included both growth in the loan and investment portfolios. Specifically, ACFC experienced comparatively strong asset growth of 15.30% during the most recent twelve month period, versus a 2.68% asset growth rate posted by the Peer Group based on the average. As described in Section III, the Company's comparatively faster growth is attributable to efforts to expand lending, particularly following the completion of the minority stock issuance in 2004. In this regard, the Company has employed additional loan officers and has otherwise sought to expand the loan portfolio, both through internal originations and though loan participations. Similarly, the Company has been expanding its retail branch presence with the objective of increasing the retail deposit base. On a pro forma basis, the Company should have the equity to facilitate continued growth and expansion. On balance, we believe a moderate upward adjustment was warranted for this factor.

4.   Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The majority of the Company's loans and deposits are generated in Ware County, Georgia, and Duval County, Florida; whereas the former has a relatively small population base and limited growth characteristics, the latter has realized relatively favorable economic and demographic trends in comparison to the Peer Group (see Table 4.1).

Table 4.1
Atlantic Coast Federal Corporation
Peer Group Market Area Comparative Analysis

Institution	Headquarters County	Estimated Population 2000 (000)	Estimated Population 2007 (000)	Projected Population 2012 (000)	Estimated 2000-2007 % Change	Projected 2007-2012 % Change	Per Capita Income Amount	Per Capita Income % State Average	6/30/06 Deposit Market Share(1)	Unemployment Rate 7/31/2007
Citizens South Banking of NC	Gaston	190	199	204	4.36%	2.73%	$24,112	91.30%	10.13%	6.1%
Community Fin. Corp. of VA	Augusta	66	73	78	10.62%	7.35%	$24,294	75.95%	14.07%	2.7%
ESB Financial Corp. of PA	Lawrence	95	92	90	-2.63%	-1.94%	$21,755	78.82%	16.47%	4.9%
Fidelity Bancorp, Inc. of PA	Allegheny	1,282	1,241	1,211	-3.18%	-2.43%	$29,961	108.55%	0.76%	4.3%
First Community Bk Corp. of FL	Pinellas	921	943	953	2.34%	1.02%	$29,875	109.39%	0.94%	4.0%
First Fed. Bancshares of AR	Boone	34	36	37	6.06%	4.02%	$20,804	95.72%	34.49%	5.3%
GS Financial Corp. of LA	Jefferson	455	437	424	-4.01%	-2.97%	$22,982	116.09%	1.05%	NA
Jefferson Bancshares Inc. of TN	Hamblen	58	61	63	5.10%	3.42%	$22,121	88.74%	23.36%	4.4%
Parkvale Financial Corp of PA	Allegheny	1,282	1,241	1,211	-3.18%	-2.43%	$29,961	108.55%	1.91%	4.3%
Teche Hlding Cp of N Iberia LA	Iberia	73	76	78	3.31%	2.40%	$16,400	82.85%	7.47%	3.7%
Averages:		**446**	**440**	**435**	**1.88%**	**1.11%**	**$24,227**	**95.59%**	**11.07%**	**4.4%**
Medians:		**143**	**145**	**147**	**2.83%**	**1.71%**	**$23,547**	**93.51%**	**8.80%**	**4.3%**
Atlantic Coast Federal Corporation	**Ware**	**35**	**34**	**34**	**-3.37%**	**-0.34%**	**$18,921**	**67.46%**	**26.27%**	**5.2%**
	Duval	**779**	**898**	**993**	**15.24%**	**10.64%**	**$26,433**	**96.79%**	**0.91%**	**4.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources: SNL, FDIC, US Dept. of Labor.

Overall, the average characteristics of the Peer Group's markets generally fell within the range reflected for ACFC's principal markets. Specifically, the Peer Group's markets were moderately sized in terms of total population in comparison to the relatively small market represented by Ware County and the relatively large market represented by Duval County. While population growth rates were comparatively strong for Duval County in comparison to the Peer Group average, growth in Ware County fell below the Peer Group average, while per capita income levels were below the Peer Group average for Ware County, Duval County had modestly higher income levels. The Peer Group's deposit market share and average unemployment rate fell within the range exhibited by ACFC's principal markets. On balance, we concluded that a slight upward adjustment was required for the Company's market area, primarily reflecting that the Company has oriented its future growth toward the northern Florida market which has experienced relatively favorable economic and demographic growth trends.

5.   Dividends

ACFC has indicated its preliminary intent to pay dividends in an amount such that current minority shareholders of ACFC will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the Second Step Conversion. At the current midpoint valuation, the annual dividend payment would equal $0.36 per share and provide a yield of 3.6% based on the $10.00 per share initial offering price (i.e., reflects the stated intent to maintain the current dividend of $0.56 per share adjusted for the exchange ratio to minority shareholders). However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.20% to 3.77%. The average dividend yield on the stocks of the Peer Group institutions was 2.70% as of September 28, 2007, representing an average payout ratio of 39.76% of core earnings. As of September 28, 2007, approximately 85% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) with the average public thrift

exhibiting an average yield of 2.34% and an average payout ratio of 35.84% of earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a modestly lower yield compared to the yield provided by the Peer Group. While the Company's implied payout ratio of 120.38% of pro forma earnings at the midpoint is above the Peer Group's payout ratio, the Company's ability to maintain a higher payout ratio is supported by its higher pro forma equity to-assets ratio equal to 20.60% at the midpoint compared to 10.30% for the Peer Group. On balance, considering the Company's strong capitalization and earnings growth potential, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6.   Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group companies trade on the NASDAQ system while one company is traded on the American Stock Exchange ("AMEX"). Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $23.0 million to $162.8 million as of September 28, 2007, with average and median market values of $80.8 million and $78.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.3 million to 12.7 million, with average and median shares outstanding equaling 5.2 million and 4.6 million, respectively. The Company's pro forma market value and shares outstanding for the Company will exceed the Peer Group average and median, as well as each of the Peer Group companies individually. Accordingly, we anticipate that the liquidity in the Company's stock will be modestly greater relative to the Peer Group companies' stocks and have applied a slight upward adjustment for this factor.

7.   Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as the Company coming to market: (1) the after-market for public companies, in which trading activity

is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the acquisition market for thrift franchises in Georgia and Florida; and (4) the market for the public stock of the Company. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A.   The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 market. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices,

merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve concluded its late-January meeting with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March, reflecting concerns that rising subprime mortgage delinquencies would filter into the broader economy. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady strengthened the stock market rebound, as investors were buoyed by the Federal Reserve's assessment that the economy continued to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of Iran's release of British hostages, lower oil prices and a favorable March employment report also

contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that help to sustain the rally. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at the September meeting. A disappointing employment report for August, which showed a drop in jobs for the first time in four years, caused stocks to plummet in early-September. However, upbeat news about consumer demand boosted stocks in mid-September ahead of the Federal Reserve meeting. Investors expectations with respect to the Federal Reserves' intentions as the Federal Reserve cut the targeted federal funds rate by 50 basis points at its September 18, 2007,

leading to a stock market rally which culminated in the DJIA rallying to near the 14000 point mark through the last ten days of September. As an indication of the general trends in the nation's stock markets over the past year, as of September 28, 2007 the DJIA closed at 13895.63 an increase of 19.0% from one year ago and an increase of 11.5% year-to-date, and the NASDAQ closed at 2701.5 an increase of 19.6% from one year ago and an increase of 11.9% year-to-date. The Standard & Poors 500 Index closed at 1526.75 on September 28, 2007 an increase of 14.3% from one year ago and an increase of 7.7% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market. Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. Thrift stocks posted gains in late-January and early-February 2007, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady at its late-January meeting. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit

thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain

hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader market volatility in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve's next meeting. The weaker-than-expected employment for August depressed thrift issues in early-September, but thrift stocks bounced back in mid-September. The recovery in thrift stocks was aided by news that Countrywide Financial had arranged for an additional $12 billion of secured borrowings. Thrift stocks traded in a relatively narrow range in the latter part of September as the perceived positive impact of the reduction in targeted short term interest rates by the Federal Reserve was mitigated by ongoing concerns with respect to credit quality in the industry and trends with regard to future earnings. On September 28, 2007, the SNL Index for all publicly-traded thrifts closed at 1523.3, a decrease of 11.8% from one year ago and 16.7% year-to-date.

B.   The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of

converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step offering was considered to be more relevant for purposes of our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. The second step conversion, Abington Bancorp of PA ("Abington"), closed just above the minimum of the offering range, effective June 28, 2007. Abington is a similarly sized institution as ACFC, and closed its offering at a price/tangible book value ratio of 102.9% and a price/core earnings multiple of 22.8 times. Abington's stock price closed 4.0% below the IPO price on the first day of trading and closed 2.5% below the IPO price as of September 28, 2007.

Although post-conversion trading activity appears orderly, a trend has emerged in secondary offerings of stock by MHC institutions that suggests less investor interest in these offerings. Specifically, five recent second step or secondary offerings (including Abington Bancorp of PA, Westfield Financial of MA, Osage Bancorp of OK, Peoples United of CT and Alliance Bancorp of PA) were unsuccessful in reaching the minimum of the valuation range in the initial subscription period. These five transactions required a syndicated offering to raise sufficient capital to successfully close the offerings. Even with the assistance of the syndicate, all these offerings closed within the valuation range without oversubscription.

RP® Financial, LC.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil)	% Offered (%)	% of Mkt. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 9/28/07 ($)	% Change (%)
Standard Conversions																																	
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.91	9.1%	$10.90	9.0%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.90	-11.0%	$9.00	-10.0%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.95	-0.5%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.86	-1.5%	$9.91	-0.9%	$9.95	-0.5%
Second Step Conversions																																	
Abington Bancorp, Inc. PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	87%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.5%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.75	-2.5%
Averages - Second Step Conversions:			$ 951	12.16%	0.25%	87%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.75	-2.5%
Medians - Second Step Conversions:			$ 951	12.16%	0.25%	87%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.75	-2.5%
Mutual Holding Company Conversions																																	
FSB Community Bncshrs, Inc., NY*	8/15/07	FSBC-OTCBB	$ 151	9.05%	0.03%	700%	$ 8.4	47%	85%	10.2%	N.A.	N.A.	8.3%	4.2%	10.4%	3.2%	0.00%	88.5%	168.7x	11.3%	0.1%	12.8%	0.6%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.50	-5.0%	$11.25	12.5%
Beneficial Mutual Bancorp, Inc., PA	7/16/07	BNCL-NASDAQ	$ 3,453	11.44%	0.50%	207%	$ 238.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$8.70	-13.0%	$9.75	-2.5%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.50	-5.0%	$8.07	-19.3%
Averages - Mutual Holding Company Conversions:			$ 1,263	9.18%	0.31%	358%	$ 86.1	45%	117%	6.0%	NA	NA	8.6%	4.3%	10.8%	2.9%	0.00%	89.5%	78.5x	16.0%	0.3%	12.7%	2.6%	$10.00	$9.74	-2.6%	$9.79	-2.1%	$9.23	-7.7%	$9.69	-3.1%
Medians - Mutual Holding Company Conversions:			$ 151	9.05%	0.39%	207%	$ 10.7	45%	132%	6.5%	NA	NA	8.7%	4.4%	10.9%	3.2%	0.00%	88.6%	44.9x	16.6%	0.3%	12.8%	2.0%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.50	-5.0%	$9.75	-2.5%
Averages - All Conversions:			$ 831	10.23%	0.45%	343%	$ 78.7	66%	116%	4.7%	NA	NA	8.2%	4.1%	10.3%	3.8%	0.25%	88.6%	52.4x	18.9%	0.6%	18.9%	3.0%	$10.00	$9.93	-0.7%	$9.82	-1.8%	$9.51	-4.0%	$9.79	-2.1%
Medians - All Conversions:			$ 184	10.26%	0.32%	187%	$ 28.7	52%	126%	3.8%	NA	NA	8.2%	4.1%	10.2%	3.8%	0.00%	86.3%	28.4x	19.7%	0.7%	17.6%	3.1%	$10.00	$9.90	-1.0%	$8.92	-0.8%	$9.60	-5.0%	$9.75	-2.5%

Note: " - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable; "NA" - Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

September 28, 2007

C.   The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions headquartered in Georgia and Florida. As shown in Exhibit IV-4, there were nine thrift acquisitions completed from the beginning of 2006 through year-to-date 2007. The recent acquisition activity involving savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence ACFC's stock.   However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in ACFC's stock would tend to be less compared to the stocks of the Peer Group companies.

D.   Trading in ACFC's Stock

Since ACFC's minority stock currently trades under the symbol "ACFC" on the NASDAQ national stock market, RP Financial also considered the recent trading activity in the valuation analysis. ACFC had a total of 13,676,071 shares issued and outstanding at June 30, 2007, of which 4,947,571 shares were held by public shareholders and traded as public securities. As of September 28, 2007, the Company's closing stock price was $15.11 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade) and a different return on equity for the conversion stock. We have considered the current trading price as one element of the valuation process as well as the fundamental valuation techniques set forth herein.

* * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for

second-step conversions and the acquisition market. Taking these factors and trends into account, particularly the recent need for syndicated orders to complete offerings by MHC institutions, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

ACFC's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of ACFC's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted federally-insured institution, ACFC will operate in substantially the same regulatory environment as the Peer Group members – all of whom are well capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios, while the Peer Group's regulatory capital ratios were previously shown in Table 3.2. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Moderate Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Second Step Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in ACFC's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to

arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of ACFC Stock. As of the date of the filing of RP Financial's first appraisal (June 8, 2007) in conjunction with the filing of the offering prospectus incorporating March financial data, the stock price of $18.56 per share and the 13,676,071 shares of ACFC stock outstanding, the Company's implied market value of $253.8 million was considered in the valuation process. However, after filing of the prospectus and RP Financial's first appraisal based on March 31, 2007, financial data, ACFC's stock price decreased to $15.11 per share as of September 28, 2007, resulting in an implied market value of $206.6 million, which is between the minimum and midpoint of the valuation range set forth herein. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly

since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of September 28, 2007, the aggregate pro forma market value of ACFC's conversion stock was $211,521,980 at the midpoint, equal to 21,152,198 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 63.82% ownership interest to the public, which provides for a $135.0 million public offering at the midpoint value.

1.   Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $3.848 million for the twelve months ended June 30, 2007. In deriving the Company's core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of REO loans and investment securities of $185,000. Accordingly, on a tax affected basis, reflecting the marginal tax rate of 38%, the Company's core earnings were determined to equal $3.733 million for the 12 months ended June 30, 2007 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported P/E multiple at the $211.5 million midpoint value equaled 33.25 times, which provided for a premium of 137.0% relative to the Peer Group's average reported earnings multiples of 14.03 times (see Table 4.3). On a core earnings basis, the Company's P/E at the midpoint of the valuation range was 33.86 times, which was 96.2% higher than the Peer Group's average core earnings multiple of 17.26 times.

2.   Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived

Table 4.3
Public Market Pricing
Atlantic Coast Federal Corporation
As of September 28, 2007

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Total Assets ($Mil) | Equity/ Assets (%) | Financial Characteristics(6) | | | | | | Offering Size ($Mil) | Exchange Ratio (x) |
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)			NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)		
Atlantic Coast Federal Corporation																					
Supermaximum	$10.00	$279.74	$0.28	$8.91	38.94x	112.24%	26.43%	113.54%	39.58x	$0.27	2.74%	106.81%	$1,059	23.55%	0.46%	0.68%	2.88%	0.67%	2.84%	178.54	2.04545
Maximum	$10.00	$243.25	$0.28	$9.38	36.07x	106.59%	23.45%	107.94%	36.69x	$0.31	3.15%	113.56%	$1,038	22.00%	0.47%	0.65%	2.96%	0.64%	2.90%	155.25	1.77866
Midpoint	$10.00	$211.52	$0.30	$9.92	33.25x	100.76%	20.75%	102.15%	33.86x	$0.36	3.62%	120.38%	$1,019	20.60%	0.48%	0.62%	3.03%	0.61%	2.98%	135.00	1.54668
Minimum	$10.00	$179.79	$0.33	$10.66	30.06x	93.82%	17.96%	95.24%	30.65x	$0.43	4.28%	128.07%	$1,001	19.15%	0.49%	0.60%	3.12%	0.59%	3.06%	114.75	1.31466
All Public Companies(7)																					
Averages	$18.66	$419.56	$0.77	$13.48	20.27x	130.86%	16.63%	147.57%	20.71x	$0.41	2.34%	35.84%	$3,169	12.63%	0.58%	0.54%	5.18%	0.56%	5.03%		
Medians	14.10	94.49	0.49	11.55	17.91x	121.99%	13.81%	138.93%	18.95x	$0.32	2.40%	20.48%	$778	10.69%	0.37%	0.55%	4.54%	0.54%	4.64%		
Comparable Group Averages																					
Averages	$17.86	$80.76	$1.24	$15.44	14.03x	115.02%	11.45%	133.96%	17.26x	$0.50	2.70%	39.76%	$815	10.35%	0.60%	0.74%	8.00%	0.72%	7.68%		
Medians	$14.74	$78.23	$0.93	$13.41	13.02x	113.34%	11.56%	131.61%	14.33x	$0.40	2.92%	40.00%	$721	8.84%	0.32%	0.73%	8.02%	0.71%	7.62%		
Comparable Group																					
CSBC Citizens South Banking of NC	$12.33	$97.23	$0.80	$10.68	16.44	115.45%	12.87%	184.03%	15.41x	$0.32	2.60%	40.00%	$755	11.15%	0.25%	0.80%	6.94%	0.86%	7.40%		
CFFC Community Fin. Corp. of VA	$9.30	$39.95	$0.97	$9.05	9.59	102.76%	8.33%	102.76%	9.59x	$0.26	2.80%	26.80%	$479	8.11%	0.32%	0.87%	10.72%	0.87%	10.72%		
ESBF ESB Financial Corp. of PA	$10.60	$134.80	$0.62	$9.53	15.36	111.23%	7.14%	175.50%	17.10x	$0.40	3.77%	64.52%	$1,889	6.42%	0.23%	0.46%	7.04%	0.41%	6.33%		
FSBI Fidelity Bancorp, Inc. of PA	$15.50	$48.35	$1.17	$15.36	11.07	100.91%	6.37%	107.27%	13.25x	$0.56	3.61%	47.86%	$727	6.32%	NA	0.57%	9.38%	0.48%	7.84%		
FCFL First Community Bk Corp of FL	$13.98	$57.01	$0.71	$8.69	18.89	180.87%	13.81%	182.75%	19.69x	$0.00	0.00%	0.00%	$413	8.58%	0.33%	0.74%	8.60%	0.71%	8.26%		
FFBH First Fed. Bancshares of AR	$18.00	$87.53	$0.88	$15.33	18.18	117.42%	10.67%	117.42%	20.45x	$0.64	3.56%	72.73%	$820	9.09%	2.91%	0.57%	8.30%	0.50%	5.80%		
GSLA GS Financial Corp. of LA	$18.15	$22.98	$1.54	$21.32	11.58	85.13%	13.52%	85.13%	11.79x	$0.40	2.20%	25.97%	$170	15.88%	0.20%	1.17%	7.43%	1.14%	7.28%		
JFBI Jefferson Bancshares Inc of TN	$10.75	$68.93	$0.27	$11.49	NM	93.56%	20.29%	93.56%	39.81x	$0.24	2.23%	NM	$340	21.69%	0.14%	0.50%	2.25%	0.52%	2.34%		
PVSA Parkvale Financial Corp of PA	$29.01	$162.80	$2.34	$23.11	12.14	125.53%	8.83%	165.39%	12.40x	$0.88	3.03%	37.61%	$1,844	7.03%	0.37%	0.72%	10.58%	0.70%	10.35%		
TSH Teche Hiding Cp of N Iberia LA	$41.00	$90.24	$3.12	$29.86	13.02	137.31%	12.84%	145.80%	13.14x	$1.32	3.22%	42.31%	$714	9.20%	0.65%	0.99%	10.79%	0.98%	10.68%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

from the Peer Group's P/B ratio, to the Company's pro forma book value, including approximately $518,000 of net assets at the MHC. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $211.5 million midpoint valuation, ACFC's pro forma P/B and P/TB ratios equaled 100.76% and 102.15%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 115.02% and 133.95%, the Company's ratios reflected discounts of 12.4% and 23.7%. At the top of the super range, the Company's P/B and P/TB ratios equaled 112.24% and 113.54%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 2.4% and 15.2%, respectively.

   3. <u>Price-to-Assets ("P/A")</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, ACFC's value equaled 20.75% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.45%, indicating an 81.22% premium.

<u>Comparison to Recent Conversions</u>

   As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The only second-step conversion completed within the past three months closed at a price/tangible book ratio of 102.9% (see Table 4.2) and declined 1.6% during the first week of trading and remained 2.5% below its IPO price as of September 28, 2007.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 28, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $211,521,980 at the midpoint. Based on this valuation and the approximate 63.82% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $135,000,000, equal to 13,500,000 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio (x)
Shares				
Supermaximum	27,973,782	17,853,750	10,120,032	2.04545
Maximum	24,325,027	15,525,000	8,800,027	1.77866
Midpoint	21,152,198	13,500,000	7,652,198	1.54666
Minimum	17,979,368	11,475,000	6,504,368	1.31466
Distribution of Shares				
Supermaximum	100.00%	63.82%	36.18%	
Maximum	100.00%	63.82%	36.18%	
Midpoint	100.00%	63.82%	36.18%	
Minimum	100.00%	63.82%	36.18%	
Aggregate Market Value(1)				
Supermaximum	$279,737,820	$178,537,500	$101,200,320	
Maximum	243,250,270	155,250,000	88,000,270	
Midpoint	211,521,980	135,000,000	76,521,980	
Minimum	179,793,680	114,750,000	65,043,680	

(1) Based on offering price of $10.00 per share.

RP® Financial, LC.
Page 4.26

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of ACFC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in ACFC equal to 36.18% as of June 30, 2007, the date of financial data herein. The exchange ratio to be received by the existing minority shareholders of ACFC will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.31466 shares, 1.54666 shares, 1.77866 shares and 2.04545 shares of newly issued shares of ACFC stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

Exhibit

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Atlantic Coast Federal Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Atlantic Coast Federal Corporation
Key Operating Ratios

Exhibit I-2
Atlantic Coast Federal Corporation
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002

Selected Consolidated Financial Ratios and Other Data:

Performance Ratios:

	2007	2006	2006	2005	2004	2003	2002
Return on assets (ratio of net income to average total assets)[2]	0.32%	0.71%	0.66%	0.71%	0.56%	0.91%	0.76%
Return on equity (ratio of net income to average equity)[2]	3.11%	5.80%	5.48%	5.07%	6.05%	10.77%	8.49%
Dividend payout ratio[2][3]	245.45%	95.00%	110.53%	72.22%	— %	— %	— %
Average interest rate spread[2][4]	2.24%	2.62%	2.55%	2.62%	3.29%	3.98%	4.06%
Net interest margin[2][5]	2.67%	3.04%	2.99%	3.06%	3.64%	4.25%	4.45%
Efficiency ratio[6]	80.65%	71.18%	73.08%	69.93%	68.11%	59.01%	63.50%
Operating expense to average total assets[2]	2.72%	2.77%	2.78%	2.78%	2.95%	3.28%	3.50%
Average interest-earning assets to average interest-bearing liabilities	110.70%	113.39%	113.01%	116.92%	116.63%	110.55%	112.03%

Asset Quality Ratios:

	2007	2006	2006	2005	2004	2003	2002
Non-performing assets to total assets	0.55%	0.53%	0.40%	0.39%	1.09%	1.73%	0.90%
Non-performing loans to total loans	0.47%	0.62%	0.48%	0.45%	1.28%	1.72%	0.75%
Allowance for loan losses to non-performing loans	161.24%	121.20%	154.21%	175.36%	59.42%	87.13%	161.96%
Allowance for loan losses to total loans	0.75%	0.75%	0.73%	0.78%	0.75%	1.47%	1.20%
Net charge-offs to average outstanding loans	0.14%	0.08%	0.06%	0.27%	1.16%	0.57%	0.76%

Capital Ratios:

	2007	2006	2006	2005	2004	2003	2002
Total capital to risk-weighted assets	12.6%	14.6%	13.9%	15.9%	17.4%	12.9%	12.6%
Tier I capital to risk-weighted assets	11.8%	13.8%	13.1%	15.0%	16.8%	11.7%	11.4%
Tier I capital to average assets	8.1%	9.8%	9.3%	10.0%	11.6%	8.1%	8.4%
Average equity to average assets	10.43%	12.29%	12.00%	14.07%	9.29%	8.46%	8.93%

Other Data:

	2007	2006	2006	2005	2004	2003	2002
Number of full service offices	13	13	13	12	12	12	10
Number of loans	13,529	13,599	14,679	15,151	15,840	15,378	16,558
Number of deposit accounts[7]	45,174	46,243	49,896	51,738	56,962	65,954	68,253

(1) The 2005 income tax expenses included a benefit of $895,000 for the elimination of a tax-related contingent liability for the same amount. The tax-related contingent liability has been established by us in 2000 upon becoming a taxable entity and reflected the tax effect of the bad deduction taken by us in 2000 and 2001 calendar tax years. We believed the filing position was supportable based upon a reasonable interpretation of the federal income tax laws and the underlying regulations. However, due to the lack of prior rulings on similar fact patterns, it was unknown whether the accounting method would be sustained upon audit by either the federal or state tax authorities. The applicable statute of limitations expired with respect to the 2001 tax year on September 15, 2005, making the contingent liability unnecessary.

(2) Ratios for the six months ended June 30, 2007 and 2006 are annualized.

(3) The dividend payout ratio represents dividends declared per share divided by net income per share. The following table sets forth aggregate cash dividends paid per period, which is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date:

	For the Six Months Ended June 30,		For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(In thousands)				
Dividends paid to public stockholders	$ 1,249	$ 962	$ 2,048	$ 1,384	$ —	$ —	$ —
Dividends paid to Atlantic Coast Federal, MHC	—	—	—	524	—	—	—
Total dividends paid	$ 1,249	$ 962	$ 2,048	$ 1,908	$ —	$ —	$ —

Payments listed above exclude cash dividends waived by Atlantic Coast Federal, MHC of $2.4 million and $1.7 million during the six-month periods ended June 30, 2007 and 2006, respectively, and $3.7 million, $1.7 million and $0 during the years ended December 31, 2006, 2005 and 2004 respectively. Atlantic Coast Federal, MHC began waiving dividends in May 2005 and, as of June 30, 2007, had waived dividends totaling $7.8 million.

(4) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(6) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(7) Changes to our deposit system in 2004, enabled us to purge old account information that had existed since a system conversion in 2002. Approximately 7,000 accounts were affected.

EXHIBIT I-3

Atlantic Coast Federal Corporation
Investment Portfolio Composition

Exhibit I-3
Atlantic Coast Federal Corporation
Investment Portfolio Composition

	At June 30, 2007		At December 31, 2006		At December 31, 2005		At December 31, 2004	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in Thousands)					
Securities available for sale:								
U.S. government and agency	$ 15,191	11.97%	$ 16,280	16.41%	$ 32,079	44.58%	$ 20,853	39.07%
State and municipal	6,119	4.82	1,729	1.74	5,361	7.45	11,930	22.36
Mortgage-backed securities	105,547	83.21	81,222	81.85	34,525	47.97	10,603	19.87
Corporate commercial paper	—	—	—	—	—	—	9,967	18.68
Mutual Funds	—	—	—	—	—	—	10	0.02
Total	$ 126,857	100.00%	$ 99,231	100.00%	$ 71,965	100.00%	$ 53,363	100.00%

	At June 30, 2007		At December 31, 2006		At December 31, 2005		At December 31, 2004	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in Thousands)					
Other earning assets:								
Interest-earning deposits with banks	$ 31,907	79.98%	$ 30,486	76.92%	$ 15,918	64.21%	$ 18,286	50.10%
Federal funds sold and securities purchased under agreements to resell	—	—	—	—	—	—	11,800	32.33
Federal Home Loan Bank stock	7,988	20.02	7,948	20.05	7,074	28.53	5,511	15.10
Other investments	—	—	1,200	3.03	1,800	7.26	900	2.47
Total	$ 39,895	100.00%	$ 39,634	100.00%	$ 24,792	100.00%	$ 36,497	100.00%

EXHIBIT I-4

Atlantic Coast Federal Corporation
Yields and Costs

Exhibit 1-4
Atlantic Coast Federal Corporation
Yields and Costs

	At June 30, 2007 Average Yield/Cost	For the Six Months Ended June 30,					
		2007			2006		
		Average Outstanding Balance	Interest	Average Yield/Cost[1]	Average Outstanding Balance	Interest	Average Yield/Cost[1]
		(Dollars in Thousands)					
Interest-earning assets:							
Loans receivable[2]	6.92%	$ 648,712	$ 22,533	6.95%	$ 600,179	$ 19,402	6.47%
Securities[3]	5.48%	121,712	3,232	5.33%	69,990	1,500	4.29%
Other interest-earning assets[4]	5.57%	46,711	1,257	5.38%	31,222	768	4.92%
Total interest-earning assets		816,595	27,022	6.62%	701,391	21,670	6.18%
Non-interest-earning assets		58,775			57,799		
Total assets		$ 875,370			$ 759,190		
Interest-bearing liabilities:							
Savings deposits	0.38%	$ 41,531	83	0.40%	$ 52,596	105	0.40%
Interest-bearing demand accounts	3.04%	51,649	788	3.05%	66,326	800	2.41%
Money market accounts	4.66%	144,651	3,325	4.60%	60,813	1,305	3.40%
Time deposits	5.00%	308,055	7,618	4.95%	304,118	6,161	4.05%
Federal Home Loan Bank advances	4.47%	142,822	3,209	4.49%	126,005	2,716	4.31%
Securities sold under agreement to repurchase	4.57%	46,379	1,108	4.53%	8,517	195	4.56%
Total interest-bearing liabilities		737,671	16,131	4.37%	618,375	11,012	3.56%
Non-interest-bearing liabilities		46,379			46,821		
Total liabilities		784,050			665,196		
Stockholders' equity		91,320			93,994		
Total liabilities and stockholders' equity		$ 875,370			$ 759,190		
Net interest income			$ 10,891			$ 10,658	
Net interest spread[5]	2.19%			2.24%			2.62%
Net earning assets[6]		$ 78,924			$ 83,016		
Net interest margin[7]	2.65%			2.67%			3.04%
Average interest-earning assets to interest-bearing liabilities	110.73%			110.70%			113.42%

Exhibit I-4 (continued)
Atlantic Coast Federal Corporation
Yields and Costs

For the Years Ended December 31,
(Dollars in Thousands)

	2006			2005			2004		
	Average Outstanding Balance	Interest	Average Yield/Cost	Average Outstanding Balance	Interest	Average Yield/Cost	Average Outstanding Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable(2)	$ 613,532	$ 41,029	6.69%	$ 549,259	$ 33,606	6.12%	$ 484,978	$ 30,400	6.27%
Securities(3)	75,917	3,604	4.75%	63,338	2,092	3.30%	29,815	623	2.09%
Other interest-earning assets(4)	34,205	1,774	5.19%	45,632	1,556	3.41%	38,523	749	1.95%
Total interest-earning assets	723,654	46,407	6.41%	658,229	37,254	5.66%	553,316	31,772	5.74%
Non-interest-earning assets	56,600			46,658			31,541		
Total assets	$ 780,254			$ 704,887			$ 584,857		
Interest-bearing liabilities:									
Savings deposits	$ 49,104	195	0.40%	61,069	260	0.43%	77,333	386	0.50%
Interest-bearing demand accounts	58,454	1,572	2.69%	60,774	1,307	2.15%	26,191	254	0.97%
Money market accounts	77,989	3,097	3.97%	53,942	1,415	2.62%	58,293	927	1.59%
Time deposits	312,564	13,584	4.35%	267,725	9,186	3.43%	224,965	6,617	2.94%
Federal Home Loan Bank advances	128,260	5,665	4.42%	119,463	4,971	4.16%	87,640	3,459	3.95%
Securities sold under agreement to repurchase	13,951	634	4.54%	—	—	—	—	—	—
Total interest-bearing liabilities	640,322	24,747	3.86%	562,973	17,139	3.04%	474,422	11,643	2.45%
Non-interest-bearing liabilities	46,318			42,744			56,083		
Total liabilities	686,640			605,717			530,505		
Stockholders' equity	93,614			99,170			54,352		
Total liabilities and stockholders' equity	$ 780,254			$ 704,887			$ 584,857		
Net interest income		$ 21,660			$ 20,115			$ 20,129	
Net interest spread(5)			2.55%			2.62%			3.29%
Net earning assets(6)	$ 83,332			$ 95,256			$ 78,894		
Net interest margin(7)			2.99%			3.06%			3.64%
Average interest-earning assets to average interest-bearing liabilities	113.01%			116.92%			116.63%		

(1) Yields and rates for the six months ended June 30, 2007 and 2006 are annualized.
(2) Calculated net of deferred loan fees and allowance for loan losses. Nonaccrual loans included as loans carrying a zero yield.
(3) Calculated based on carrying value. Not full tax equivalents, as the numbers would not change materially from those presented in the table.
(4) Includes Federal Home Loan Bank stock at cost and term deposits with other financial institutions.
(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(7) Net interest margin represents net interest income divided by average total interest-earning assets.

EXHIBIT I-5

Atlantic Coast Federal Corporation
Interest Rate Analysis

Exhibit I-5
Atlantic Coast Federal Corporation
Interest Rate Risk Analysis

	Economic Value of Equity and Duration of Assets and Liabilities at June 30, 2007 Change in Interest Rate					
	Decrease 3%	Decrease 2%	Decrease 1%	Increase 1%	Increase 2%	Increase 3%
Duration of assets[1]	2.20	2.20	2.25	2.59	2.58	2.58
Duration of liabilities[1]	2.51	2.51	2.51	2.01	2.01	2.13
Differential in duration	(0.31)	(0.31)	(0.26)	0.58	0.57	0.45
Amount of change in Economic Value of Equity[2]	$ (8,526)	$ (5,684)	$ (2,371)	$ (5,223)	$ (10,235)	$ (12,134)
Percentage change in Economic Value of Equity[2]	(9.05%)	(6.04%)	(2.52%)	(5.55%)	(10.87%)	(12.89%)

(1) Expressed as number of years before asset/liability reprices to achieve state rate of interest rate increase.
(2) Represents the cumulative five year pre-tax impact on our equity due to increased or (decreased) net interest margin.

EXHIBIT I-6

Atlantic Coast Federal Corporation
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Atlantic Coast Federal Corporation
Fixed Rate and Adjustable Rate Loans

	Fixed Rate	Adjustable Rate	Total
		Due After December 31, 2007	
		(Dollars in Thousands)	
Real estate loans:			
One- to four-family	$ 115,449	$ 218,539	$ 333,988
Commercial	21,199	32,819	54,018
Other[1]	15,780	14,653	30,433
Construction loans:			
One- to four-family	$ 4,027	$ 6,407	$ 10,434
Commercial	1,758	1,104	2,862
Acquisition & development	—	2,103	2,103
Other loans:			
Home equity	$ 20,175	$ 70,788	$ 90,963
Consumer	58,938	747	59,685
Commercial business	1,047	9,386	10,433
Total loans	$ 238,373	$ 356,546	$ 594,919

(1) Consists of land and multi-family loans.

EXHIBIT I-7

Atlantic Coast Federal Corporation
Loan Portfolio Composition

Exhibit I-7
Atlantic Coast Federal Corporation
Loan Portfolio Composition

(Dollars in Thousands)

	At June 30, 2007		At December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:												
One- to four-family	$ 349,412	52.14%	$ 334,000	52.14%	$ 324,681	55.88%	$ 303,544	58.44%	$ 236,959	53.73%	$ 177,295	46.14%
Commercial	69,390	10.35%	60,912	9.51%	59,074	10.16%	57,178	11.01%	56,228	12.75%	36,161	9.41%
Other(1)	39,587	5.91%	34,446	5.38%	20,302	3.49%	20,120	3.87%	13,568	3.08%	11,502	2.99%
Total real estate loans	458,389	68.40%	429,358	67.03%	404,057	69.53%	380,842	73.32%	306,755	69.56%	224,958	58.54%
Construction loans:												
One- to four-family	18,742	2.80%	32,467	5.07%	24,243	4.17%	14,275	2.75%	11,913	2.70%	7,552	1.97%
Commercial	13,040	1.95%	2,862	0.45%	2,577	0.44%	2,577	0.50%	18,663	4.23%	22,975	5.97%
Acquisition & development	3,453	0.51%	2,103	0.33%	—	—	—	—	—	—	—	—
Total construction loans	35,235	5.26%	37,432	5.85%	26,820	4.61%	16,852	3.25%	30,576	6.93%	30,527	7.94%
Other loans:												
Home equity	97,306	14.52%	91,062	14.22%	79,016	13.60%	60,077	11.57%	39,217	8.89%	32,645	8.50%
Consumer	63,662	9.50%	63,630	9.93%	62,846	10.81%	57,893	11.15%	60,925	13.81%	88,071	22.92%
Commercial business	15,577	2.32%	19,044	2.97%	8,430	1.45%	3,711	0.71%	3,553	0.81%	8,065	2.10%
Total other loans	176,545	26.34%	173,736	27.12%	150,292	25.86%	121,681	23.43%	103,695	23.51%	128,781	33.52%
Total loans	$ 670,170	100.00%	640,526	100.00%	581,169	100.00%	519,375	100.00%	441,026	100.00%	384,266	100.00%
Less:												
Net deferred loan origination (fees) costs	3,476		3,348		3,164		1,473		554		(231)	
Premiums on purchased loans	263		348		695		819		635		435	
Allowance for loan losses	(5,071)		(4,705)		(4,587)		(3,956)		(6,593)		(4,692)	
Total loans, net	$ 668,837		$ 639,517		$ 580,441		$ 517,711		$ 435,622		$ 379,778	

(1) Consists of land and multi-family loans.

EXHIBIT I-8

Atlantic Coast Federal Corporation
Contractual Maturity by Loan Type

Exhibit I-8
Atlantic Coast Federal Corporation
Contractual Maturity By Loan Type

(Dollars in Thousands)

At December 31, 2006	One- to Four-Family Real Estate		Commercial Real Estate		Other Real Estate (1)		One- to Four-Family Construction (2)		Commercial Construction (2)	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
1 year or less	$ 12	7.51%	$ 6,894	8.09%	$ 4,013	8.69%	$ 22,033	8.31%	$ —	—
Greater than 1 to 3 years	1,303	4.34%	16,076	8.17%	4,981	7.76%	2,342	8.49%	1,105	8.25%
Greater than 3 to 5 years	5,972	5.36%	13,927	8.11%	10,276	7.76%	—	—	495	8.25%
Greater than 5 to 10 years	6,609	6.49%	16,309	6.85%	2,733	8.53%	—	—	423	7.50%
Greater than 10 to 20 years	69,643	5.64%	7,124	6.60%	9,456	6.69%	944	6.04%	839	8.05%
More than 20 years	250,461	5.62%	582	6.62%	2,987	7.52%	7,148	6.47%	—	—
Total	$ 334,000		$ 60,912		$ 34,446		$ 32,467		$ 2,862	

At December 31, 2006	Acquisition & Development		Home Equity		Consumer		Commercial Business		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
1 year or less	$ —	—	$ 99	9.16%	$ 3,945	8.64%	$ 8,611	8.22%	$ 45,607	8.32%
Greater than 1 to 3 years	2,103	8.75%	66	7.68%	12,665	9.83%	1,129	7.65%	41,770	8.54%
Greater than 3 to 5 years	—	—	5,129	8.25%	25,699	10.66%	4,600	7.71%	66,098	8.78%
Greater than 5 to 10 years	—	—	6,102	8.25%	6,041	8.36%	4,704	8.45%	42,921	7.49%
Greater than 10 to 20 years	—	—	22,046	8.81%	12,756	9.86%	—	—	122,808	6.80%
More than 20 years	—	—	57,620	8.53%	2,524	10.45%	—	—	321,322	6.22%
Total	$ 2,103		$ 91,062		$ 63,630		$ 19,044		$ 640,526	

(1) Consists of land and multi-family loans.
(2) Construction loans include notes that cover both the construction period and the end permanent financing, and therefore, the schedule shows maturities for periods greater than one year.

EXHIBIT I-9

Atlantic Coast Federal Corporation
Non-Performing Assets

Exhibit I-9
Atlantic Coast Federal Corporation
Non-Performing Assets

	At June 30, 2007	At December 31, 2006	2005	2004	2003	2002
		(Dollars in Thousands)				
Non-accrual loans:						
Real estate:						
One- to four-family	$ 604	$ 325	$ 697	$ 1,931	$ 465	$ 365
Commercial	341	430	238	3,271	5,670	—
Other[1]	285	104	109	—	—	—
Construction:						
One- to four-family	—	551	—	—	—	—
Commercial	—	—	—	—	—	—
Acquisition & development	—	—	—	—	—	—
Other:						
Home equity	660	280	35	—	—	—
Consumer	345	445	597	290	267	868
Commercial business	909	915	940	1,166	1,165	1,664
Total non-performing loans	$ 3,145	$ 3,050	$ 2,616	$ 6,658	$ 7,567	$ 2,897
Loans 90 days or greater delinquent and still accruing:						
Real estate:						
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —
Commercial	—	—	—	—	—	—
Other[1]	—	—	—	—	—	—
Construction:						
One- to four-family	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Acquisition & development	—	—	—	—	—	—
Other:						
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Total loans 90 days or greater and still accruing	$ —	$ —	$ —	$ —	$ —	$ —
Total non-performing loans	3,145	3,050	2,616	6,658	7,567	2,897
Real estate owned:						
Real estate:						
One- to four-family	$ 123	$ 247	$ 310	$ 323	$ 1,079	$ 1,141
Commercial	84	39	—	—	—	—
Other[1]	—	—	—	—	—	—
Construction:						
One- to four-family	1,546	—	—	—	—	—
Commercial	—	—	—	—	—	—
Acquisition & development	—	—	—	—	—	—
Other:						
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Total real estate owned	1,753	286	310	323	1,079	1,141
Total non-performing assets	$ 4,898	$ 3,336	$ 2,926	$ 6,981	$ 8,646	$ 4,038
Ratios:						
Non-performing loans to total loans	0.47%	0.48%	0.45%	1.28%	1.72%	0.75%
Non-performing loans to total assets	0.35%	0.40%	0.39%	1.09%	1.73%	0.90%

(1)   Consists of land and multi-family loans.

EXHIBIT I-10

Atlantic Coast Federal Corporation
Loan Loss Allowance Activity

Exhibit I-10
Atlantic Coast Federal Corporation
Loan Loss Allowance Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in Thousands)						
Balance at beginning of period	$ 4,705	$ 4,587	$ 4,587	$ 3,956	$ 6,593	$ 4,692	$ 3,766
Charge-offs:							
Real estate loans:							
One- to four-family	44	76	107	192	78	300	500
Commercial	—	—	—	605	4,637	—	—
Other[1]	41	—	—	—	—	—	—
Construction loans:							
One- to four-family	274	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Acquisition & development	—	—	—	—	—	—	—
Other loans:							
Home equity	59	14	14	160	63	25	—
Consumer	532	578	1,094	1,249	1,642	2,259	2,752
Commercial business	—	—	—	120	—	664	251
Total charge-offs	950	668	1,215	2,326	6,420	3,248	3,503
Recoveries:							
Real estate loans:							
One- to four-family	4	10	54	40	7	86	1
Commercial	60	42	83	51	—	—	—
Other[1]	—	—	—	—	—	—	—
Construction loans:							
One- to four-family	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Acquisition & development	—	—	—	—	—	—	—
Other loans:							
Home equity	58	14	18	1	11	2	—
Consumer	389	354	703	732	790	823	745
Commercial business	—	—	—	12	—	—	—
Total recoveries	511	420	858	836	808	911	746
Net charge-offs	439	248	357	1,490	5,612	2,337	2,757
Provision for loan losses	805	280	475	2,121	2,975	4,238	3,683
Balance at end of period	$ 5,071	$ 4,619	$ 4,705	$ 4,587	$ 3,956	$ 6,593	$ 4,692
Ratios:							
Net charge-offs to average loans [2]	0.14%	0.08%	0.06%	0.27%	1.16%	0.57%	0.76%
Net charge-offs to average non-performing loans	13.96%	6.51%	11.36%	43.41%	122.10%	30.88%	95.17%
Allowance for loan losses to non-performing loans	161.24%	121.20%	154.21%	175.36%	59.42%	87.13%	161.96%
Allowance as a percent of total loans[2]	0.75%	0.75%	0.73%	0.78%	0.75%	1.47%	1.20%

(1) Consists of land and multi-family loans.
(2) Total loans are net of deferred fees and costs and purchase premiums or discounts.

EXHIBIT I-11

Atlantic Coast Federal Corporation
Deposit Composition

Exhibit I-11
Atlantic Coast Federal Corporation
Deposit Composition

	At June 30, 2007			At December 31, 2006		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
			(Dollars in Thousands)			
Deposit type:						
Non-interest bearing demand	$ 42,298	7.07%	—%	$ 38,301	6.68%	—%
Savings...................................	40,618	6.79	0.38	41,915	7.31	0.42
Interest bearing demand	50,325	8.41	3.04	52,895	9.23	3.00
Money market demand...............	170,666	28.54	4.66	116,314	20.31	4.69
Total transactions accounts	303,907	50.81	3.17	249,425	43.53	2.89
Certificates of deposit	294,184	49.19	5.00	323,627	56.47	4.83
Total deposits.........................	$ 598,091	100.00%	4.07%	$ 573,052	100.00%	3.99%

EXHIBIT I-12

Atlantic Coast Federal Corporation
Time Deposit Rate/Maturity

Exhibit I-12
Atlantic Coast Federal Corporation
Time Deposit Rate/Maturity

	At June 30, 2007	At December 31, 2006	2005	2004
		(In Thousands)		
Interest Rate:				
Less than 2.00%	$ —	$ —	$ —	$ 31,809
2.00% - 2.99%	559	2,316	26,103	116,689
3.00% - 3.99%	12,754	39,929	159,222	66,954
4.00% - 4.99%	55,694	104,175	108,841	26,144
5.00% - 5.99%	224,887	177,070	1,520	1,162
6.00% - 6.99%	289	137	2,183	5,973
Total	$ 294,184	$ 323,627	$ 297,869	$ 248,731

	Less than or equal to one year	More than one to two years	More than two to three years	More than three to four years	More than four years	Total
			(In Thousands)			
Interest Rate:						
Less than 2.00%	$ —	$ —	$ —	$ —	$ —	$ —
2.00% - 2.99%	156	284	119	—	—	559
3.00% - 3.99%	9,291	3,432	29	2	—	12,754
4.00% - 4.99%	16,431	18,065	15,263	5,934	—	55,694
5.00% - 5.99%	187,360	23,848	6,490	2,226	4,963	224,887
6.00% - 6.99%	289	—	—	—	—	289
Total	$ 213,527	$ 45,629	$ 21,902	$ 8,162	$ 4,963	$ 294,184

EXHIBIT I-13

Atlantic Coast Federal Corporation
Borrowings Activity

Exhibit I-13
Atlantic Coast Federal Corporation
Borrowings Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in Thousands)				
Balance at end of period	$ 142,000	$ 119,000	$ 144,000	$ 129,000	$ 100,314
Average balance outstanding	$ 142,818	$ 119,167	$ 128,260	$ 119,462	$ 87,640
Maximum month-end balance	$ 144,000	$ 129,000	$ 144,000	$ 129,000	$ 100,314
Weighted average interest rate during the period	4.53%	4.60%	4.26%	4.18%	4.26%
Weighted average interest rate at end of period	4.39%	4.30%	4.45%	4.18%	3.67%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Atlantic Coast Federal Corporation
Description of Office Facilities

Location	Owned or Leased	Net Book Value June 30, 2007
		(In Thousands)
HOME AND EXECUTIVE OFFICE AND MAIN BRANCH 505 Haines Avenue Waycross, GA 31501	Owned	$ 1,552
FLORIDA REGIONAL CENTER 10151 Deerwood Park Blvd. Building 100 Suite 501 Jacksonville, FL 32256[1]	Leased	155
BRANCH OFFICES: Drive-up Facility 400 Haines Avenue Waycross, GA 31501	Owned	70
2110 Memorial Drive Waycross, GA 31501	Owned	$ 578
1390 South Gaskin Avenue Douglas, GA 31533	Owned	462
213 Hwy 80 West Garden City, GA 31408	Owned	282
10328 Deerwood Park Blvd. Jacksonville, FL 32256	Owned	1,040
8048 Normandy Blvd. Jacksonville, FL 32221	Owned	1,102
1970 Solomon Street Orange Park, FL 32073	Owned	192
463 West Duval Street Lake City, FL 32055	Owned	149
930 University Avenue, North Jacksonville, FL 32211	Owned	1,095
1700 South Third Street Jacksonville Beach, FL 32250	Owned	1,500
1425 Atlantic Blvd. Neptune Beach, FL 32266	Owned	2,957
2766 Race Track Road Jacksonville, FL 32259	Owned	2,514
715 Centre Street Fernandina Beach, FL 32034	Owned	1,086

---

[1] Lease expires in June 2008.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
As of Sept. 28, 2007	7.75%	3.82%	4.05%	4.59%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 3, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659	14	12-31	11/86	23.61	1,739
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,903	172	12-31	01/71	57.80	1,610
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669	29	12-31	12/83	49.55	793
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469	30	03-31	03/96	15.34	359
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,647	12	06-30	06/96	22.27	142
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130	15	12-31	11/02	15.79	88
BOFI	Bofi Holding, Inc. of CA	NASDAQ	San Diego, CA	Thrift	947	1	06-30	03/05	7.39	61
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	800	5	06-30	03/04	13.17	184
PPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769	9	12-31	08/02	24.25	107
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318	4	12-31	01/96	9.02	15
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489	55	09-30	12/85	15.54	554
BFF	BFC Financial Corp. of FL	NYSE	Fortlauderdale FL	Thrift	7,606 D	74	12-31	/	2.92	105
BBX	BankAtlantic Bancorp of FL	NYSE	Fortlauderdale FL	M.B.	6,495	75	12-31	11/83	8.67	504
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721	6	12-31	12/97	5.00	47
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	12-31	05/03	13.98	57
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735	677	12-31	08/86	17.04	8,165
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690	86	12-31	06/05	15.38	8,180
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624	143	12-31	11/93	19.05	5,979
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650	86	12-31	11/93	26.53	2,569
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945 D	122	12-31	01/03	14.15	1,503
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898	154	06-30	11/94	28.46	1,399
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.37	1,039
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601	46	06-30	10/05	14.16	1,578
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671 P	0		07/07	9.75	802
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650	37	12-31	07/04	12.17	529
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374	75	12-31	/	10.93	820
DCOM	Dime Community Bancshares of NY	NASDAQ	Brooklyn, NY	Thrift	3,250	20	12-31	06/96	14.97	528
PFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042	11	12-31	11/95	16.80	357
MSFG	MSB Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018	23	12-31	11/86	62.40	393
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889	57	12-31	11/03	16.54	450
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.11	546
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978	17	12-31	07/96	17.35	214
KRNY	Kearny Fin Cp MHC of NJ (23.7)	NASDAQ	Fairfield, NJ	Thrift	1,917	25	06-30	02/05	12.79	910
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	12-31	06/90	10.60	135
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,844	47	06-30	07/87	29.01	163
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	20	06-30	04/02	12.44	194
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Township of WA NJ	Thrift	1,194	14	06-30	01/07	15.84	642
ABMC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050	12	12-31	06/07	9.75	238
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933	18	12-31	01/04	15.16	173
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	926	7	12-31	/	13.25	133
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892	0		04/07	11.15	189
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892	14	12-31	/	13.45	147
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887	8	12-31	07/06	17.10	560
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801	10	03-31	03/04	11.83	337
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778	5	09-30	08/87	13.71	53
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764	9	03-31	10/94	15.85	40
FKCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761	11	12-31	10/06	15.24	194
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	09-30	06/88	15.50	46
TFRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664	14	12-31	07/94	27.60	80
BCSB	BCSB BankCorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651	17	09-30	07/98	8.25	49
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636	9	12-31	11/89	18.99	94
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582	6	12-31	12/04	11.34	96
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	10.87	136

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 3, 2007(1)

Mid-Atlantic Companies (continued)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Officers	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FKYS	First Keystone Fin.. Inc of PA (44.6)	NASDAQ	Berwick, PA	Thrift	525	8	09-30	01/95	13.30	32
ONFC	Oneida Financial MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504	10	12-31	12/98	11.97	93
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	477	6	09-30	03/05	12.38	144
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474	3	09-30	01/06	10.76	63
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432	6	12-31	06/05	10.81	48
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430 M	5	07-31	08/88	7.00	53
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425	4	12-31	01/07	9.15	66
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398	9	09-30	04/05	13.75	184
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	396	6	12-31	03/85	21.40	31
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390 M	6	06-30	11/93	16.44	38
LSBX	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349	8	12-31	04/06	10.30	67
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326	4	06-30	12/98	12.30	51
ROME	Rome Bancorp. Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311	7	12-31	03/05	11.86	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306	6	12-31	07/06	10.80	143
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305	8	12-31	11/95	9.79	24
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283 M	4	06-30	01/07	10.16	57
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273	7	12-31	04/05	9.11	60
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	149	5	12-31	06/85	10.00	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142	1	09-30	04/07	10.52	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133	2	09-30	03/99	11.25	26

Mid-West Companies

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Officers	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179	128	12-31	04/97	9.73	586
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016	40	09-30	04/07	12.94	4,300
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823	37	09-30	04/99	34.20	2,541
ABCW	Anchor BancCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533	57	03-31	07/92	27.00	576
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495	71	12-31	10/02	26.47	470
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438	27	12-31	10/03	11.79	651
FFFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226	27	06-30	01/99	17.70	305
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706	35	12-31	07/98	7.22	218
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787	23	12-31	03/01	17.95	145
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647	7	06-30	10/05	16.23	528
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541	27	12-31	10/95	27.00	194
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536	8	09-30	09/85	35.80	285
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532	16	12-31	06/05	15.82	363
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203	22	12-31	07/98	14.10	153
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136	7	09-30	12/98	12.90	129
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127	13	12-31	06/94	29.63	127
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021	14	09-30	03/00	17.00	82
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996 M	34	06-30	04/92	16.00	64
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	945	13	12-31	12/99	17.65	76
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	M.B.	901	16	06-30	12/92	15.45	119
HOFC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769	9	12-31	02/98	15.00	54
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667	16	09-30	09/93	39.85	102
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646	14	06-30	04/99	17.40	59
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531	10	12-31	03/96	38.35	52
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505	11	09-30	03/94	29.75	39
PFBC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484	15	09-30	07/87	16.59	52
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445	12	12-31	01/99	16.99	48
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423	10	12-31	03/87	9.25	28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398	11	03-31	01/03	12.21	39
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386 M	5	06-30	03/06	12.35	102
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376	4	12-31	07/06	11.01	100
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364 M	7	06-30	04/99	15.25	28
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350	5	12-31	02/95	24.74	39
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337	6	12-31	12/96	18.01	29
C3MI	Citizens Comm Bancorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331	12	09-30	11/06	9.45	67
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329	6	09-30	07/06	10.71	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323	8	12-31	01/88	13.16	22
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316	5	12-31	01/04	12.20	112
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301	4	12-31	04/01	10.55	24

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 3, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275 M	8	12-31	04/95	12.50	25
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267 M	1	06-30	03/05	10.00	83
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264	10	12-31	04/05	8.03	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260	4	12-31	12/98	5.48	24
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242 M	10	06-30	12/93	16.66	26
PPED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218	4	12-31	08/96	31.20	39
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	173	3	06-30	04/96	14.80	16
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820	157	12-31	04/07	17.28	5,200
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942	64	12-31	04/04	14.48	1,657
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371	15	12-31	07/02	11.59	691
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170	25	12-31	06/00	30.33	267
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271	16	12-31	05/05	14.26	276
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032	10	12-31	01/07	9.71	310
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023	21	12-31	07/05	12.55	214
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	14.26	115
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844	10	12-31	10/05	13.92	139
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817	15	12-31	05/86	37.00	160
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761	16	12-31	10/04	10.91	135
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758	17	12-31	05/86	14.44	73
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	720	8	12-31	12/88	30.66	65
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579	7	12-31	05/86	16.04	74
CBXK	Central Bucrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549	10	03-31	10/86	23.00	38
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	524	7	06-30	01/07	11.24	89
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	491	4	06-30	10/04	10.30	70
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469	7	12-31	07/06	11.75	102
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429	6	12-31	10/04	10.13	75
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310	5	12-31	07/06	12.43	61
NEBS	New England Bncshr Inc. of CT	NASDAQ	Enfield, CT	Thrift	292	8	03-31	12/05	11.50	62
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	243	6	04-30	12/87	11.30	24
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986	121	09-30	11/82	26.26	2,294
FMSB	First Mutual Bacshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029	12	12-31	12/85	26.69	179
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905	13	12-31	10/03	16.70	110
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832	16	03-31	10/97	14.85	172
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624	25	09-30	01/98	15.65	110
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,671	47	09-30	11/83	31.28	370
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470	59	12-31	12/98	8.83	306
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898	12	12-31	10/04	15.11	207
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820	15	12-31	05/96	18.00	88
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755	11	12-31	10/02	12.33	97
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714	17	09-30	04/95	41.00	90
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479	8	03-31	03/88	9.30	40
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448	7	12-31	06/05	14.00	152
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	340	1	06-30	07/03	10.75	69
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271 P	0		07/07	10.90	69
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219 M	1	06-30	12/97	23.00	41
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170	4	12-31	04/97	18.15	23
South-West Companies										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.20	233

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 3, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	18.48	480
OSBK	Osage Bancshares. Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	8.87	32
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	21.15	154
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.31	203
Other Area										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 10/03/07

EXHIBIT IV-1

Stock Prices:
As of September 28, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of September 28, 2007

Market Averages. All Public Companies(no MHC)

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Chg Last Week (%)	% Chg Last 52 Wks Ago(2) (%)	% Chg Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
All Public Companies(123)	17.68	29,323	495.4	22.36	15.55	18.00	-1.65	-11.29	-12.73	0.99	0.92	15.23	13.64	161.27
SAIF-insured Thrifts(123)	17.68	29,323	495.4	22.36	15.55	18.00	-1.65	-11.29	-12.73	0.99	0.92	15.23	13.64	161.27
NYSE Traded Companies(13)	22.65	111,367	2,095.6	32.68	18.59	23.99	-5.52	-20.92	-22.69	2.06	1.51	20.58	17.56	229.01
AMEX Traded Companies(4)	15.68	12,782	125.1	21.80	14.32	16.05	-2.70	-24.51	-24.69	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(106)	17.16	20,047	316.4	21.14	15.24	17.36	-1.14	-9.59	-11.04	0.86	0.85	14.67	13.20	154.63
California Companies(9)	25.00	18,582	546.1	36.69	20.16	26.27	-3.34	-18.83	-22.76	2.79	2.04	23.57	23.24	285.98
Florida Companies(5)	10.80	26,802	290.3	13.01	9.64	11.52	-5.33	-39.71	-30.61	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.77	59,459	990.3	20.41	14.65	16.93	-0.64	-7.70	-8.75	0.76	0.80	12.98	10.92	143.58
Mid-West Companies(39)	17.92	9,148	134.3	21.74	16.06	18.15	-1.75	-10.93	-12.19	0.95	0.88	16.17	14.74	173.29
New England Companies(17)	17.24	33,982	536.8	20.89	15.28	17.50	-1.58	-7.68	-8.97	0.53	0.57	15.36	13.53	125.07
North-West Companies(5)	18.37	28,130	671.4	21.96	15.96	18.30	0.48	2.02	-5.54	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	17.84	8,065	128.1	22.07	16.45	18.37	-2.67	-13.08	-14.53	1.16	1.13	15.00	13.73	136.36
South-West Companies(2)	9.04	14,475	132.6	17.14	7.75	9.30	-2.70	-40.26	-38.94	0.42	0.13	12.44	7.13	126.89
Western Companies (Excl CA)(1)	21.15	7,304	154.5	26.32	18.75	21.12	0.14	-2.08	5.80	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(116)	17.23	22,936	385.3	21.78	15.21	17.52	-1.54	-10.98	-12.25	0.96	0.89	15.07	13.52	158.40
Mortgage Banker Strategy(4)	39.84	141,240	2,346.7	46.83	34.10	41.45	-4.31	-23.56	-25.80	2.60	2.71	23.46	23.18	262.65
Diversified Strategy(2)	18.75	153,598	2,796.2	26.01	15.69	19.56	-2.49	-3.76	-12.73	1.09	0.87	15.63	12.23	188.80
Companies Issuing Dividends(107)	18.27	32,202	548.1	22.94	16.00	18.57	-1.65	-11.10	-12.59	1.08	1.01	15.46	13.78	166.45
Companies Without Dividends(16)	13.74	10,130	144.1	18.53	12.00	14.79	-1.63	-12.54	-13.71	0.33	0.33	13.70	12.72	126.74
Equity/Assets <6%(6)	16.33	40,347	775.8	22.70	14.69	17.65	-9.12	-21.38	-13.84	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(78)	19.34	24,030	410.0	25.08	17.05	19.66	-1.24	-13.72	-15.59	1.27	1.15	16.20	14.63	194.82
Equity/Assets >12%(39)	14.57	38,277	626.1	16.97	12.73	14.79	-1.45	-5.13	-6.14	0.37	0.39	14.19	11.60	79.95
Converted Last 3 Mths (no MHC)(1)	10.90	6,346	69.2	10.99	10.15	10.90	0.00	9.00	9.00	0.32	0.32	13.25	13.25	42.64
Actively Traded Companies(9)	23.28	66,555	1,254.2	29.37	20.80	23.57	-1.14	-9.82	-13.36	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(3)	11.27	1,447	15.7	14.20	10.39	11.51	-2.70	-8.56	-10.12	0.19	0.03	11.49	11.49	147.16
Holding Company Structure(116)	17.91	30,853	521.5	22.67	15.74	18.27	-1.82	-11.50	-13.16	1.04	0.96	15.42	13.72	162.07
Assets Over $1 Billion(52)	18.56	64,525	1,116.5	26.14	16.79	20.66	-3.17	-13.65	-15.01	1.40	1.21	16.11	13.45	178.88
Assets $500 Million-$1 Billion(36)	18.92	5,784	89.2	23.34	17.12	18.97	-0.16	-8.28	-10.43	0.96	0.98	16.18	14.84	180.83
Assets $250-$500 Million(26)	12.70	4,214	48.9	15.56	11.80	12.90	-1.64	-12.49	-11.79	0.54	0.57	12.55	12.08	117.38
Assets less than $250 Million(9)	15.19	1,808	24.6	18.18	13.86	14.93	0.90	-6.40	-7.54	0.13	0.04	14.77	14.74	117.41
Non-Goodwill Companies(95)	19.38	39,075	679.5	24.55	16.85	19.80	-1.78	-11.65	-13.21	1.21	1.12	16.19	13.87	176.78
Acquirors of FSLIC Cases(4)	13.95	7,923	91.6	17.56	12.72	14.07	-1.36	-10.50	-11.68	0.51	0.47	13.13	13.13	127.24
	25.83	25,939	966.8	32.44	20.64	26.67	-1.76	-8.42	-9.70	1.52	1.26	21.26	20.85	221.70

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 28, 2007

Market Averages. MHC Institutions

| Financial Institution | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From Last 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
All Public Companies(40)	13.30	30,849	170.2	15.57	11.66	13.42	-0.83	0.69	-5.89	0.20	0.30	7.73	7.26	59.04
SAIF-Insured Thrifts(40)	13.30	30,849	170.2	15.57	11.66	13.42	-0.83	0.69	-5.89	0.20	0.30	7.73	7.26	59.04
AMEX Traded Companies(1)	11.25	2,300	11.0	14.20	10.60	11.15	0.90	-19.35	-10.00	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.36	31,689	174.9	15.61	11.69	13.48	-0.88	1.28	-5.77	0.27	0.30	7.70	7.22	59.08
Mid-Atlantic Companies(33)	12.59	24,098	137.9	14.95	11.06	12.76	-1.14	-2.37	-6.44	0.31	0.36	7.74	7.20	57.62
Mid-West Companies(7)	15.78	66,684	345.2	17.66	13.86	15.97	-1.15	3.94	-0.12	0.21	0.20	8.22	7.75	62.58
New England Companies(5)	11.40	11,482	61.5	14.14	10.50	11.24	1.09	-6.92	-14.09	0.24	0.23	7.26	6.94	64.40
South-East Companies(2)	14.00	10,888	47.0	17.00	11.56	13.83	1.23	-8.20	-15.92	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	18.48	25,963	214.5	19.00	14.25	18.32	0.87	84.80	9.09	0.23	0.22	8.09	8.09	61.81
Thrift Strategy(40)	13.30	30,849	170.2	15.57	11.66	13.42	-0.83	0.69	-5.89	0.28	0.30	7.73	7.26	59.04
Companies Issuing Dividends(28)	13.80	18,121	120.2	16.23	12.16	13.95	-1.06	-1.21	-8.49	0.32	0.36	7.91	7.31	61.27
Companies Without Dividends(12)	12.21	58,613	279.5	14.14	10.56	12.26	-0.31	4.85	-0.21	0.13	0.19	7.35	7.18	54.16
Equity/Assets 6-12%(15)	14.05	14,802	125.8	17.28	12.61	14.37	-2.32	-9.82	-12.97	0.36	0.36	8.48	7.61	88.30
Equity/Assets >12%(24)	12.86	40,332	196.5	14.56	11.09	12.86	0.05	6.91	-1.71	0.23	0.27	7.29	7.06	41.75
Holding Company Structure(37)	13.37	31,504	174.0	15.72	11.72	13.47	-0.70	0.70	-5.93	0.28	0.31	7.79	7.30	60.52
Assets Over $1 Billion(11)	17.71	83,900	475.7	19.76	14.95	17.70	0.53	14.18	2.78	0.23	0.28	8.04	7.37	60.53
Assets $500 Million-$1 Billion(10)	12.73	17,430	92.2	14.23	10.60	12.72	0.06	5.43	-4.81	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.16	7,436	35.4	13.77	10.24	11.40	-1.98	-7.26	-10.84	0.27	0.32	7.65	7.30	61.21
Assets less than $250 Million(1)	12.93	2,300	11.0	14.20	10.60	12.98	-0.32	-3.12	-10.00	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	13.58	43,439	205.6	15.00	11.44	13.74	-1.21	3.56	-6.29	0.24	0.23	7.63	6.54	64.47
Non-Goodwill Companies(21)	13.30	21,407	140.7	16.00	11.82	13.42	-0.83	0.69	-5.59	0.31	0.36	7.81	7.81	54.96
MHC Institutions(40)	13.30	30,849	170.2	15.57	11.66	13.42	-0.83	0.69	-5.89	0.28	0.30	7.73	7.26	59.04
MHC Converted Last 3 Months(1)	9.75	82,265	355.6	9.79	8.31	9.60	1.56	-2.50	-2.50	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offering.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 28, 2007

Financial Institution	Market Capitalization			52 Week (1)		Price Change Data					Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	% Change From			Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
							Last Week (%)	52 Wks Ago(2) (%)	Dec 31. 2004(2) (%)					
NYSE Traded Companies														
AF Astoria Financial Corp. of NY	26.53	96,852	2,569.5	31.49	22.47	26.84	-1.	-14.64	-12.04	1.53	1.52	12.34	10.43	223.54
BFF BFC Financial Corp. of FL(8)	2.92	35,939	105.1	7.06	2.11	3.00	-2.67	-47.95	-56.09	-0.10	-0.24	4.52	2.37	211.28
BBX BankAtlantic Bancorp of FL	8.67	58,089	503.6	14.54	7.50	9.16	-5.35	-40.41	-37.22	0.31	0.05	8.83	7.51	111.81
DSL Downey Financial Corp. of CA	57.80	27,854	1,610.0	75.29	43.55	60.89	-5.07	-13.17	-20.36	6.70	5.78	52.58	52.44	535.04
FED Firstfed Financial Corp. of CA	49.55	16,010	793.3	69.70	38.73	55.30	-10.40	-11.42	-26.01	7.93	7.57	45.24	45.20	479.03
FBC Flagstar Bancorp, Inc. of MI	9.73	60,260	586.3	15.59	9.59	12.83	-24.16	-34.21	-34.43	0.84	0.20	12.78	12.78	268.49
GLK Great Lakes Bancorp, Inc of NY	13.45	10,925	146.9	16.60	11.35	13.50	-0.37	-16.46	-4.20	-0.15	-0.17	12.30	12.29	81.65
IMB IndyMac Bancorp, Inc. of CA	23.61	73,665	1,739.2	48.14	15.66	23.40	0.90	-43.03	-47.72	3.47	-1.34	27.83	26.21	429.77
NYB New York Community Bcrp of NY	19.05	313,852	5,978.9	19.87	15.69	13.50	-0.21	15.95	18.32	0.69	0.81	12.62	4.83	94.39
NAL NewAlliance Bancshares of CT	14.68	112,878	1,657.0	17.09	12.78	15.02	-2.26	-0.34	-10.49	0.28	0.42	12.61	7.41	70.36
PFF PFF Bancorp, Inc. of Pomona CA	15.34	23,420	355.3	38.12	14.53	16.74	-6.36	-59.40	-55.55	1.75	1.77	15.82	15.76	190.80
PFS Provident Fin. Serv. Inc of NJ	15.37	63,449	1,038.7	18.08	13.54	16.16	-4.60	-12.74	-9.71	0.85	0.83	16.06	9.31	90.51
SOV Sovereign Bancorp, Inc. of PA	17.04	479,150	8,164.7	26.70	16.52	17.97	-5.18	-21.00	-32.89	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies														
PDT Federal Trust Corp of FL	5.00	9,414	47.1	10.69	4.00	5.15	-2.91	-50.05	-50.50	-0.22	-0.24	5.31	5.31	76.60
GOV Gouverneur Bcp MHC of NY(42.8)	11.25	2,300	11.0	14.20	10.60	11.15	0.90	-19.35	-10.00	0.17	0.50	8.88	8.80	57.65
WFD New Westfield Fin. Inc. of MA	9.71	31,927	310.0	12.25	8.52	10.04	-3.29	0.00	-7.87	0.19	0.20	9.19	9.19	32.31
TSH Teche Hlding Cp of N Iberia LA	41.00	2,201	90.2	54.40	38.61	41.82	-1.96	-23.68	-20.39	3.15	3.12	29.86	28.12	324.43
WSB Washington SB, FSB of Bowie MD	7.00	7,585	53.1	9.80	6.15	7.19	-2.64	-24.32	-20.00	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies														
ABBC Abington Bancorp, Inc. of PA	9.75	24,460	238.5	12.74	8.50	9.74	0.10	2.31	-18.68	0.25	0.25	9.99	9.99	42.93
ALLB Alliance Bank MHC of PA(45.0)	9.15	7,225	29.7	11.88	7.54	9.14	0.11	-19.95	-14.96	0.20	0.20	6.84	6.84	58.01
ASBI American Bancorp of IN	9.25	2,989	27.6	14.24	8.80	9.25	0.00	-32.23	-29.23	-0.41	-0.13	10.56	10.28	141.65
ABNJ American Bancorp of NJ	10.87	12,469	135.5	12.39	10.20	10.99	-1.00	-9.04	-9.27	-0.08	0.07	10.58	8.50	45.09
ABCW Anchor BancCorp Wisconsin of WI	27.00	21,345	576.3	29.99	21.42	28.46	-5.13	-6.93	-6.32	1.79	1.66	15.53	14.60	212.36
ACFC Atl Cst Fed Cp of GA MHC(36.8)(8)	15.11	13,676	76.8	20.06	12.42	15.32	-1.37	-15.96	-17.11	0.29	0.29	6.51	6.31	65.69
BCSB BCSB Bankcorp MHC of MD (36.5)(8)	8.25	5,916	17.8	17.30	7.80	9.00	-8.33	-36.54	-45.00	-0.53	0.10	5.72	5.30	110.06
BKMU Bank Mutual Corp of WI	11.79	55,135	650.7	12.21	10.25	12.01	-1.83	-10.11	-11.17	0.35	0.33	8.52	7.52	62.28
BFIN BankFinancial Corp. of IL	15.82	22,943	363.0	18.50	13.01	16.30	-2.94	-40.11	-44.42	0.35	0.34	13.38	12.01	66.77
BKUNA BankUnited Fin. Corp. of FL	15.54	35,626	553.6	28.73	13.64	17.60	-11.70	-41.88	-44.42	2.77	2.52	22.40	21.60	60.69
BNCL Beneficial Mut MHC of PA(44.3)	9.75	82,265	355.6	9.79	8.31	9.60	1.56	-2.94	-2.50	0.15	0.14	7.12	5.43	44.62
BFBC Benjamin Frkln Bncrp Inc of MA	14.26	8,086	115.3	16.94	12.01	13.91	2.52	2.22	-12.52	0.45	0.59	13.28	8.75	110.83
BHLB Berkshire Hills Bancorp of MA	30.23	8,842	267.3	39.67	25.21	32.07	-5.74	-16.00	-9.65	1.30	1.67	30.12	16.49	245.38
BOFI Bofi Holding, Inc. of CA	7.33	8,268	61.1	8.00	6.09	7.18	2.92	17.68	6.64	0.36	0.32	8.19	8.19	114.56
BYFC Broadway Financial Corp. of CA	9.02	1,692	15.3	11.29	8.99	9.88	-8.70	-16.26	-14.10	0.88	0.87	10.86	10.86	187.83
BFSB Brooklyn Fed MHC of NY (30.0)	11.59	59,585	690.6	14.35	10.10	12.06	-3.90	8.10	-12.00	0.34	0.34	9.18	8.34	39.80
CITZ CFS Bancorp, Inc of Munster IN	13.75	13,418	54.6	15.50	12.50	14.02	-1.93	6.10	4.17	0.29	0.28	11.89	6.36	29.66
CMSB CMS Bancorp, Inc. of NY	14.10	10,846	152.9	15.13	13.86	14.10	0.00	-4.79	-3.75	0.55	0.50	11.83	11.71	110.91
CFFN Capitol Fd Fn MHC of KS (29.5)	10.52	2,055	21.6	12.00	10.00	10.43	0.29	5.20	5.20	-0.78	-0.78	11.89	11.71	69.31
CARV Carver Bancorp, Inc. of NY	34.20	74,297	744.9	40.42	29.25	34.33	-0.96	-3.93	-10.98	0.48	0.49	20.89	18.34	105.30
CEBK Central Bncrp of Somerville MA	15.85	2,503	39.7	17.10	14.50	15.32	3.46	-5.09	1.73	1.17	1.61	20.89	18.34	305.15
CFBK Central Federal Corp. of OH	33.00	1,640	37.7	33.80	20.12	34.51	-4.17	-26.33	-28.92	0.69	0.41	23.00	21.64	334.66
CHEV Cheviot Fin Cp MHC of OH(42.1)	5.48	4,435	24.3	8.33	5.21	5.51	-0.54	-32.03	-25.54	0.08	0.02	6.20	6.20	58.61
CBNK Chicopee Bancorp, Inc. of MA	12.20	9,144	48.4	13.75	12.70	12.20	0.00	-2.32	-7.72	0.10	0.11	7.63	7.63	34.61
CZWI Citizens Comm Bancorp Inc of WI	13.75	7,118	102.3	16.13	12.70	13.91	-1.15	-6.72	-12.14	-0.28	0.16	14.75	14.75	63.06
CTZN Citizens First Bancorp of MI	9.45	8,052	67.3	10.47	7.90	9.25	2.16	-3.67	-13.37	0.06	0.06	10.92	9.93	46.45
CBBC Citizens South Banking of NC	17.95	7,118	144.5	31.64	16.01	18.53	-3.13	-29.91	-41.61	1.21	1.20	22.12	20.59	221.88
CBBK Clifton Svg Bp MHC of NJ(43.3)	12.33	7,886	97.2	13.40	12.09	12.56	-1.83	-5.15	-4.71	0.75	0.80	10.68	6.70	95.80
COBK Colonial Bank MHC of NJ (46.0)	11.83	28,465	153.6	12.35	8.85	11.83	-0.08	-4.88	-2.95	0.10	0.10	6.19	6.36	28.14
CFPC Community Fin. Corp. of VA	10.81	4,433	22.5	16.05	10.05	11.03	-1.99	-14.68	-23.12	0.35	0.35	8.13	8.13	97.51
DCOM Dime Community Bancshares of NY	9.30	4,296	40.0	12.75	8.04	9.93	-6.34	-21.25	-20.65	0.97	0.97	9.05	9.05	111.61
ESBF ESB Financial Corp. of PA	14.97	15,258	527.8	15.59	10.70	15.50	-3.42	0.54	6.85	0.70	0.66	7.81	6.23	92.19
ESSA ESSA Bancorp, Inc. of PA	10.60	12,717	134.8	11.79	9.57	10.61	-0.09	-4.50	-3.64	0.69	0.62	9.53	6.04	148.55
ESBK Elmira Svgs Bank, FSB of NY	11.15	16,981	189.3	12.21	10.02	10.97	0.63	11.50	11.50	-0.91	-0.91	12.04	12.04	52.54
FFDF FFD Financial Corp of Dover OH	21.40	1,451	31.1	28.92	19.25	20.50	4.39	-20.74	-22.18	1.12	1.50	16.67	16.54	272.77
FFCO FedFirst Fin MHC of PA (45.8)	14.80	1,096	16.2	18.51	13.61	14.50	2.07	-6.92	-15.48	1.48	1.38	16.55	16.55	157.84
FSBI Fidelity Bancorp, Inc. of PA	9.11	6,641	28.0	10.50	8.64	9.05	0.66	-8.90	-6.08	-0.16	-0.15	6.80	6.63	41.18
FBTC First BancTrust Corp of IL	15.50	2,990	46.3	19.75	14.83	15.35	0.98	-18.42	-16.85	1.40	1.17	15.36	14.45	243.14
	10.95	2,227	24.4	12.25	10.50	10.97	-0.18	-7.59	-7.20	0.47	0.40	11.55	10.98	135.13

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 28, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outstanding(9) (000)	Market Capital- ization(9) ($Mil)	52 Week(1) High ($)	52 Week(1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value(4)/ Share ($)	Assets/ Share ($)

NASDAQ Listed OTC Companies (continued)

Financial Institution	Price/Share	Shares Out	Mkt Cap	52wk High	52wk Low	Last Week	%Chg Wk	%Chg 52Wk	%Chg Dec31	Trail EPS	Core EPS	Book Val	Tang Book	Assets/Sh
FBMI First Bancorp of Indiana of IN	15.25	1,841	28.1	20.82	14.51	15.50	-1.61	-18.67	-23.02	0.43	0.37	18.49	14.74	197.74
FBSI First Bancshares, Inc. of MO	16.46	1,551	25.8	17.99	15.10	16.60	0.36	3.40	-4.25	-0.19	-0.24	17.17	16.38	155.76
FCAP First Capital, Inc. of IN	16.99	2,830	48.1	18.95	16.04	16.08	5.66	-8.90	-8.41	1.22	1.10	15.64	13.61	157.37
FCLF First Clover Leaf Fin Cp of IL	11.01	9,074	99.9	12.25	10.00	11.58	-4.92	-4.92	-4.26	0.28	0.29	10.30	9.07	41.48
FCFL First Community Bk Corp of FL	13.90	4,078	57.0	22.00	13.42	14.17	-1.34	-26.50	-22.29	0.74	0.71	8.69	8.59	101.24
FDEF First Defiance Fin. Corp of OH	27.00	7,178	193.8	30.70	23.99	25.88	4.33	-4.53	-10.74	2.09	1.85	22.94	17.31	214.64
FFKM First Fed of N. Michigan of MI	8.03	2,883	23.2	9.77	7.05	8.05	-0.25	-14.12	-11.76	0.11	0.11	11.75	10.46	91.61
FFBH First Fed. Bancshares of AR	18.00	4,863	87.5	25.43	17.50	19.21	-6.30	-22.71	-25.99	0.99	0.88	15.33	15.33	168.72
FFSX First Federal Bankshares of IA	17.40	3,390	59.0	22.51	17.30	17.48	-0.46	-20.18	-19.82	0.91	0.63	20.72	15.27	190.51
FFCH First Fin. Holdings Inc. of SC	31.28	11,841	370.4	41.50	26.49	33.13	-5.58	-10.06	-20.16	2.26	2.14	15.94	14.02	225.57
FFHS First Franklin Corp. of OH	13.16	1,681	22.1	18.19	12.50	12.93	1.78	15.96	-15.10	0.51	0.73	15.19	15.19	192.06
FKFS First Keystone Fin. of PA	13.30	2,432	32.3	20.61	12.55	13.44	-1.04	-31.09	-31.44	0.28	-0.35	14.00	14.00	215.70
FMSB First Mutual Bncshrs Inc of MA(8)	26.69	6,695	178.7	27.08	21.01	26.06	2.42	-3.54	15.14	1.50	1.13	13.06	11.01	153.70
FNFG First Niagara Fin. Group of NY	14.15	106,209	1,502.9	15.43	11.49	14.33	-1.26	-16.15	-4.78	0.79	0.81	18.95	6.02	74.81
FPTB First PacTrust Bancorp of CA	24.25	4,404	106.8	28.41	20.65	25.28	-4.07	-16.15	-12.49	0.98	0.98	18.92	18.95	174.65
FPFC First Place Fin. Corp. of OH	17.70	17,336	305.1	25.49	15.00	18.93	-6.50	-6.50	-24.65	1.49	1.22	21.64	12.64	187.18
FFIC Flushing Fin. Corp. of NY	18.90	21,253	357.1	18.79	14.41	17.41	-3.50	-5.35	-1.58	0.96	0.92	10.54	9.64	143.13
FXCB Fox Chase Bncp MHC of PA(44.5)	13.24	13,680	86.5	14.32	10.36	13.01	1.77	32.40	-1.93	0.28	0.31	8.63	8.63	51.81
FBTX Franklin Bank Corp of TX	9.20	25,346	233.2	21.88	7.50	9.68	-4.96	-53.58	-55.21	0.57	0.11	15.12	4.50	218.80
GSLA GS Financial Corp. of LA	18.15	1,266	23.0	22.01	17.04	17.84	1.74	-1.04	-0.33	1.57	1.54	21.32	21.32	134.22
PEDE Great Pee Dee Bancorp of SC(8)	23.00	1,790	41.2	24.99	14.38	22.32	3.05	47.15	48.33	0.89	0.87	15.27	14.97	122.34
GCBC Green Co Bcrp MHC of NY (44.4)	12.30	4,151	22.6	15.96	11.00	13.36	-7.93	-34.94	-7.41	0.54	0.59	8.53	8.53	78.49
HFFC HF Financial Corp. of SD	16.00	4,013	64.2	18.50	15.72	15.98	0.13	-4.71	-14.14	1.41	1.87	15.39	14.16	248.22
HDNF HDN Financial, Inc. of MN	29.63	4,276	126.7	35.55	28.54	29.81	-0.60	-15.70	12.40	1.98	1.72	22.15	21.25	265.90
HBNK Hampden Bancorp, Inc. of MA	13.24	7,950	89.4	13.00	9.00	11.20	0.36	12.40	-25.81	-0.18	-0.20	12.83	12.83	65.90
HARL Harleysville Svgs Fin Cp of PA	13.71	3,852	52.8	19.93	13.30	14.40	-4.79	-19.62	12.73	0.87	0.84	12.73	12.73	202.01
HWFG Harrington West Fncl Grp of CA	15.73	5,547	87.6	18.49	14.50	15.14	4.29	-4.01	-18.46	1.28	1.40	12.42	11.28	203.80
HBOS Heritage Fn Gp MHC of GA(29.9)	14.00	10,888	47.0	17.00	11.56	13.83	1.23	-8.20	-15.92	0.21	0.22	5.78	5.69	41.15
HIFS Hingham Inst. for Sav. of MA	30.66	2,119	65.0	38.49	29.03	29.50	3.93	-20.34	-10.56	2.01	2.01	25.10	25.10	334.83
HOME Home Fed Bncp MHC of ID (40.8)(8)	13.31	15,232	82.4	17.99	12.53	13.34	-0.22	-15.44	-22.44	0.38	0.31	7.22	7.22	47.81
HPBC HopFed Bancorp, Inc. of KY	15.00	3,615	54.2	16.66	14.39	15.05	-0.33	-7.41	-6.83	1.10	1.08	14.57	12.32	212.63
HCBK Hudson City Bancorp, Inc of NJ	15.38	531,830	8,179.5	15.66	11.45	14.96	2.81	16.25	10.81	0.53	0.53	8.75	8.44	74.63
IFSB Independence FSB of DC	10.00	1,552	15.5	12.80	8.57	10.15	-1.48	-4.67	-0.79	-1.79	-2.17	7.06	7.06	95.81
ISBC Investors Bcrp MHC of NJ(45.7)	14.16	111,469	753.0	16.00	11.44	14.60	-3.01	-6.53	-9.98	0.20	0.22	7.57	7.57	50.25
JXSB Jacksonville Bcp MHC of IL(47.7)	12.50	1,907	11.8	13.80	11.10	13.45	-7.06	-2.57	-3.40	0.21	0.31	10.57	9.15	138.35
JFBI Jefferson Bancshares Inc of TN	13.17	6,412	68.9	13.45	11.18	13.84	-0.46	-18.87	-17.43	0.26	0.27	11.49	11.49	52.98
KFED K-Fed Bancorp MHC of CA (37.3)(8)	13.13	13,945	69.5	20.08	12.43	20.80	-5.32	-29.73	-30.13	0.34	0.34	6.62	6.31	57.32
KNBT KNBT Bancorp, Inc. of PA	14.54	27,197	449.8	17.52	12.66	16.70	-0.96	1.10	-1.14	0.72	0.80	12.95	8.00	106.22
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.00	8,263	37.9	10.55	9.50	10.80	-1.38	-2.34	-2.44	0.10	0.10	7.54	5.71	32.34
KRNY Kearny Fin Cp MHC of NJ (29.7)	12.79	71,143	275.5	17.07	11.34	12.98	-1.46	-15.97	-20.36	0.03	0.03	6.50	5.34	26.95
LSBI LSB Corp of No. Andover MA	16.04	4,597	73.7	18.06	15.50	16.02	0.12	-6.74	-3.20	0.74	0.83	12.61	12.61	125.98
LSBX LSB Fin. Corp. of Lafayette IN	24.74	1,569	38.8	27.49	22.34	24.00	3.08	-3.74	0.99	1.81	1.71	21.96	9.22	223.08
LSBK Lake Shore Bnp MHC of NY(45.0)	10.65	6,464	30.7	14.50	9.50	10.50	-1.90	-6.36	-17.99	0.24	0.24	8.05	10.29	54.02
LEGC Legacy Bancorp, Inc. of MA	13.92	10,011	139.4	16.41	11.87	13.84	0.58	10.48	-12.18	0.19	0.32	13.25	13.25	84.35
LBCP Liberty Bancorp, Inc. of MO	10.90	4,761	51.0	10.99	9.95	10.90	-0.83	-1.60	-0.19	0.32	0.32	10.29	10.29	69.06
LABC Louisiana Bancorp, Inc. of LA	10.90	6,346	69.2	11.52	10.15	10.90	0.00	9.00	9.00	0.38	0.35	13.25	13.25	42.64
MFBC MFB Corp. of Mishawaka IN	29.75	1,311	39.0	36.19	29.75	31.61	-5.88	-8.46	-13.04	2.84	2.50	31.27	28.69	385.27
MSBF MSB Fin Corp MHC of NJ (45.0)	17.65	5,421	25.7	22.32	16.01	10.25	-0.88	1.60	1.60	0.24	0.32	14.16	13.95	50.29
MGYR Magyar Bancorp MHC of NJ(46.0)	10.76	5,832	28.3	15.20	10.73	11.12	-3.24	-17.48	-21.80	0.14	0.14	8.17	8.17	81.35
NASB NASB Fin, Inc. of Grandview MO	35.90	7,932	284.8	44.06	26.33	35.44	-0.54	-12.65	12.50	1.61	1.51	24.83	18.44	189.11
NECB NE Comm Bncrp MHC of NY (45.0)	37.00	13,225	73.2	37.50	32.30	37.20	-1.05	13.81	-17.22	0.47	1.84	9.24	10.33	115.83
NHTB NH Thrift Bancshares of NH	13.75	5,066	23.7	13.75	10.00	11.42	0.93	-15.23	33.72	0.16	0.73	12.20	7.82	23.16
NVSL Naug Vlly Fin MHC of CT (44.2)	11.50	7,391	33.6	12.95	9.97	12.95	4.37	-11.25	-13.18	0.47	0.15	6.77	6.75	149.60
NEBS New England Bschrs Inc. of CT	11.50	5,352	61.5	13.70	10.26	11.42	0.30	-11.25	-13.12	0.16	0.15	18.35	16.71	58.08
NFSB Newport Bancorp, Inc. of RI	12.43	4,078	60.6	14.20	11.61	12.64	-1.66	-10.58	-17.64	-0.19	0.18	10.64	10.33	54.65
FFFD North Central Bancshares of IA	38.35	1,365	52.3	41.33	38.00	38.00	0.92	-5.45	-13.14	3.21	3.21	30.57	26.94	63.57
NWBI Northwest Bcrp MHC of PA(39.1)	28.46	49,149	557.1	29.75	24.85	28.90	-1.52	6.38	-9.00	0.94	0.93	12.07	8.30	388.97
OSHC Ocean Shr Hldg MHC of NJ(44.8)	11.34	4,329	31.8	13.83	9.94	11.45	-0.96	-2.29	-2.29	0.34	0.34	7.37	7.37	140.35
OCFC OceanFirst Fin. Corp of NJ	17.35	12,319	213.7	24.00	14.17	17.75	-2.25	-11.75	-17.53	0.74	0.74	10.04	10.04	68.44
ONFC Oneida Financl MHC of NY(44.6)	11.97	7,787	42.6	13.44	10.94	11.82	1.27	4.09	-24.33	0.48	0.49	7.46	4.11	160.55
ORIT Oritani Fin Cp MHC of NJ(32.0)	15.84	40,552	205.6	16.00	12.55	15.61	1.47	58.40	58.40	0.30	0.31	6.72	6.72	29.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 28, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	Last 52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value(4) Share ($)	Assets/ Share ($)

NASDAQ Listed OTC Companies (continued)

Financial Institution	Price/Share	Shares Outst	Mkt Cap	High	Low	Last Wk	%Chg Wk	52Wks Ago	Dec 31 2004	Trailing EPS	Core EPS	Book Val	Tang Book	Assets/Sh
OSBK Osage Bancshares, Inc. of OK	8.87	3,604	32.0	12.39	8.00	8.91	-0.45	-26.94	-22.67	0.26	0.26	9.76	9.76	34.97
PSBH PSB Ridge Inc MHC of CT (45.2)	10.30	6,778	31.7	11.48	9.21	10.50	-1.90	-6.36	-7.54	0.28	0.28	7.56	6.38	72.47
PVFC PVF Capital Corp. of Solon OH(8)	15.45	7,732	119.5	16.14	10.10	15.80	-2.22	50.00	46.17	0.55	0.52	9.25	9.25	116.50
PBCI Pamrapo Bancorp, Inc. of NJ	18.99	4,976	94.5	26.50	16.82	18.69	1.61	-1.86	-19.40	1.12	1.07	11.80	11.80	127.89
PPED Park Bancorp of Chicago IL	31.20	1,241	38.7	36.00	28.54	29.50	5.76	-5.05	-6.81	0.00	-0.04	25.14	25.14	175.92
PVSA Parkvale Financial Corp of PA	23.01	5,612	162.8	34.60	26.50	29.50	-1.66	-9.54	-8.63	2.39	2.34	21.11	17.54	328.62
PRTR Partners Trust Fin. Grp. of NY(8)	12.17	43,451	528.8	12.35	9.81	12.32	-1.22	12.06	4.55	0.51	0.59	11.28	5.55	84.00
PBHC Pathfinder BC MHC of NY (35.8)	9.79	2,484	8.6	16.00	9.35	10.30	-4.95	-30.81	-24.92	0.33	0.24	8.36	6.78	122.61
PPDC Peoples Bancorp of Auburn IN	16.59	3,145	52.2	20.78	15.45	10.84	-11.94	-16.08	-14.35	0.07	0.83	19.64	18.87	153.77
PCBI Peoples Community Bcrp. of OH(8)	17.00	4,839	82.3	19.60	14.01	10.20	-6.59	-10.76	-5.56	-1.38	-1.40	17.86	11.88	211.03
PBCT Peoples United Financial of CT	17.28	300,900	5,199.6	22.81	14.78	17.30	-0.12	-7.74	-18.68	0.34	0.38	14.97	14.62	45.93
PROV Provident Fin. Holdings of CA	22.27	6,377	142.0	32.80	17.51	22.63	-1.59	-25.89	-26.79	1.77	1.05	20.22	20.22	258.35
PBNY Provident NY Bncrp, Inc. of NY	13.11	41,667	546.3	16.00	11.42	13.95	-6.02	-5.89	-12.48	0.47	0.48	9.66	5.52	66.79
PBIP Prudential Bncp MHC PA (42.7)	12.38	11,614	63.8	13.89	12.38	13.14	-5.78	-6.21	-7.61	0.32	0.32	7.12	7.12	41.11
PULB Pulaski Fin Cp of St. Louis MO	12.90	9,981	128.8	16.97	12.11	13.68	-5.70	-20.62	-19.02	0.93	0.71	8.04	7.59	113.78
RPFG Rainier Pacific Fin Grp of WA	16.70	6,568	109.7	23.50	14.50	15.85	5.36	-7.99	-15.78	0.45	0.42	13.69	13.21	137.77
RIVR River Valley Bancorp of IN	18.01	1,628	29.3	20.24	17.00	19.50	-7.64	0.11	-0.22	1.31	1.30	14.91	14.89	206.82
RVSB Riverview Bancorp, Inc. of WA	14.85	11,567	171.8	17.75	12.75	15.06	-1.39	10.49	-2.30	1.02	1.00	8.62	6.35	71.94
RCKB Rockville Fin MHC of CT (45.0)	14.26	19,354	124.7	18.20	12.87	13.30	7.22	-3.65	-20.11	0.36	0.34	8.03	7.98	65.69
ROMA Roma Fin Corp MHC of NJ (31.0)	17.10	32,732	173.5	17.50	13.54	17.16	-0.35	10.25	3.26	0.18	0.18	7.26	7.24	27.11
ROME Rome Bancorp, Inc. of Rome NY	11.86	8,336	98.9	12.96	11.00	11.90	-0.34	-6.91	-6.98	0.39	0.39	8.96	8.96	37.30
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.91	12,405	56.0	13.94	9.95	11.05	-1.27	-7.31	-11.08	0.17	0.15	6.69	6.64	61.34
SVBI Severn Bancorp, Inc. of MD	13.25	10,067	133.4	22.55	12.25	12.30	7.72	-23.89	-24.16	1.40	1.38	9.11	9.07	91.97
SUPA Superior Bancorp of AL	8.83	34,671	306.1	11.89	8.10	9.13	-3.29	-23.94	-22.13	0.21	0.16	8.05	4.33	71.25
SYNF Synergy Financial Group of NJ(8)	15.16	11,382	172.6	16.69	12.21	15.10	0.40	-5.01	-8.01	0.27	0.32	8.72	8.72	81.93
THRD TF Fin. Corp. of Newtown PA	27.60	2,885	79.6	33.49	25.76	26.71	3.33	-8.67	-10.97	1.84	1.77	22.95	21.37	230.17
TFSL TFS Fin Corp MHC of OH (31.5)	12.94	332,319	1,361.3	13.00	10.45	12.58	2.86	29.40	29.40	0.04	0.04	5.90	5.87	30.14
TONE TierOne Corp. of Lincoln NE(8)	26.47	18,054	477.9	34.72	18.72	25.58	3.48	-23.45	-16.26	1.90	1.86	20.38	17.63	193.60
TSBK Timberland Bancorp, Inc. of WA	15.65	7,025	109.9	19.15	14.95	15.90	-1.57	-10.83	-15.68	1.16	1.12	10.53	9.54	98.85
TRST TrustCo Bank Corp NY of NY	10.93	75,016	819.9	11.47	9.14	11.04	-1.00	-0.36	-1.71	0.55	0.55	3.26	3.06	44.98
UCBA United Comm Bncp MHC IN (45.0)	12.35	8,288	47.0	13.70	10.63	12.33	0.16	15.96	3.09	0.32	0.22	7.50	7.50	46.60
UCFC United Community Fin. of OH	7.22	30,213	218.1	13.30	6.13	7.65	-5.62	-43.33	-41.01	0.67	0.61	9.11	7.96	89.57
UBNK United Fin Grp MHC of MA(46.4)(8)	12.55	17,072	93.9	16.00	11.01	12.47	0.64	-3.83	3.09	0.24	0.25	8.12	8.10	55.91
UWBK United Western Bncp, Inc of CO	21.15	7,304	154.5	26.32	18.75	21.12	0.14	-2.08	5.80	1.41	1.68	15.28	15.28	275.77
VPFG ViewPoint Finl MHC of TX(45.0)	18.48	25,963	214.5	19.00	14.25	18.33	0.87	84.90	9.09	0.23	0.22	8.09	8.09	61.81
WSFS WSFS Financial Corp. of DE	62.40	6,296	392.9	70.85	53.42	65.59	-4.86	0.22	-6.77	4.86	5.03	31.95	31.73	479.37
WVFC WVS Financial Corp. of PA	16.44	2,319	38.1	17.95	15.77	16.41	0.18	-1.56	11.60	1.55	1.56	13.26	13.26	168.06
WFBL Washington Federal, Inc. of WA	26.26	87,361	2,294.1	27.44	21.62	26.39	-0.49	16.40	-8.81	1.56	1.56	14.83	13.59	114.31
WAUW Wauwatosa Hlds MHC of WI(30.4)	16.25	32,489	163.2	18.34	14.14	16.53	-1.69	-6.61	3.09	0.12	0.12	6.67	6.67	50.69
WAYN Wayne Savings Bancshares of OH	12.21	3,194	33.0	15.00	12.21	12.62	-3.25	-16.08	-15.50	0.69	0.71	10.56	9.82	124.60
WFBC Willow Financial Bcp Inc of PA	12.44	15,626	194.4	15.95	10.68	12.29	1.22	-16.90	-12.46	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Service Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of September 28, 2007

Market Averages, All Public Companies(no MHCs)

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	NPAs/ Assets (%)	Rsvs/ NPAs (%)	Rsvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
SAIF-Insured Thrifts(123)	11.75	10.53	0.54	5.66	4.71	0.52	5.36	0.61	214.36	0.87	18.76	118.41	13.44	136.23	19.88	0.46	2.55	40.71
NYSE Traded Companies(13)	10.56	7.88	0.65	7.67	7.02	0.52	5.57	0.51	104.34	0.82	16.83	113.69	11.95	145.08	18.07	0.57	2.98	43.47
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.92	0.50	3.54	1.14	216.32	1.33	14.29	105.32	15.39	107.44	15.54	0.42	1.89	38.73
NASDAQ Listed OTC Companies(106)	11.77	10.68	0.53	5.49	4.50	0.52	5.40	0.61	218.84	0.87	19.13	119.51	13.54	136.41	20.18	0.44	2.53	40.38
California Companies(9)	7.97	7.86	0.78	10.29	9.82	0.59	7.67	0.51	172.89	0.83	12.32	104.42	8.46	106.51	14.49	0.60	2.88	26.34
Florida Companies(5)	7.23	6.86	0.36	5.27	5.57	0.27	4.08	1.08	114.35	1.06	17.49	105.65	7.98	111.07	12.93	0.05	0.49	17.44
Mid-Atlantic Companies(35)	11.44	9.65	0.47	5.03	3.56	0.48	5.22	0.33	241.81	0.77	13.71	134.86	14.46	162.32	13.95	0.45	2.70	44.92
Mid-West Companies(39)	10.63	9.72	0.52	5.49	4.98	0.48	5.10	1.07	109.80	0.84	10.11	109.91	11.48	120.29	20.01	0.52	2.94	46.59
New England Companies(17)	16.39	14.96	0.38	3.25	2.48	0.45	3.56	0.23	430.80	0.95	24.77	111.63	18.03	130.19	24.19	0.39	2.13	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.73	1.12	8.96	0.06	295.73	0.96	20.50	154.99	18.34	179.39	21.35	0.49	2.57	47.31
South-East Companies(10)	13.84	12.64	0.78	7.17	5.92	0.76	6.95	0.64	214.85	1.25	16.67	115.54	14.46	137.56	19.86	0.46	2.20	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.56	0.41	2.32	0.45	380.67	0.41	25.13	75.86	14.78	147.66	34.12	0.16	1.80	0.00
Western Companies (Excl CA)(1)	5.46	5.44	0.48	9.43	6.67	0.58	11.24	0.51	82.67	0.79	15.00	138.42	7.56	138.42	12.59	0.24	1.13	17.02
Thrift Strategy(116)	11.73	10.53	0.53	5.55	4.69	0.52	5.27	0.61	213.44	0.87	18.65	117.70	13.36	134.68	19.95	0.46	2.57	40.69
Mortgage Banker Strategy(4)	8.35	6.31	0.52	6.56	5.27	0.41	5.07	0.81	99.07	0.92	22.43	119.32	9.74	167.47	20.38	0.48	2.41	49.13
Diversified Strategy(2)	19.63	19.23	0.95	10.15	4.88	1.02	10.71	0.17	485.25	1.07	12.84	155.37	25.32	157.43	12.41	0.47	1.85	8.23
Companies Issuing Dividends(107)	11.47	10.17	0.64	6.63	5.46	0.62	6.35	0.60	215.86	0.86	18.73	120.92	13.45	139.03	19.61	0.52	2.94	45.03
Companies Without Dividends(16)	13.63	12.94	-0.14	-0.80	-0.30	-0.15	-1.30	0.70	203.00	0.97	19.17	101.66	13.39	117.72	24.28	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	9.73	0.50	8.98	0.48	71.61	0.54	11.96	116.39	6.14	124.78	11.64	0.38	2.30	31.21
Equity/Assets 6-12%(78)	8.59	7.67	0.60	6.99	5.66	0.55	6.48	0.72	193.27	0.88	17.05	123.61	10.54	140.92	17.95	0.53	2.82	40.06
Equity/Assets >12%(39)	18.84	16.90	0.43	2.47	2.15	0.46	2.64	0.41	272.91	0.88	25.92	108.42	20.12	128.31	26.80	0.32	2.07	47.14
Converted Last 3 Mths (no MHC)(1)	31.07	31.07	0.75	2.42	2.94	0.75	2.42	0.00	0.00	2.21	34.06	82.26	25.56	92.26	34.06	0.00	0.00	0.00
Actively Traded Companies(9)	9.40	8.37	0.62	6.37	4.01	0.64	6.56	0.27	370.19	0.80	21.87	135.03	12.93	159.20	18.85	0.72	3.01	54.29
Market Value Below $20 Million(3)	7.88	7.88	-0.10	-1.79	0.62	-0.25	-3.64	0.15	112.72	0.61	10.13	104.71	8.21	104.71	10.55	0.25	2.00	30.28
Holding Company Structure(116)	11.83	10.53	0.58	6.07	5.00	0.57	5.78	0.63	202.27	0.89	18.75	118.85	13.60	137.83	19.89	0.46	2.60	41.30
Assets Over $1 Billion(52)	11.28	9.14	0.73	7.80	6.13	0.67	7.01	0.59	193.25	0.87	18.15	130.86	14.18	163.74	19.68	0.52	2.85	41.05
Assets $500 Million-$1 Billion(36)	10.30	9.43	0.47	5.39	4.49	0.48	5.43	0.72	238.71	0.86	17.96	117.27	12.03	130.09	19.11	0.43	2.36	40.58
Assets $250-$500 Million(26)	13.79	13.32	0.45	4.23	3.90	0.47	4.42	0.72	229.90	0.84	21.04	101.56	13.76	105.19	21.20	0.34	2.47	41.37
Assets less than $250 Million(9)	14.02	14.01	0.04	-1.06	-0.09	-0.03	-1.89	0.80	233.23	1.02	19.93	104.87	14.02	105.04	21.05	0.30	1.93	31.66
Goodwill Companies(85)	10.81	9.04	0.65	6.87	5.50	0.62	6.56	0.55	203.11	0.88	18.55	124.45	13.10	150.57	19.20	0.51	2.75	42.70
Non-Goodwill Companies(38)	13.81	13.81	0.31	3.01	2.98	0.30	2.71	0.77	247.16	0.86	19.35	105.15	14.19	105.15	21.68	0.33	2.13	34.65
Acquirors of FSLIC Cases(4)	9.41	9.08	0.14	-0.61	-1.20	0.06	-1.65	0.56	129.58	0.60	12.73	129.06	12.69	133.76	13.42	0.37	1.44	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 28, 2007

Market Averages. MHC Institutions

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	NPAs/ Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
SAIF-Insured Thrifts(40)	15.54	14.79	0.55	3.59	2.14	0.67	3.96	0.49	185.45	0.70	30.60	171.75	27.12	184.50	28.02	0.25	1.65	18.35
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.18	0.88	5.75	0.44	158.25	0.83	23.94	126.69	19.51	126.69	22.50	0.32	2.84	68.09
NASDAQ Listed OTC Companies(39)	15.55	14.77	0.54	3.54	2.08	0.66	3.91	0.49	186.46	0.69	31.16	173.08	27.34	186.20	28.64	0.24	1.61	15.03
Mid-Atlantic Companies(23)	16.31	15.50	0.66	4.08	2.47	0.66	4.74	0.41	205.44	0.68	28.28	162.89	27.49	178.92	27.05	0.18	1.37	19.16
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.31	0.31	2.19	0.84	65.19	0.58	38.59	190.07	29.88	198.92	NM	0.48	2.49	0.00
New England Companies(5)	11.30	10.85	0.55	3.28	2.10	0.36	3.11	0.35	231.83	0.78	38.20	156.63	17.79	163.63	36.79	0.20	1.82	44.44
South-East Companies(2)	14.05	13.83	0.38	3.51	1.50	0.58	3.68	0.16	587.64	1.53	NM	242.21	34.02	246.05	NM	0.24	1.71	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.24	0.36	2.97	0.28	135.79	0.66	NM	228.43	29.90	228.43	NM	0.20	1.08	0.00
Thrift Strategy(40)	15.54	14.79	0.55	3.59	2.14	0.67	3.96	0.49	185.45	0.70	30.60	171.75	27.12	184.50	28.02	0.25	1.65	18.35
Companies Issuing Dividends(28)	15.83	14.90	0.64	4.05	2.42	0.81	4.56	0.34	177.66	0.72	29.73	172.97	27.56	189.60	25.67	0.36	2.40	48.92
Companies Without Dividends(12)	14.93	14.54	0.35	2.60	1.50	0.36	2.66	0.85	204.94	0.66	33.51	169.08	26.14	173.37	33.51	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.64	0.43	4.13	0.54	191.63	0.76	29.81	159.09	16.14	182.00	29.48	0.42	2.46	0.00
Equity/Assets >12%(24)	18.80	18.14	0.63	3.25	1.83	0.81	3.86	0.43	180.82	0.66	31.52	175.23	33.60	185.51	25.44	0.15	1.17	22.58
Holding Company Structure(37)	15.57	14.48	0.55	3.63	2.16	0.67	4.02	0.52	174.83	0.72	29.33	171.25	26.57	184.78	26.84	0.25	1.65	15.40
Assets Over $1 Billion(11)	16.54	15.66	0.43	3.15	1.46	0.43	3.14	0.69	128.79	0.67	34.94	215.33	33.06	234.80	30.60	0.34	1.27	7.41
Assets $500 Million-$1 Billion(10)	15.20	14.63	0.53	3.62	2.10	0.54	3.65	0.15	394.72	0.59	29.15	175.39	30.59	197.15	28.89	0.18	1.43	0.00
Assets $250-$500 Million(18)	15.40	15.40	0.61	3.73	2.41	0.83	4.42	0.49	176.25	0.75	30.71	148.83	23.08	155.56	28.23	0.21	1.86	25.86
Assets less than $250 Million(1)	14.67	12.91	0.42	5.40	4.18	0.88	5.75	0.44	158.25	0.83	23.94	126.69	19.51	126.69	22.50	0.32	2.84	68.09
Goodwill Companies(19)	16.20	16.20	0.35	2.85	1.68	0.34	2.75	0.45	174.92	0.80	32.26	170.37	25.95	200.12	30.61	0.26	1.98	14.81
Non-Goodwill Companies(21)	15.54	14.79	0.70	4.15	2.47	0.51	4.87	0.43	193.36	0.62	29.56	172.79	27.99	172.79	26.92	0.23	1.40	19.16
MHC Institutions(40)	15.54	14.79	0.55	3.59	2.14	0.67	3.96	0.43	185.45	0.70	30.60	171.75	27.12	184.50	28.02	0.25	1.65	18.35
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.54	0.31	1.97	0.50	154.61	1.06	NM	136.94	21.85	179.56	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 28, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share (¢)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																		
AF Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.77	0.68	11.95	0.32	117.11	0.51	17.34	214.99	11.87	254.36	17.45	1.04	3.92	67.97
BFP BFP Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.42	-0.11	-5.29	0.65	104.18	1.18	NM	64.60	1.38	123.21	NM	0.00	0.00	NM
BBX BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.58	0.04	0.56	0.78	101.81	1.17	27.97	98.13	7.75	115.45	NM	0.16	1.85	51.61
DSL Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	11.59	1.00	11.59	0.94	42.36	0.55	8.63	109.93	10.80	110.18	10.00	0.48	0.83	7.16
FED FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	16.00	1.32	17.49	0.44	288.55	1.62	6.25	109.53	10.34	109.62	6.55	0.00	0.00	0.00
FBC Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	8.63	0.08	1.51	1.04	30.22	0.42	11.58	76.13	3.62	76.13	NM	0.40	4.11	47.62
GLK Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.12	-0.21	-1.37	0.42	104.91	0.55	NM	109.35	16.47	109.44	NM	0.00	0.00	NM
IMB IndyMac Bancorp, Inc. of CA	6.48	6.48	0.90	12.94	14.70	-0.35	-5.00	1.09	20.84	0.38	6.80	84.84	5.49	90.08	NM	2.00	8.47	57.64
NYB New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.62	0.88	6.77	0.09	334.41	0.47	27.61	150.95	20.18	NM	23.52	1.00	5.25	NM
NAL NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.91	0.63	3.43	0.23	225.26	0.92	20.86	116.42	20.86	198.11	34.95	0.26	1.77	NM
PFS PFS Bancorp, Inc. of Pomona CA	8.23	8.26	0.90	10.60	11.41	0.91	10.72	0.25	405.52	1.46	8.77	96.97	8.04	97.34	8.67	0.76	4.95	43.43
PFS Provident Fin. Serv. Inc of NJ	17.74	10.28	0.92	5.19	5.19	0.89	5.06	0.15	391.26	0.89	19.26	101.93	18.09	175.83	19.72	0.44	2.69	51.76
SOV Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.03	2.93	0.40	4.07	0.40	143.87	0.89	34.08	95.09	9.87	255.36	23.67	0.32	1.88	64.00
AMEX Traded Companies																		
FDT Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.40	-0.31	-4.24	2.66	27.90	1.69	NM	94.16	6.53	94.16	NM	0.00	0.00	NM
GOV Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.18	0.88	5.75	0.44	158.25	0.83	23.94	126.69	19.51	126.69	22.50	0.32	2.84	68.09
WFD New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.56	0.68	2.88	0.11	516.56	1.42	NM	105.66	30.05	105.66	NM	0.20	2.06	NM
TSH Teche Hiding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.68	0.98	10.68	0.65	104.49	0.87	13.02	137.31	12.64	145.80	13.14	1.32	3.22	41.90
WSB Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.43	0.67	4.65	NA	NA	NA	15.56	84.13	12.35	84.13	17.95	0.16	2.29	35.56
NASDAQ Listed OTC Companies																		
ABBC Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.56	0.65	4.38	0.24	63.96	0.26	39.00	97.60	22.71	97.60	39.00	0.18	1.85	72.00
ALLB Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	3.16	0.36	3.61	0.48	136.70	1.11	NM	133.77	15.56	133.77	NM	0.20	2.19	NM
ASBI American Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.43	-0.09	-1.18	0.92	67.52	1.00	NM	97.59	6.51	19.98	NM	0.16	1.73	NM
ABNJ American Bancorp of NJ	18.85	18.85	0.13	0.86	0.74	0.19	0.75	NA	NA	0.57	NM	127.88	24.11	127.88	NM	0.16	1.47	NM
ABCW Anchor Bancorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.63	0.79	10.65	0.49	37.40	0.57	15.08	173.86	12.71	184.93	16.27	0.72	2.67	40.22
ACFC Atl Cst Fed Cp of GA MHC(36.0)(8)	9.61	9.61	0.47	4.35	1.92	0.47	4.35	0.37	112.16	0.75	NM	232.10	23.00	239.46	NM	0.00	0.00	NM
BCSB BCSB Bankcorp of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-6.42	0.08	1.77	0.37	102.10	0.66	NM	144.23	7.47	155.66	NM	0.00	0.00	NM
BKMU Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.97	0.52	3.57	0.44	77.04	0.57	33.69	138.38	18.93	156.78	35.73	0.34	2.89	NM
BFIN BankFinancial Corp. of IL	20.04	17.59	0.50	2.51	2.21	0.49	2.43	0.51	126.98	0.83	NM	118.24	23.69	131.72	NM	0.28	1.77	NM
BKUNA BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	17.82	0.65	11.75	0.53	56.46	0.36	5.61	63.39	3.82	71.94	6.17	0.02	0.13	0.72
BNCL Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.54	0.31	1.97	0.50	154.61	1.06	NM	136.94	21.85	179.56	NM	0.02	0.00	0.00
BFBC Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.16	0.53	4.39	0.33	203.26	0.98	31.69	107.38	12.87	162.97	24.17	0.24	1.68	53.33
BHLB Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.30	0.68	5.72	0.82	110.18	1.11	23.25	100.37	12.32	183.32	18.10	0.60	1.98	46.15
BOFI BofI Holding, Inc. Of CA	7.15	7.15	0.36	4.47	4.87	0.32	3.98	NA	NA	0.28	20.53	90.23	6.45	90.23	23.09	0.00	0.00	0.00
BYFC Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	9.76	0.49	8.45	0.02	NA	0.72	10.25	83.06	4.80	83.06	10.37	0.20	2.22	22.73
BRKL Brookline Bancorp, Inc. of MA	23.07	20.95	0.88	3.53	2.93	0.85	3.53	0.16	616.25	1.26	34.09	126.25	29.12	138.97	34.09	0.34	2.93	55.17
BFSB Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.48	4.75	2.11	0.94	4.58	0.03	NA	0.61	NM	216.13	46.36	216.13	NM	0.16	1.16	55.17
CITZ CFS Bancorp, Inc. of IN	10.67	10.56	0.48	4.54	3.90	0.43	4.13	2.28	40.40	1.31	25.64	119.19	12.71	120.41	28.20	0.48	3.40	NM
CMSB CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.41	-1.07	-9.81	NA	NA	0.20	NM	88.48	15.27	88.48	NM	0.00	0.00	NM
CFFN Capitol Fd fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.40	0.45	4.20	0.11	47.95	0.08	NM	292.06	32.48	292.06	NM	2.00	5.95	NM
CARV Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.38	0.54	7.99	0.61	119.19	0.86	13.55	75.87	5.19	86.42	9.84	0.40	2.52	34.19
CBNK Central Bancp of Somerville NA	6.87	6.47	0.20	2.90	3.00	0.12	1.72	0.06	NA	0.84	33.33	100.00	6.87	106.28	NM	0.72	3.13	NM
CFBK Central Federal Corp. of OH	10.58	10.58	0.35	1.23	1.46	0.04	0.31	0.12	726.35	1.07	NM	88.33	9.35	88.33	NM	0.20	3.65	NM
CHEV Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.62	0.32	1.42	0.23	114.11	0.29	NM	159.90	35.25	159.90	NM	0.32	2.62	NM
CBNK Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-2.04	0.26	1.24	0.26	252.10	0.81	NM	93.22	21.80	93.22	NM	0.00	0.00	NM
CZWI Citizens Comm Bancorp Inc of WI	23.51	21.38	0.14	0.65	0.63	0.14	0.65	0.57	49.83	0.30	NM	86.54	20.34	95.17	NM	0.20	2.12	NM
CTZN Citizens First Bancorp of MI	9.97	9.20	0.55	5.53	6.74	0.56	5.48	1.76	45.93	0.92	14.83	81.15	8.09	87.18	14.96	0.36	2.01	29.75
CSBC Citizens South Banking of NC	11.15	6.99	0.80	6.94	6.08	0.86	7.40	0.25	320.54	1.14	16.44	115.45	12.87	184.03	15.41	0.32	2.60	42.67
CBNK Clifton Svg Bd MHC of NJ(43.1)	22.60	22.60	0.36	1.57	0.85	0.36	1.57	0.03	523.26	0.32	NM	186.01	42.04	186.01	NM	0.20	1.69	NM
COBK Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	3.24	0.36	4.25	0.05	718.41	0.65	30.89	131.99	12.04	131.99	30.89	0.00	0.00	0.00
CFFC Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	10.43	0.87	10.72	0.32	205.75	0.76	9.59	102.76	8.33	102.76	9.59	0.26	2.80	26.80
DCOM Dime Community Bancshars of NY	8.47	6.76	0.77	8.57	4.68	0.73	8.08	0.23	540.58	0.56	21.39	191.68	16.24	240.29	22.68	0.56	3.74	NM
ESBF ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.51	0.41	6.33	0.23	121.14	0.87	15.36	111.23	7.14	175.50	27.10	0.40	3.77	57.97
ESSA ESSA Bancorp, Inc. of PA	22.92	22.92	1.70	-11.65	-8.16	-1.70	-11.65	NA	NA	0.68	NM	92.61	21.22	92.61	14.27	0.00	0.00	NM
ESBK Elmira Svgs Bank, FSB of NY	6.11	6.11	0.44	7.05	5.23	0.59	9.04	0.06	789.90	0.65	19.11	128.37	7.85	129.38	14.27	0.88	4.11	NM
FFDF FFD Financial Corp of Dover OH	10.49	10.48	0.97	8.98	10.00	0.90	8.37	NA	NA	0.50	10.00	89.43	9.38	89.43	10.72	0.56	3.78	37.84
FFCO FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.76	-0.38	-2.32	0.45	71.12	0.52	30.89	133.97	22.12	137.41	NM	0.00	0.00	0.00
FSBI Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	9.03	0.48	7.84	NA	NA	0.63	11.07	100.91	6.37	107.27	13.25	0.56	3.61	40.00
FBTC First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.29	0.30	3.40	0.92	81.07	1.01	23.30	94.81	8.10	99.73	27.38	0.24	2.19	51.06
FBI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.82	0.19	1.99	NA	NA	0.43	35.47	82.48	7.71	103.46	NM	0.60	3.93	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 28, 2007

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	NPAs/ Assets (%)	Reavs/ NPAs (%)	Reavs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
PBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.14	-0.16	-1.40	1.47	73.26	1.67	NM	97.03	10.70	98.12	NM	0.00	0.00	NM
PCAP First Capital, Inc. of IN	9.34	8.65	0.77	7.89	7.18	0.69	7.12	1.13	48.41	0.70	13.33	108.63	10.80	124.83	15.45	0.68	4.00	55.74
FCLF First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	3.09	0.78	3.20	0.61	76.07	0.70	39.32	106.89	26.54	121.39	37.97	0.24	2.18	NM
FCPL First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.29	0.71	8.26	0.33	271.22	1.03	18.89	160.87	13.81	162.75	19.69	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	7.74	0.87	8.20	0.71	127.43	1.07	12.92	117.70	12.58	155.98	14.59	1.00	3.70	47.85
FFNM First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.37	0.11	0.91	1.52	50.84	1.06	NM	68.34	8.77	76.77	NM	0.20	2.49	NM
FFBH First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.50	0.50	5.60	2.91	17.66	0.66	18.18	117.42	10.67	117.42	20.45	0.64	3.56	64.65
FFBI First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.23	0.34	3.07	0.73	43.09	0.42	19.12	83.98	9.13	113.95	27.62	0.42	2.41	46.15
FFCH First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.23	0.95	13.67	0.24	230.48	0.70	13.84	196.24	13.07	223.11	14.62	1.00	3.20	44.25
FFHS First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.80	0.38	4.82	1.18	39.06	0.58	25.80	86.64	6.85	86.64	18.03	0.36	2.74	70.59
FKFS First Keystone Fin. Inc of PA	6.49	6.49	0.13	2.14	2.11	0.16	2.60	0.49	136.57	1.05	NM	95.00	6.17	95.00	38.00	0.00	0.00	0.00
FMSB First Mutual Bncshra Inc of MA(8)	7.16	7.16	0.94	14.45	5.62	0.71	10.89	0.13	493.34	1.10	17.79	242.42	17.36	242.42	23.62	0.36	1.35	24.00
FNFG First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.59	1.08	6.20	0.27	328.33	1.23	17.91	108.35	18.91	235.05	17.47	0.56	3.96	70.89
FPTB First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	5.28	0.54	5.28	NA	NA	0.65	24.74	127.97	13.88	127.97	24.74	0.74	3.05	NM
FPFC First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.42	0.68	6.52	1.06	72.85	0.99	11.88	93.55	9.46	140.03	14.51	0.62	3.50	41.61
FFIC Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.71	0.69	9.01	0.11	224.42	0.27	17.50	159.39	11.74	174.27	18.26	0.48	2.86	50.00
FXCB Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	3.64	0.60	4.03	0.02	NA	0.74	NM	153.42	25.55	153.42	NM	0.00	0.00	0.00
FBTT Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.20	0.05	0.79	0.86	28.60	0.37	16.14	60.85	4.20	204.44	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.65	1.14	7.28	0.20	NA	3.15	11.56	85.13	13.52	85.13	11.73	0.40	2.20	25.48
PEDE Great Pee Dee Bancorp of SC(8)	12.40	12.24	0.73	5.85	3.07	0.71	5.72	0.35	257.68	1.08	25.84	150.62	18.80	153.64	26.44	0.64	2.79	72.91
OCBC Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.39	0.78	7.03	0.36	124.20	0.71	22.78	144.20	15.67	144.20	20.85	0.50	4.07	NM
HFFC HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.81	0.75	12.26	0.41	140.58	0.76	11.35	103.96	6.45	112.99	8.56	0.42	2.63	29.79
HMNF HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.60	0.70	7.85	1.14	76.77	1.25	14.96	133.77	11.24	139.44	17.23	1.00	3.37	50.51
HBNK Hampden Bancorp. Inc. of MA	19.47	19.47	-0.28	-2.13	-1.60	-0.31	-2.36	0.72	75.43	0.85	NM	87.61	17.06	87.61	NM	0.00	0.00	NM
HARL Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	6.35	0.42	6.64	0.06	124.73	0.47	15.76	107.70	6.79	107.70	16.32	0.68	4.96	NM
HWFG Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.11	0.68	11.54	0.01	394.73	0.80	12.34	127.13	7.75	139.98	11.20	0.50	3.17	39.06
HBOS Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.50	0.58	3.68	0.16	587.64	1.53	NM	242.21	34.02	246.05	NM	0.24	0.80	NM
HIFS Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.56	0.63	8.34	0.06	840.50	0.55	15.25	122.15	9.16	122.15	15.23	0.80	2.61	39.80
HOME Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.05	0.51	4.34	0.04	NA	0.88	35.03	184.35	27.84	164.35	NM	0.22	1.65	57.89
HFBC HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.33	0.51	7.52	0.15	395.08	0.81	13.64	102.95	7.05	121.75	13.89	0.48	3.20	43.64
HCBK Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.45	0.79	5.77	0.10	84.15	0.14	29.02	175.77	20.61	182.23	29.02	0.34	2.21	64.15
IFSB Independence FSB of DC	7.37	7.37	-1.76	-22.89	-17.90	-2.14	-27.75	0.28	112.72	0.50	NM	141.64	10.44	141.64	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	2.44	0.44	2.55	0.24	51.34	0.19	NM	187.05	28.18	187.05	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.32	0.23	2.35	0.79	84.50	1.12	NM	118.26	9.04	136.61	16.32	0.30	2.40	NM
JFBI Jefferson Bancshares Inc of TN	21.69	21.69	0.50	2.25	2.43	0.52	2.34	0.14	436.54	0.70	NM	93.56	20.23	93.56	NM	0.24	1.23	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	23.31	23.31	0.67	5.56	4.35	0.74	6.18	0.16	351.03	0.98	22.97	132.63	15.57	175.13	38.74	0.40	2.42	55.56
KRBT KNBT Bancorp, Inc. of PA	24.12	19.81	0.31	1.32	1.32	0.31	1.32	0.33	80.45	1.36	38.74	127.72	30.92	206.75	38.74	0.40	4.00	NM
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.01	10.01	0.63	5.92	4.61	0.70	6.65	0.02	NA	NA	21.68	196.77	47.46	239.51	19.33	0.54	3.49	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	9.84	9.84	0.78	8.23	7.32	0.74	7.78	4.76	16.71	1.36	13.67	127.66	11.09	112.66	14.47	1.00	4.04	55.23
LSBI LSB Corp of No. Andover MA	14.90	14.90	0.44	2.90	2.33	0.44	2.90	0.41	90.60	0.62	NM	127.95	11.09	127.95	NM	0.12	1.17	50.00
LSBX LSB Fin. Corp. of Lafayette IN	16.79	16.42	0.23	1.30	1.36	0.39	2.19	0.30	197.00	0.81	NM	98.31	16.50	100.51	NM	0.16	1.15	NM
LSBK Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.61	4.15	3.55	0.56	3.82	0.74	104.29	1.10	28.18	104.08	15.51	104.08	30.60	0.10	0.93	26.32
LEGC Legacy Bancorp, Inc. of MA	31.07	31.07	0.75	2.42	2.94	0.75	2.42	NA	84.15	2.21	34.06	82.26	25.56	82.26	34.06	0.00	0.00	0.00
LBCP Liberty Bancorp, Inc. of MO	8.12	7.45	0.74	9.33	9.55	0.65	8.22	1.30	92.50	1.24	10.48	95.14	7.72	103.69	11.90	0.66	2.22	23.24
LABC Louisiana Bancorp, Inc. of LA	15.27	15.27	0.52	5.00	2.76	0.52	5.00	NA	NA	NA	36.29	132.29	20.20	132.29	36.29	0.00	0.00	23.24
MFBC MFB Corp. of Mishawaka IN	10.04	10.04	0.17	1.69	1.30	0.17	1.69	2.76	33.20	1.06	22.38	131.70	13.23	131.70	24.50	1.12	3.03	69.57
NSBF NSB Fin Corp MHC of NJ (45.0)	13.13	12.99	0.83	6.55	6.14	0.78	6.14	0.02	933.78	0.69	22.38	149.01	19.57	150.59	27.56	1.12	3.54	69.57
MGYR Magyar Bancorp MHC of NJ(46.0)	7.98	7.96	0.41	5.10	4.16	0.35	4.45	NA	NA	1.17	24.04	122.29	9.76	122.56	24.50	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	7.07	6.56	0.06	0.92	0.40	0.41	6.59	0.55	132.68	1.32	NM	217.17	15.34	234.14	34.65	0.52	1.30	NM
MFLR Mayflower Co-Op. Bank of MA	9.24	7.63	0.42	4.59	5.27	0.43	4.69	0.80	108.72	1.03	18.98	87.16	0.05	105.63	18.58	0.60	3.40	64.52
CASH Meta Financial Group of IA	9.71	9.52	1.15	11.55	6.24	0.51	5.15	0.83	88.44	0.57	16.03	190.86	18.54	194.69	35.90	0.90	2.51	40.18
MFGF MutualFirst Fin. Inc. of IN	35.23	35.23	4.00	13.45	8.33	8.18	27.50	0.27	156.05	0.64	12.00	132.35	46.63	132.35	5.87	0.12	1.11	13.33
NASB NASB Fin, Inc. of Grandview MO	8.16	5.23	0.64	8.72	6.02	0.54	7.31	0.09	655.47	0.79	16.60	118.36	9.65	184.65	19.78	0.52	3.60	59.77
NECB NE Comm Bncrp MHC of NY (45.0)	11.66	11.62	0.29	2.34	1.58	0.27	2.19	0.23	212.08	0.63	NM	149.63	17.44	150.07	NM	0.20	1.97	NM
NHTB NH Thrift Bancshares of NH	19.47	18.90	0.35	1.79	1.65	0.33	1.69	0.29	227.55	0.96	NM	108.08	21.04	111.33	NM	0.12	1.04	63.16
NVSL Naug Vlly Fin MHC of CT (44.2)	19.57	19.57	-0.44	-2.55	-2.17	-0.44	-2.55	0.20	750.36	0.78	NM	99.92	19.55	99.92	NM	0.00	0.00	NM
NEBS New England Bcshrs Inc. of CT	7.86	7.86	0.85	10.37	8.37	0.69	7.59	0.20	338.92	0.75	11.95	125.45	9.86	132.89	11.95	1.40	3.65	43.61
NFSB Newport Bancorp, Inc. of RI	8.60	8.60	0.69	7.67	3.30	0.63	7.03	0.68	83.35	0.86	30.28	235.79	16.57	342.89	30.60	0.00	0.00	0.00
PFFD North Central Bancshares of IA	8.60	5.91	0.51	4.64	3.00	0.51	4.64	0.06	570.24	0.47	33.35	153.87	16.57	153.87	33.45	0.80	3.09	NM
NWSB Northwest Bcrp MHC of PA(39.1)	10.77	10.77	-0.08	-1.32	-0.81	-0.44	6.39	0.92	55.35	0.62	NM	172.81	10.81	172.81	24.43	0.80	4.61	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	6.25	6.25	0.82	6.56	4.52	1.04	6.69	0.01	NA	0.94	24.34	160.46	53.79	289.13	24.43	0.48	4.01	NM
OCFC OceanFirst Fin. Corp of NJ	11.52	6.39	1.01	7.67	4.67	1.04	4.67	1.16	NA	1.16	NM	160.46	10.81	289.13	NM	0.80	4.01	0.00
ONFC Oneida Financl MHC of NY(44.6)	11.52	6.39	0.39	-2.55	4.01	-0.44	4.01	0.04	732.73	0.54	24.34	235.71	53.79	289.13	24.43	0.48	0.00	0.00
ORIT Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	4.01	1.04	4.67	NA	NA	1.16	NM	235.71	53.79	289.13	NM	0.00	0.00	0.00
OSBK Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.93	0.77	3.86	0.04	732.73	1.16	34.12	90.88	25.36	90.88	34.12	0.32	3.61	NM
PSBH PSB Hldg Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.72	0.40	3.74	0.34	111.91	0.76	36.79	136.24	14.21	161.44	36.79	0.28	2.72	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 28, 2007

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core ROA(5) (%)	Core ROE(5) (%)	NPAs/ Assets (%)	Rsrve/ NPAs (%)	Rsrve/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
PVFC PVF Capital Corp. of Solon OH(8)	7.94	7.94	0.47	6.00	3.56	0.44	5.67	1.76	27.95	0.63	28.09	167.03	13.26	167.03	29.71	0.30	1.94	54.55
PBCI Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	5.90	0.83	9.01	0.60	73.42	0.67	16.96	160.93	14.85	160.93	17.75	0.92	4.84	NM
PPED Park Bancorp of Chicago IL	14.29	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	124.11	17.74	124.11	NM	0.72	2.31	NM
PVSA Parkvale Financial Corp of PA	7.03	5.34	0.72	10.58	8.24	0.70	10.35	0.37	220.63	1.14	12.14	125.53	8.83	165.39	12.40	0.08	3.03	36.82
PRTR Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.19	0.69	5.22	0.11	845.52	1.47	23.86	107.89	14.49	219.28	20.63	0.28	2.30	54.90
PBHC Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.37	0.20	2.85	0.54	86.36	0.76	29.67	117.11	7.98	144.40	NM	0.41	4.19	NM
PFDC Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	5.24	0.53	4.19	0.54	69.76	0.52	19.07	84.47	10.75	87.92	19.99	0.76	4.58	NM
PCBI Peoples Community Bancp. of OH(8)	8.46	5.63	-0.64	-7.48	-8.12	-0.65	-7.59	1.81	73.01	1.36	NM	95.18	8.06	143.10	NM	0.60	3.53	NM
PBCT Peoples United Financial of CT	32.59	31.83	0.89	5.18	1.97	0.99	5.78	0.17	383.51	0.80	NM	115.43	37.62	118.19	NM	0.53	3.07	NM
PROV Provident Fin. Holdings of CA	7.83	7.83	0.66	8.44	7.95	0.39	5.00	0.83	107.20	1.04	12.58	110.14	8.62	110.14	21.21	0.72	3.23	40.68
PBNY Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.59	0.71	4.94	0.30	242.96	1.28	27.89	135.71	19.63	237.50	27.31	0.20	1.53	42.55
PBIP Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.58	0.79	4.31	0.12	123.97	0.30	38.65	173.88	30.11	173.88	38.69	0.20	1.62	62.50
PULB Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	7.21	0.69	9.16	0.98	91.33	0.99	13.87	160.45	11.34	169.94	18.17	0.36	2.78	38.71
RPFG Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.69	0.30	3.07	0.03	NA	1.27	37.11	131.99	12.12	136.42	39.76	0.26	1.56	57.78
RIVR River Valley Bancorp of IN	7.21	7.20	0.64	8.91	7.27	0.63	8.84	0.16	NA	0.78	13.75	120.79	8.71	126.45	13.85	0.80	4.44	61.07
RVSB Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.87	1.40	11.88	0.03	NA	1.30	14.56	173.27	20.64	233.86	14.85	0.44	2.96	43.14
RCKB Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	4.48	2.52	0.54	4.23	0.16	512.66	0.96	39.61	177.58	21.71	178.70	NM	0.16	1.12	44.44
ROMA Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.05	0.66	2.71	NA	NA	0.31	NM	235.54	63.08	236.19	NM	0.24	1.40	NM
ROME Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.29	1.08	4.18	0.38	172.25	0.71	30.41	132.37	31.80	132.37	30.41	0.32	2.70	NM
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.56	0.25	2.27	0.65	90.65	0.76	NM	163.08	17.79	166.31	NM	0.16	1.47	NM
SVBI Severn Bancorp, Inc. of MD	9.91	9.86	1.34	16.37	10.57	1.52	16.14	0.76	135.58	1.15	9.46	145.44	14.41	145.09	9.60	0.24	1.81	17.14
SUPR Superior Bancorp of AL	11.30	6.08	0.30	3.25	2.38	0.26	2.48	0.41	106.76	1.10	NM	103.69	12.39	203.93	NM	0.00	0.00	0.00
SYNF Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.78	0.37	3.73	0.04	NA	0.78	NM	172.86	18.50	173.85	NM	0.28	1.85	NM
THRD TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.67	0.77	7.79	0.42	103.13	0.57	15.00	120.26	11.99	129.15	15.59	0.80	2.90	43.48
TFSL TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.31	0.13	0.88	0.98	23.69	0.30	NM	219.32	42.93	220.44	NM	0.00	0.00	0.00
TONE TierOne Corp. of Lincoln NE(8)	10.53	9.21	1.01	9.74	7.18	0.99	9.53	1.65	59.80	1.40	13.93	129.88	13.67	150.14	14.23	0.32	1.21	16.84
TSBK Timberland Bancorp, Inc. of WA	11.05	10.74	1.37	10.52	7.41	1.32	10.15	0.06	NA	0.90	13.49	148.62	17.61	164.05	13.97	0.40	2.56	34.48
TRST TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	5.03	1.31	17.92	0.26	426.60	1.90	19.87	357.19	24.30	364.05	19.87	0.64	5.86	NM
UCBA United Comm Bncp MHC IN (45.0)	16.09	16.09	0.75	4.22	2.59	0.50	2.90	0.81	88.67	0.98	38.55	164.67	26.50	164.67	NM	0.32	2.59	NM
UCFC United Community Fin. of OH	10.17	8.89	0.75	7.31	9.28	0.69	6.66	2.32	29.51	0.85	10.78	79.25	8.06	90.70	11.84	0.38	5.26	56.72
UBNK United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.75	2.97	1.91	0.42	3.10	0.13	570.35	0.96	20.95	154.56	20.95	154.94	NM	0.24	1.91	NM
UWBK United Western Bancp, Inc of CO	5.46	5.46	0.48	9.43	6.67	0.58	11.24	0.51	82.67	0.79	15.00	130.42	7.56	130.42	12.59	0.24	1.13	17.02
VPFG ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.24	0.36	1.24	0.28	139.79	0.66	NM	228.43	29.90	228.43	NM	0.20	1.08	NM
WSFS WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	7.79	1.06	15.65	0.16	586.98	1.34	12.84	195.31	13.02	196.66	12.41	0.40	0.64	8.23
WVFC WVS Financial Corp. of PA	7.89	7.89	0.89	11.83	9.43	0.89	11.83	NA	NA	NA	10.61	123.98	9.78	123.98	10.61	0.64	3.85	41.29
WFSL Washington Federal, Inc. of WA	12.57	11.89	1.45	10.73	5.94	1.45	10.73	0.10	295.73	0.36	16.83	177.07	22.97	193.23	16.83	0.84	3.20	53.85
WAUW Waumetos Bids MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.74	0.24	1.68	2.63	16.92	0.69	NM	243.63	32.06	243.63	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH	8.40	7.98	0.55	6.53	5.65	0.57	6.72	0.23	160.32	0.64	17.70	115.63	9.80	124.34	17.20	0.48	3.93	69.57
WFBC Willow Financial Bcp Inc of PA	13.20	6.23	0.60	4.53	4.82	0.59	4.45	0.59	147.14	1.16	20.73	94.24	12.51	200.97	21.08	0.46	3.70	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended	DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999: Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000: Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001: Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002: Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003: Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004: Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005: Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006: Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007: Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.6
As of Sept. 28, 2007	13895.6	1526.8	2,701.5	1523.3	595.8

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



Index Values

	Index Values				Price Appreciation (%)		
	08/31/07	07/31/07	12/31/06	08/31/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,537.5	1,489.9	1,829.3	1,684.1	3.19	-15.95	-8.70
MHC Index	3,516.6	3,297.8	3,874.7	3,378.5	6.63	-9.24	4.09
Stock Exchange Indexes							
AMEX Thrifts	611.2	598.1	745.2	697.8	2.18	-17.98	-12.41
NYSE Thrifts	900.0	907.9	1,143.0	1,045.6	-0.87	-21.26	-13.93
OTC Thrifts	2,074.7	1,913.1	2,271.9	2,113.7	8.45	-8.68	-1.84
Geographic Indexes							
Mid-Atlantic Thrifts	3,688.6	3,446.7	4,104.1	3,807.9	7.02	-10.12	-3.13
Midwestern Thrifts	3,309.4	3,158.3	3,623.7	3,455.5	4.78	-8.67	-4.23
New England Thrifts	1,919.2	1,755.2	2,223.0	1,927.8	9.34	-13.67	-0.44
Southeastern Thrifts	1,121.7	1,106.4	1,670.8	1,556.1	1.38	-32.87	-27.92
Southwestern Thrifts	1,234.0	1,252.4	1,538.4	1,467.5	-1.47	-19.79	-15.92
Western Thrifts	1,344.3	1,368.9	1,717.1	1,579.4	-1.80	-21.71	-14.88
Asset Size Indexes							
Less than $250M	1,200.5	1,192.5	1,241.5	1,264.7	0.67	-3.30	-5.07
$250M to $500M	3,220.6	3,250.3	3,587.6	3,445.7	-0.92	-10.23	-6.53
$500M to $1B	1,882.2	1,841.1	2,135.1	2,001.2	2.24	-11.85	-5.95
$1B to $5B	2,317.2	2,120.3	2,693.3	2,591.2	9.29	-13.96	-10.57
Over $5B	912.4	890.5	1,096.0	998.9	2.45	-16.75	-8.66
Pink Indexes							
Pink Thrifts	498.3	518.1	515.9	472.5	-3.82	-3.42	5.44
Less than $75M	606.1	613.0	576.9	512.5	-1.12	5.06	18.27
Over $75M	515.9	536.7	535.0	490.3	-3.87	-3.56	5.23
Comparative Indexes							
Dow Jones Industrials	13,357.7	13,212.0	12,463.2	11,381.2	1.10	7.18	17.37
S&P 500	1,474.0	1,455.3	1,418.3	1,303.8	1.29	3.93	13.05

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity



RP Fin___al, LC.
Financial Services Industry Consultants

Exhibit IV-4
Florida and Georgia Thrift Acquisitions Announced Since 2006

Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Price/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
06/20/2007	NA	Fifth Third Bancorp	OH	R-G Crown Bank	FL	Thrift	3,017,583	12.89	-0.14	-1.15	1.61	31.60	338.0	NA	Cash	86.9	160.2	NM	9.6	NA
06/18/2007	09/17/2007	EverBank Financial	FL	NetBank Businesses	GA	Thrift	NA	NA	NA	NA	NA	NA	NA	NA		NA	NA	NA	NA	NA
02/28/2007	09/14/2007	CapitalSouth Bancorp	AL	Monticello Bancshares, Inc.	FL	Thrift	227,827	10.04	NA	NA	NA	NA	41.2	NA	Mixed	180.1	180.9	16.5	18.1	NA
12/26/2006	04/10/2007	Coastal Cmnty Investments Inc.	FL	Bayside Financial Corporation	FL	Thrift	84,037	9.37	1.45	16.64	0.00	NA	18.9	NA	Cash	239.4	239.6	14.9	22.4	34.7
10/23/2006	04/18/2007	Cmnty Bk Investors of America	VA	Bay Financial Savings Bank, FSB	FL	Thrift	71,470	31.98	0.87	2.92	4.16	68.01	NA	NA	Cash	NA	NA	NA	NA	NA
07/26/2006	01/05/2007	National City Corp.	OH	Fidelity Bankshares, Inc.	FL	Thrift	4,234,880	6.95	0.79	11.36	NA	NA	1038.4	39.9	Mixed	342.3	367.8	30.6	24.6	NA
07/10/2006	12/01/2006	National City Corp.	OH	Harbor Florida Bancshares, Inc.	FL	Thrift	3,213,768	10.62	1.68	14.91	0.09	718.40	1104.1	46.0	Stock	320.6	324.2	21.8	34.4	47.7
06/09/2006	10/03/2006	Republic Bancorp Inc.	KY	GulfStream Community Bank	FL	Thrift	64,736	13.84	0.64	3.76	0.00	NA	18.1	19.1	Cash	202.0	202.0	44.9	28.0	39.7
01/26/2006	05/05/2006	Mercantil Servicios	FL	Florida Savings Bank	FL	Thrift	130,616	7.49	0.74	10.44	0.09	582.14	NA	NA	Cash	NA	NA	NA	NA	NA
					Average:		1,380,613	12.88	0.83	8.40	0.98	360.01	426.5			228.52	244.10	26.72	22.81	40.70
					Median:		179,171	10.28	0.79	10.44	0.09	325.08	189.6			220.88	220.74	21.84	23.48	39.72

Financials at Announcement / *Pricing at Announcement*

Source: SNL Financial.

EXHIBIT IV-5

Atlantic Coast Federal Corporation
Director and Senior Management Summary Resumes

Exhibit IV-5
Atlantic Coast Federal Corporation
Director and Senior Management Summary Resumes

Directors

Charles E. Martin, Jr. Mr. Martin is a retired employee of CSX Transportation, Inc., Waycross, Georgia, where he worked as a machinist for over 20 years.

Forrest W. Sweat, Jr. Mr. Sweat is a partner in the law firm of Walker & Sweat, Waycross, Georgia. He has practiced law since 1982.

Thomas F. Beeckler. Mr. Beeckler is the owner, president and chief executive officer of the Beeckler Company, Jacksonville, Florida, a real estate development firm. Mr. Beeckler founded the company in 1990.

Robert J. Larison, Jr. Mr. Larison has served as the president and chief executive officer of Atlantic Coast Federal Corporation since its organization in 2003 and Atlantic Coast Bank and Atlantic Coast Federal Credit Union since 1983.

W. Eric Palmer. Mr. Palmer is employed by the Mayo Clinic, Jacksonville, Florida, where he has served as a director of patient financial services for the past three years. Prior to serving as a director, Mr. Palmer served as a section manager of accounts receivable at the Mayo Clinic for four years.

Jon C. Parker, Sr. Mr. Parker has served as our senior vice president and chief financial officer since our organization in 2003 and senior vice president and chief financial officer of Atlantic Coast Bank and Atlantic Coast Federal Credit Union since September 1999. Prior to such time he served as controller. On March 1, 2007 and on May 18, 2007, Mr. Parker relinquished his duties as chief financial officer of Atlantic Coast Bank and Atlantic Coast Federal Corporation, respectively.

Frederick D. Franklin, Jr. Mr. Franklin has been a partner in the law firm of Rogers Towers, P.A., Jacksonville, Florida since January 2004. From 1997 to 2004, he was a partner in the law firm of Holland & Knight, Jacksonville, Florida. Mr. Franklin specializes in complex commercial litigation.

Robert J. Smith. Mr. Smith is a certified public accountant. He has served as a mortgage banking executive with PHH Mortgage in Jacksonville, Florida, since January 2001 except for the period from April 2002 to July 2003, during which he was employed by Basis 100, a technology company which served the mortgage banking industry. Prior to his employment with PHH Mortgage (formerly known as Cendant Mortgage) in 2001, he was employed by Merrill Lynch Credit Corporation, Jacksonville, Florida, for over 10 years and, prior to that, was a Senior Manager for Deloitte & Touche LLP, where he was recognized as a National Industry Specialist in the savings and loan and real estate industries.

H. Dennis Woods. Mr. Woods was employed by CSX Transportation, Inc., Waycross, Georgia, from 1964 until his retirement in November 2005. He most previously served as the business manager of the company's warehouse in Waycross, Georgia.

Executive Officers Who Are Not Directors

Carl W. Insel. Mr. Insel has served as executive vice president- commercial lending since September 2007. He served as market president of Florida from December 2006 until September 2007. Prior to that Mr. Insel served as executive vice president beginning in October 2004. Mr. Insel previously served as senior vice president for retail banking at the National Bank of Commerce, Atlanta, Georgia, where he worked from 1996 to September 2004.

Thomas B. Wagers, Sr. Mr. Wagers has served as chief operating officer of Atlantic Coast Bank since his appointment in December, 2006 and previously served as vice president of finance, beginning in June 2004. Prior to joining Atlantic Coast Bank, Mr. Wagers was an independent accounting consultant from August 2002 until May 2004 and has over 14 years of banking experience.

Dawna R. Miller. Ms. Miller has served as senior vice president and chief financial officer of Atlantic Coast Bank since March 1, 2007 and of Atlantic Coast Federal Corporation since May 18, 2007. Formerly with National Australia Bank Limited and from 2002 to 2005, Ms. Miller served as Vice President and Controller of National Americas Investment, Inc., Director of SR Funding Corporation, Vice President of MSRA Holdings, Inc. and First Vice President and Controller of HomeSide Lending, Inc. Ms. Miller has over 15 years experience in the financial services industry. Ms. Miller worked as an independent business consultant since 2005 prior to joining Atlantic Coast Bank.

Phillip S. Buddenbohm. Mr. Buddenbohm has served as senior vice president-chief risk officer since September 2007. He previously served as senior vice president of credit administration from March 2005 until September 2007. Formerly a first vice president in the Consumer Services Division of National Commerce Financial Corporation in Memphis, Tennessee, he has 10 years of experience in lending, credit administration and branch services.

Philip S. Hubacher. Mr. Hubacher has served as treasurer of Atlantic Coast Bank since 1988. He is a lieutenant colonel in the United States Air Force Reserve.

Tricia H. Echols. Ms. Echols has served as market president of Georgia since her appointment in December 2006. Prior to this appointment, she served as vice president of consumer loan operations for over five years. Ms. Echols has been with Atlantic Coast Bank since 1993 serving in various management positions.

Denise A. Horton. Ms. Horton was appointed as the city president of the Jacksonville market in September 2007. Previously, she served as a senior vice president for retail banking for First Guaranty Bank in Jacksonville from 2005 to 2007. From June 1999 to February 2005, she served as a senior vice president –financial center administration for SouthTrust Bank in Columbus, Georgia.

EXHIBIT IV-6

Atlantic Coast Federal Corporation
Pro Forma Regulatory Capital Ratios

Atlantic Coast Federal Corporation

Pro Forma at June 30, 2007

(Dollars in Thousands)

	Actual, As of June 30, 2007 Amount	Percent of Assets	Minimum Amount	Percent of Assets	Midpoint Amount	Percent of Assets	Maximum Amount	Percent of Assets	Maximum As Adjusted Amount	Percent of Assets
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$73,737	8.28%	$123,549	13.04%	$132,387	13.82%	$141,226	14.59%	$151,390	15.46%
Tier 1 Capital (Leverage)	$72,239	8.12%	$122,051	12.90%	$130,889	13.69%	$139,728	14.46%	$149,892	15.33%
Requirement	35,578	4.00%	37,846	4.00%	38,248	4.00%	38,650	4.00%	39,112	4.00%
Excess	$36,661	4.12%	$84,205	8.90%	$92,641	9.69%	$101,078	10.46%	$110,780	11.33%
Tier 1 Capital (Risk-Based)	$72,239	11.73%	$122,051	19.47%	$130,889	20.81%	$139,728	22.15%	$149,892	23.67%
Requirement	24,624	4.00%	25,078	4.00%	25,158	4.00%	25,238	4.00%	25,331	4.00%
Excess	$47,615	7.73%	$96,973	15.47%	$105,731	16.81%	$114,489	18.15%	$124,561	19.67%
Total Risk-Based	$77,310	12.56%	$127,122	20.28%	$135,960	21.62%	$144,799	22.95%	$154,963	24.47%
Risk-Based Requirement	49,248	8.00%	50,155	8.00%	50,316	8.00%	50,477	8.00%	50,662	8.00%
Excess	$28,062	4.56%	$76,966	12.28%	$85,644	13.62%	$94,322	14.95%	$104,301	16.47%
Net Proceeds After Exp. Infused (50%)			$56,697		$66,750		$76,804		$88,365	
Less: ESOP			(6,885)		(8,100)		(9,315)		(10,712)	
Less: SBP			0		0		0		0	
Pro Forma Increase			$49,812		$58,650		$67,489		$77,653	

EXHIBIT IV-7

Atlantic Coast Federal Corporation
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Atlantic Coast Federal Corporation
Prices as of September 28, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Median	Georgia Thrifts Mean	Median	All Public Thrifts Mean	Median
Price-earnings multiple	=	P/E	33.25 x	15.79x	15.38x	NA	NA	20.27x	17.91x
Price-core earnings multiple	=	P/CE	33.86 x	16.83x	16.25x	NA	NA	20.71x	16.95x
Price-book ratio	=	P/B	100.76%	118.56%	108.41%	NA	NA	130.86%	121.99%
Price-tangible book ratio	=	P/TB	102.15%	132.66%	115.28%	NA	NA	147.57%	138.93%
Price-assets ratio	=	P/A	20.75%	12.42%	13.04%	NA	NA	16.63%	13.81%

Valuation Parameters

			Adjusted
Pre-Conversion Earnings (Y)	$3,848,000	(12 Mths 06/07)	ESOP Stock (% of Offering + Foundation) (E) — 6.00%
Pre-Conversion Core Earnings (YC)	$3,733,000	(12 Mths 06/07)	Cost of ESOP Borrowings (S) — 0.00%
Pre-Conversion Book Value (B)	$89,097,000	(2)	ESOP Amortization (T) — 20.00 Years
Pre-Conv. Tang. Book Value (B)	$86,237,000	(2)	Stock Program (% of Offering + Foundation) (M) — 3.00%
Pre-Conversion Assets (A)	$898,415,000		Stock Programs Vesting (N) — 5.00 Years
Reinvestment Rate (R)	4.90%		Fixed Expenses — $1,300,000
Tax rate (TAX)	38.00%		Variable Expenses — 1.00%
After Tax Reinvest. Rate (R)	3.04%		Percentage Sold (PCT) — 63.8232%
Est. Conversion Expenses (1)(X)	1.88%		MHC Assets (MHC1) — $518,000
Price/Share	$10.00		MHC Assets as a % of Offering (MHC2) — 0.38%
Foundation Cash Contribution (FC)	0.00%		Options as % of Offering (O1) — 7.50%
Foundation Stock Contribution (FS)	0.00% Shares		Estimated Option Value (O2) — 22.00%
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3) — 5.00
			% of Options taxable (O4) — 25.00%

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-FS+MHC2) \cdot R - (1-TAX) \cdot (E/T) - (1-TAX) \cdot (M/N) - (1-TAX \cdot O4) \cdot (O1 \cdot O2/O3))}$$ V= $211,521,980

2. $$V = \frac{P/Core\ E \cdot (YC)}{1 - P/Core\ E \cdot PCT \cdot ((1-X-E-M-FS+MHC2) \cdot R - (1-TAX) \cdot (E/T) - (1-TAX) \cdot (M/N) - (1-TAX \cdot O4) \cdot (O1 \cdot O2/O3))}$$ V= $211,521,980

3. $$V = \frac{P/B \cdot (B+FT+MHC1)}{1 - P/B \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $211,521,980

4. $$V = \frac{P/TB \cdot (B+FT+MHC1)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $211,521,980

5. $$V = \frac{P/A \cdot (A+FT+MHC1)}{1 - P/A \cdot PCT \cdot (1-X-E-M-FC-FS)}$$ V= $211,521,980

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	17,853,750	10,120,031	27,973,781	0	27,973,781	2.04545
Maximum	15,525,000	8,800,027	24,325,027	0	24,325,027	1.77866
Midpoint	13,500,000	7,652,198	21,152,198	0	21,152,198	1.54666
Minimum	11,475,000	6,504,368	17,979,368	0	17,979,368	1.31466

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$178,537,500	$101,200,310	$279,737,810	$0	$279,737,810
Maximum	$155,250,000	$88,000,270	$243,250,270	0	$243,250,270
Midpoint	$135,000,000	$76,521,980	$211,521,980	0	$211,521,980
Minimum	$114,750,000	$65,043,683	$179,793,680	0	$179,793,680

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

Atlantic Coast Federal Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio
    Fully Converted Value $179,793,680
    Exchange Ratio   1.31466

    2nd Step Offering Proceeds $114,750,000
    Less: Estimated Offering Expenses   2,393,000
    Plus: MHC Assets   518,000
    2nd Step Net Conversion Proceeds $112,875,000

2. Estimated Additional Income from Conversion Proceeds

    Net Conversion Proceeds $112,875,000
      Less: Cash Contribution to Foundation   (0)
      Less: Stock Contribution to Foundation   0
      Less: ESOP Stock Purchases (1)   (6,885,000)
      Less: Restricted Stock Purchases (2)   (3,443,251)
    Net Proceeds to be Reinvested $102,546,749
    Estimated after-tax net incremental rate of return   3.04%
    Earnings Increase $3,115,370
      Less: Estimated cost of ESOP borrowings   0
      Less: Amortization of ESOP borrowings(3)   (213,435)
      Less: Stock Programs Vesting (3)   (426,963)
      Less: Option Plan Vesting (4)   (342,775)
    Net Earnings Increase $2,132,197

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$2,132,197	$5,980,197
12 Months ended June 30, 2007 (core)	$3,733,000	$2,132,197	$5,865,197

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$102,546,749	$0	$191,643,749
June 30, 2007 (Tangible)	$86,237,000	$102,546,749	$0	$188,783,749

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$102,546,749	$0	$1,000,961,749

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effected 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio
    Fully Converted Value $211,521,980
    Exchange Ratio   1.54666

    2nd Step Offering Proceeds $135,000,000
    Less: Estimated Offering Expenses   2,536,000
    Plus: MHC Assets   518,000
    2nd Step Net Conversion Proceeds $132,982,000

2. Estimated Additional Income from Conversion Proceeds

    Net Conversion Proceeds $132,982,000
    Less: Cash Contribution to Foundation   (0)
    Less: Stock Contribution to Foundation   0
    Less: ESOP Stock Purchases (1)   (8,100,000)
    Less: Restricted Stock Purchases (2)   (4,050,883)
    Net Proceeds to be Reinvested $120,831,117
    Estimated after-tax net incremental rate of return   3.04%
    Earnings Increase $3,670,849
    Less: Estimated cost of ESOP borrowings   0
    Less: Amortization of ESOP borrowings(3)   (251,100)
    Less: Stock Programs Vesting (3)   (502,310)
    Less: Option Plan Vesting (4)   (403,265)
    Net Earnings Increase $2,514,175

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$2,514,175	$6,362,175
12 Months ended June 30, 2007 (core)	$3,733,000	$2,514,175	$6,247,175

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$120,831,117	$0	$209,928,117
June 30, 2007 (Tangible)	$86,237,000	$120,831,117	$0	$207,068,117

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$120,831,117	$0	$1,019,246,117

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effecte 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Maximum of the Range

1. **Fully Converted Value and Exchange Ratio**

Fully Converted Value	$243,250,270
Exchange Ratio	1.77866
2nd Step Offering Proceeds	$155,250,000
Less: Estimated Offering Expenses	2,679,000
Plus: MHC Assets	518,000
2nd Step Net Conversion Proceeds	$153,089,000

2. **Estimated Additional Income from Conversion Proceeds**

Net Conversion Proceeds	$153,089,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(9,315,000)
Less: Restricted Stock Purchases (2)	(4,658,516)
Net Proceeds to be Reinvested	$139,115,484
Estimated after-tax net incremental rate of return	3.04%
Earnings Increase	$4,226,328
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(288,765)
Less: Stock Programs Vesting (3)	(577,656)
Less: Option Plan Vesting (4)	(463,755)
Net Earnings Increase	$2,896,152

3. **Pro Forma Earnings**

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$2,896,152	$6,744,152
12 Months ended June 30, 2007 (core)	$3,733,000	$2,896,152	$6,629,152

4. **Pro Forma Net Worth**

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$139,115,484	$0	$228,212,484
June 30, 2007 (Tangible)	$86,237,000	$139,115,484	$0	$225,352,484

5. **Pro Forma Assets**

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$139,115,484	$0	$1,037,530,484

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effe   38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$279,737,810
Exchange Ratio	2.04545
2nd Step Offering Proceeds	$178,537,500
Less: Estimated Offering Expenses	2,843,000
Plus: MHC Assets	518,000
2nd Step Net Conversion Proceeds	$176,212,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$176,212,500
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(10,712,250)
Less: Restricted Stock Purchases (2)	(5,357,293)
Net Proceeds to be Reinvested	$160,142,957
Estimated after-tax net incremental rate of return	3.04%
Earnings Increase	$4,865,143
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(332,080)
Less: Stock Programs Vesting (3)	(664,304)
Less: Option Plan Vesting (4)	(533,318)
Net Earnings Increase	$3,335,441

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$3,335,441	$7,183,441
12 Months ended June 30, 2007 (core)	$3,733,000	$3,335,441	$7,068,441

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$160,142,957	$0	$249,239,957
June 30, 2007 (Tangible)	$86,237,000	$160,142,957	$0	$246,379,957

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$160,142,957	$0	$1,058,557,957

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effect 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

Comparable Group

	Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
CSBC Citizens South Banking of NC	5,910	642	-218	0	6,334	7,886	0.80
CFFC Community Fin. Corp. of VA(2)	4,153	0	0	0	4,153	4,296	0.97
ESBF ESB Financial Corp. of PA	8,754	-1,248	424	0	7,930	12,717	0.62
FSBI Fidelity Bancorp, Inc. of PA	4,196	-435	145	-407	3,509	2,990	1.17
FCFL First Community Bk Corp of FL(4)	1,510	-104	35	0	1,441	4,078	0.71
FFBH First Fed. Bancshares of AR	4,816	-802	273	0	4,287	4,863	0.88
GSLA GS Financial Corp. of LA	1,983	-54	18	0	1,947	1,266	1.54
JFBI Jefferson Bancshares Inc of TN	1,691	29	-10	0	1,710	6,412	0.27
PVSA Parkvale Financial Corp of PA	13,425	-453	154	0	13,126	5,612	2.34
TSH Teche Hlding Cp of N Iberia LA	6,923	-86	23	0	6,866	2,201	3.12

(2) Financial information is for the quarter ending December 31, 2006.
(4) Figures are for two quarters of financial data. EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2006 by RP Financial, LC.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

END

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